Form 20-F
period 2021-12-31
Onion Global Ltd
filed 2022-06-27
CIK 1829949

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-40374

Onion Global Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 309 3-05 Huangfu Avenue Zhong

Tianhe District, Guangzhou City

Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Cong (Kenny) Li

Chief Executive Officer

Tel: (+86) 020-38262863

E-mail: ir@msyc.cc

No. 309 3-05 Huangfu Avenue Zhong, Tianhe District, Guangzhou City

Guangdong Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ten (10) ADS represents one (1) Class A ordinary share, par value US$0.0001 per share	OG	The New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*	N/A	The New York Stock Exchange
*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

10,511,762 ordinary shares, comprised of 5,671,762 Class A ordinary shares, par value US$0.0001 per share, and 4,840,000 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

i

INTRODUCTION

Except where the context otherwise requires and for the purpose of this annual report only:

●	“active KOCs” in a given period refers to KOCs that confirmed one or more shipped orders on our platform within the indicated period;
●	“active buyer” in a given period refers to a registered account, identified by a phone number that confirmed one or more shipped orders on our platform within the indicated period, which, for the avoidance of doubt, includes active KOCs;
●	“ADSs” refers to the American depositary shares, each ten (10) ADSs representing one (1) Class A ordinary share;
●	“average order value” is calculated using total GMV divided by our total order volume during the specified period;
●	“brand” refers to a collection of lifestyle products manufactured by a given lifestyle goods and/or brand company under a particular trade name;
●	“brand partners” refer to our third-party brand companies that supply products directly to us pursuant to our collaboration arrangements.
●	“CAC” refers to the Cyberspace Administration of China;
●	“CAGR” refers to compound annual growth rate;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;
●	“KOCs” refers to key opinion consumers, who tests products, gives reviews on, and recommends the products sold on our platform to other prospective customers through their social networks. For the avoidance of doubt, the number of KOCs includes the number of O’Partners;
●	“Onion,” “we,” “us,” “our,” “ours,” “our company,” the “Group” and the “Company,” refer to Onion Global Limited, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE and subsidiaries of the VIE;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“GMV” (i) with respect to GMV generated by sales through self-operated distribution channels (including O’Mall) and third-party platforms, such term refers to gross merchandise volume, which represents the total value of confirmed orders placed with us and sold via our platforms, including the total value of orders sold through our active KOCs through their social networks, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any incentives granted to KOCs; for the avoidance of doubt, such value of confirmed orders placed with and sold via our platforms before deduction of discounts and loyalty points applied to the orders sold and (ii) with respect to GMV generated by the Group, such term includes both (a) GMV referred in (i) and (b) all types of payments made by individuals who open an O’Partner account registered with our system;
●	“Guangzhou Onion” refers to Guangzhou Onion Vogue Group Co., Ltd., the variable interest entity of the Group, or the VIE, the financial results of which were consolidated into our consolidated financial statements as if they were our subsidiaries;
●	“incubate brand partners” refers to our effort to develop and cultivate new and emerging brands that are unknown to our consumers to become ones that are well recognized among such consumers, through providing sales and marketing, brand development and distribution services and support;

●	“lifestyle brand” refers to a brand that offers a variety of consumer goods that typically embody the values, interests or opinions of a group or a culture for marketing purposes;
●	“O’Partner” refers to a group of individuals who provide product promotion and distribution support services to KOCs;
●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“provinces” refers to provinces, autonomous region and municipality of the People’s Republic of China;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America;
●	“variable interest entity” or “VIE” refers to Guangzhou Onion, the PRC entity of which we have power to control the management, and financial and operating policies and have the right to receive economic benefits that are significant to the VIE and in which we have an exclusive option to purchase all or part of the equity interests and/or the assets at the minimum price possible to the extent permitted by PRC law;
●	“WFOE” refers to Guangzhou Transasia Trading Co., Ltd., a PRC company. “WFOE” stands for wholly foreign-owned enterprise, given that the direct and indirect parent companies of the WFOE are companies incorporated in the jurisdictions outside of the PRC.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, political, demographic and business conditions in China and globally;
●	fluctuations in inflation and exchange rates in China and globally;
●	our ability to implement our growth strategy;
●	our ability to maintain and expand our brand portfolio, including our network of brand partners and third-party product suppliers, as well as our private label offerings;
●	our ability to maintain the popularity of or any loss of any of our leading brand partners;
●	our ability to maintain KOC loyalty or sustain growth of our KOC community;
●	our ability to compete and conduct our business in the future;
●	the availability of qualified personnel and the ability to retain such personnel;
●	the expected growth and competition in the lifestyle brand industry in China;
●	changes in government policies and regulation;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

3.A.[Reserved]

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

Onion Global Limited is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and consolidated variable interest entity, or the VIE. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIE in practice as current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and related businesses. To comply with PRC laws and regulations, we use Guangzhou Onion, our VIE in the PRC, to provide internet information services. This structure allows us to exercise effective control over the VIE, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIE is owned by certain nominee shareholders, not us. Most of these nominee shareholders are also beneficial owners of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may never directly hold equity interests in the VIE under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “Onion” refers to Onion Global Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIE and its subsidiaries, and “Guangzhou Onion” refers to Guangzhou Onion Vogue Group Co., Limited. We refer to Guangzhou Transasia Trading Co., Ltd. as the WFOE in the context of describing of its activities. We refer to Guangzhou Onion as the VIE in the context of describing its activities and contractual arrangements with us. Our VIE primarily conducts operations in China, and our VIE is consolidated for accounting purposes but is not an entity in which our own equity, and our Company does not conduct operations by ourselves.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIE accounted for 38%, 8% and 4%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 25% and 11% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIE have not been tested in court. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIE that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Risks Related to Doing Business in China

We are a China-based company and we may face risks and uncertainties in doing business in China, including:

●	Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;
●	Trading in our ADSs on the New York Stock Exchange or OTC may be prohibited, and as a result, our ADSs may be delisted under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States;
●	The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the New York Stock Exchange or OTC or delisted;
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our financing activities to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business; and
●	Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to Our Corporate Structure

We face risks and uncertainties related to our corporate structure, including:

●There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of us. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our potential future issuance of securities overseas.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.
●	We rely on contractual arrangements with our VIE to use, or otherwise benefit from, the foreign restricted licenses and permits, which may not be as effective as direct ownership in providing operational control.

Risks Related to Our Business and Industry

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

●	Our limited operating history may not be indicative of our future growth or financial results, and we may not be able to sustain our historical growth rates;
●	Our business depends on the continued success of our growing brand portfolio and if we fail to maintain and expand our brand portfolio, including our private label offerings, or maintain and enhance our brand recognition, our business, results of operations and prospects may be harmed;
●	Our business relies on our leading brand partners. Any failure to maintain the popularity of or any loss of any of our leading brand partners would negatively impact our business and prospects;
●	If we fail to maintain KOC loyalty or sustain growth of our KOC community, our business, operations, profitability and prospects may be materially and adversely affected;
●	Negative publicity about our brands, our business model or our products may materially and adversely affect our reputation, our business and the trading price of our ADSs, regardless of its accuracy. We may also be adversely affected by negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate, regardless of its accuracy;
●	If we fail to anticipate and respond to changing customer preferences and shifts in lifestyle brand and market trends in a timely manner, our business and operating results could be harmed;
●	Our flexible supply chain is essential to our business and is subject to risks associated with demands forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers;
●	We may incur liability for counterfeit, unauthorized, illegal or infringing products sold or misleading information available on our platform that we operate or during our KOCs’ sales or promotion. In addition, we may be subject to product liability claims that could be costly and time-consuming;

●	We conduct our business through e-commerce platforms and online social media platforms. The material disruption of those platforms or any adverse changes on our cooperation with them could harm our business and operation;
●	We rely on brand partners, third-party suppliers, manufacturers, logistics service providers and other vendors to serve our customers. If they fail to provide products or services that are consistent with our standards or applicable regulatory requirements, we may have to find alternative vendors, and our reputation and operation could suffer; and
●	We procure inventory based on our forecast on customer demands, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.
●	If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Risks Related to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks related to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

●	Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine, including particularly how countries like the United States and China choose to respond to this war. As a result, the value of our ADSs may significantly decline.
●	The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance.
●	You may experience dilution of your holdings due to the inability to participate in rights offerings.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

We conduct substantially all of our operations in China and most of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China is still owned by the PRC government. The PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the PRC government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations.

Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares and/or ADS are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ordinary shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Trading in our ADSs on the New York Stock Exchange or OTC may be prohibited, and as a result, our ADSs may be delisted under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, has been signed into law on December 18, 2020. The HFCA Act requires the SEC to prohibit the trading of securities of a Chinese or non-U.S. company on U.S. securities exchanges or the over-the-counter market if the PCAOB has determined that it has been unable to inspect the company’s accounting firm for three consecutive years because of a position taken by an authority in the company’s jurisdiction. The HFCA Act also requires such companies to make certain disclosures about their ownership by governmental entities and their relationships with the Chinese Communist Party.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act (the “Final Amendments”). The Final Amendments finalize the interim final rules adopted in March with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate to be provisionally identified by the SEC under the HFCA Act shortly after the filing of this annual report and anticipate being conclusively identified 15 business days afterwards.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor in the three consecutive years or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading over-the-counter either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs.

If our ADS are delisted from the U.S. securities exchange and are prohibited from trading in the over-the-counter market in the United States, there is no certainly that we will be able to list our ordinary shares on a non U.S. securities exchange or that a market for our ordinary shares will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the New York Stock Exchange or OTC or delisted.

On June 22, 2021, the U.S. Senate passed a bill, also known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently required under the HFCA Act, after the law becomes effective. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America COMPETES Act of 2022 however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America COMPETES Act of 2022

bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it will reduce the time period before our ADSs may be prohibited from trading on the New York Stock Exchange or over-the-counter or be delisted.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our former independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.- listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our Class A ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

You are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

Onion Global Limited is an exempted company incorporated under the laws of the Cayman Islands with no operations of its own. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. As such, investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in our ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Related to Our Class A Ordinary Shares and Our ADSs— It may be difficult for overseas regulators to conduct investigations or collect evidence within China” for additional risks associated with investing in us as a Cayman Island companies. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions (or resolutions of partners), original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may strengthen its capital controls from time to time and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC administration for market regulation. A company chop or seal may serve as the legal representation of the company towards third parties even when unaccompanied by a signature.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If the preferential tax treatments and government subsidies granted by PRC government become unavailable, our results of operation and financial condition may be adversely affected.

We currently enjoy preferential tax treatment granted by the PRC government to one of our VIE subsidiaries and benefit from subsidies granted by local governments, and such preferential tax treatments and government subsidies may become unavailable in the future. Any increase in the enterprise income tax rate applicable to our subsidiaries, our VIE or the subsidiaries of our VIE in China, or any discontinuation or reduction of any of the preferential tax treatments and local government subsidies currently enjoyed by us will negatively affect our results of operation and financial condition.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our financing actities to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to our VIE or its subsidiaries, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to registration with the State Administration of Market Regulation, or the SAMR or its local counterpart and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to our VIE or its subsidiaries must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIE or its subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the euro, the Japanese yen and the British pound. In the fourth quarter of 2016 the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the RMB may have a material adverse effect on your investment. Substantially all of our net revenues and costs are denominated in Renminbi. Any significant revaluation of RMB may adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. Transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, the PRC national security reviews rules which became effective in September 2011 requiring mergers and acquisitions by foreign investors of PRC companies engaged in military- related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM and the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Offshore Investment”.

We are committed to complying with and to ensuring that our shareholders and beneficial owners who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as provided in those regulations.

We have requested all shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being PRC residents to complete their registration with or to obtain approval by the local SAFE, the National Development and Reform Commission, or the NDRC, or the MOFCOM branches. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, NDRC and MOFCOM regulations. In addition, one of our PRC subsidiaries incorporated a Hong Kong company without first obtaining relevant record-filing or registrations required under relevant SAFE, NDRC and MOFCOM regulations. Any failure or inability by such shareholders, beneficial owners or our subsidiaries to comply with SAFE, NDRC and MOFCOM regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007 and 2008. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Employee Stock Incentive Plan.”

In addition, the State Administration of Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of our ADSs or shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders (including ADS holders) may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs and could have a material adverse effect upon our business, results of operations, financial condition and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our self-owned online store or content is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition and results of operations.

Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. The negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of Onion Global Limited. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-visual programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “—Regulation-Regulations on Foreign Investment—Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version).”

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIE. Our WFOE has entered into a series of contractual arrangements with Guangzhou Onion, our VIE, and its shareholders, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results as our VIE under U.S. GAAP. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIE and Our VIE’s Respective Shareholders” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or our VIE are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and the SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIE;
●	imposing fines, confiscating the income from our PRC subsidiaries or our VIE, or imposing other requirements with which we or our VIE may not be able to comply; or
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE.
●	restricting or prohibiting our use of the proceeds of financing activities to finance our business and operations in China.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIE or our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual control rights over the assets of the VIE that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIE and its shareholders to operate our business in China.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIE and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

Most of the nominee shareholders of the VIE are also beneficial owners of the Company. The enforceability of the contractual agreements between us, the VIE and its shareholders depends to a large extent upon whether the VIE and its shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our potential future issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China- based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), the Draft Overseas Listing Measures, for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these draft rules, if the issuer meets the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these draft rules prescribe that the domestic enterprises submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting post-filing material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities to acquire assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a critical information infrastructure operator, or CIIO, that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The Implementing Regulation of the Foreign Investment Law Regulations, or the FIL Interpretations, adopted by the State Council on December 12, 2019 also did not provide further clarification for such “other means.” In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid on the basis that it is for investment in prohibited industries under the negative list or it is for investment in restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. It leaves leeway for future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment. The most updated negative list, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in prohibited industries under the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprises like us will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we currently leverage the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted in investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, the foreign restricted licenses and permits, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future as our business continues to expand, such as the internet content provider license, or the ICP license, held by a subsidiary of our VIE. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective and may incur substantial costs. If the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could adversely affect our business, financial condition and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constraining our growth.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. As of the date of this annual report, our contractual arrangements with the VIE have not been tested in court.

In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Risks Related to Our Business and Industry

We are a company with limited operating experience at our current scale of operations. Our limited operating history may not be indicative of our future growth or financial results, and we may not be able to sustain our historical growth rates.

We had experienced rapid expansion historically. Our revenues increased by 33.7% from RMB2,850.7 million in fiscal year 2019 to RMB3,810.7 million in fiscal year 2020, and decreased by 32.9% from fiscal year 2020 to RMB2,556.9 million (US$401.2 million) in fiscal year 2021. Our net income increased by 102.3% from RMB102.8 million in fiscal year 2019 to RMB208.0 million in fiscal year 2020. We recorded net loss of RMB352.9 million (US$55.4 million) in 2021. Our limited operating history at this scale, combined with the rapidly evolving nature of the lifestyle brand industry in which we operate, and other factors beyond our control, may make it difficult to evaluate our prospects as well as the risks and uncertainties associated with our business. We cannot guarantee that we will be able to maintain or increase our growth rates, net revenue, or other performance indicators. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

As we continue to expand, our continued growth could strain our existing resources, and we could experience ongoing challenges, including:

●	managing our operational, administrative and financial capabilities and other resources;
●	managing our brand portfolio, including further expanding our private label offerings, products and services;

●	expanding marketing channels and deepening end customer outreaches;
●	staying abreast of the evolving industry demands and market developments and catering to consumers’ changing tastes;
●	developing and applying technologies necessary to support our expanded operations;
●	effectively managing our supply chain;
●	responding to changes in the regulatory environment;
●	exploring new market opportunities such as new monetization channels; and
●	addressing other challenges resulting from our expansion.

All efforts to address the potential challenges on our way to expansion require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively or timely address operating difficulties and challenges to keep up with our growth. If we are unable to successfully address these difficulties, risks and uncertainties, our business, financial conditions and results of operations could be materially and adversely affected.

Our business depends on the continued success of our growing brand portfolio and if we fail to maintain and expand our brand portfolio, including our private label offerings, or maintain and enhance our brand recognition, our business, results of operations and prospects may be harmed.

We mainly depend on our brand portfolio to scale our business, attract and retain our brand partners and customers. As of December 31, 2021, our Luca Bank portfolio seamlessly connected various lifestyle brands from our 115 brand partners with customers around China and overseas. In addition, as of December 31, 2021, we had developed 30 private labels, covering approximately 2,400 cumulative SKUs. For detailed discussion on Luca Bank, please see “Item 4. Information on the Company—4.B. Business Overview—Our Comprehensive Global Brand Platform—“Luca Bank—Our Brand Portfolio.” Although we have devoted significant resources to and incurred large amount of expenses on sourcing, maintaining, promoting and expanding our brands, we cannot assure you that these efforts will be successful. In addition, maintaining and enhancing the recognition of our brands are also key to our success, which could be affected by various factors, including the effectiveness of our brand marketing strategy, publicity about our business, quality of products offered under the brands as well as preference of consumers, certain of which are beyond our control. Any failure to maintain and expand our brand portfolio or maintain and enhance our brand recognition could have a material and adverse effect on our business, results of operations and prospects.

Our business relies on our leading brands of lifestyle goods. Any failure to maintain the popularity of or any loss of any of our leading brands would negatively impact our business and prospects.

In fiscal years 2019, 2020 and 2021, the top five best-seller brands on our O’Mall platform contributed approximately 13.5%, 13.1% and 12.8% of the total GMV generated from sales on O’Mall, respectively. Such concentration subjects us to the risk of substantial decreases in, or impediments to the growth of, our GMV and revenues, if we fail to maintain the popularity of any of these leading brands.

We anticipate that the concentration risks on our leading brands will continue to exist in the foreseeable future, and the portion of our revenues attributable to such brands may further increase in the future. Any failure to maintain the popularity or any loss of our leading brands would negatively affect our business and prospects.

If we fail to maintain KOC loyalty or sustain growth of our KOC community, our business, operations, profitability and prospects may be materially and adversely affected.

We mainly rely on our KOCs’ interactions and referrals through their social networks to promote products sold on our platform. We provide incentives to active KOCs based on a completed sales transation referred by such active KOCs; however, our KOCs may decide to stop promoting the products at any time or not to promote the products at all. Therefore, we cannot guarantee the performance of our KOCs will be satisfactory, particularly in terms of making interactions and referrals and promoting products.

Maintaining engagement and interaction with our KOCs is challenging and subject to many factors beyond our control, including, but not limited to, changing lifestyle tastes, dissatisfactions with our brand partners’ products or our products, intensified market competitions and negative publicities regarding our business. In particular, we serve our community through O’Partners, who invite KOCs to join our platform and provide them with product promotion and distribution support. We do not have direct power to direct O’Partners’ operations. As such, we cannot guarantee their engagement and interactions with our KOCs will be effectively managed and maintained in a way that benefits our platform.

Even if we are able to maintain or enlarge our active KOC base, we may not be able to effectively convert the advantage of our KOC base into sales, which is subject to various factors, including refining our current product offerings, expanding our offerings into new categories, expanding our marketing channels, or exploring other monetization channels. If we fail to direct customers’ spending, our growth strategy would be harmed, which could in turn harm our business and financial results.

Negative publicity about our brands, our business model or our products may materially and adversely affect our reputation, our business and the trading price of our ADSs, regardless of its accuracy. We may also be adversely affected by negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate, regardless of its accuracy.

Regardless of its accuracy, negative publicity about our business model or our products may arise and appear on the internet and other media from time to time, and negative publicity of more serious natures may arise in the future. For example, our KOCs may post unlawful, false, offensive or controversial content on their social media pages, which may result in negative comments and complaints or even cause their accounts to be closed by certain social media platforms. Especially because we do not own our KOCs’ social media accounts and are not able to control such accounts, it is hard to remove any negative publicity after a post goes online.

In addition, our business model utilizing our KOC network may be alleged to be involved in misconducts, improper activities, rumors, scandals or illegal activities from time to time related to a variety of matters, such as misleading advertising practice. These allegations, even if factually incorrect or based on isolated events, would result in negative publicity of our KOCs, and may further have an adverse effect on our brand and reputation.

Our brands and products may also be subject to negative publicity for various reasons, such as complaints about the quality of the products, customer services or other public relation incidents of us, which may adversely affect our reputation, brand loyalty and consequently affect the sales of our products. Any such negative publicity, regardless of its veracity, could result in the expenditure of funds and management time and may have a material and adverse effect on our reputation, our business and the trading price of our ADSs.

Moreover, negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate can harm our brand and reputation, regardless of its accuracy. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconducts or other improper activities committed by our directors, officers, employees, agents and other business partners;
●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees, KOCs and other business partners;
●	complaints from our followers and customers about our products and services;
●	security breaches of the social media accounts of our KOCs, our customers’ confidential information or transaction data;
●	employment-related claims relating to employment discrimination, working hours violation, tax, wage or pension matters;
●	governmental and regulatory investigations, penalties or claims resulting from misconduct of our KOCs or business partners, or our failure to comply with applicable laws and regulations;
●	negative publicity and claims asserted against our brand partners, especially any product quality issues of our brand partners’ products promoted by our KOCs; and

●	negative publicity of the industry in which we operate, including, but not limited to, bankruptcy and cessation of business operations of any of our major competitors.

If we fail to anticipate and respond to changing customer preferences and shifts in lifestyle brands and market trends in a timely manner, our business and operating results could be harmed.

Our success largely depends on our ability to consistently gauge customers’ tastes and market trends, provide a balanced assortment of merchandize and source brands that satisfies customer demands in a timely manner. Our failure to anticipate, identify or react appropriately and timely to changes in customer preferences, tastes and market trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our profitability. In addition, failure to respond to changing customer preferences and trends in lifestyle brand could negatively impact our brand image with our customers and result in diminished brand loyalty, and thus harm the prospects of our business.

Our product supply chain is essential to our business and is subject to risks associated with demands forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers.

We largely depend on our supply chain management capabilities to minimize our inventory risks, maintain our short turnaround time and improve our operational efficiency. However, our demand forecast may not be accurate, which could result in inventory write-offs or inventory shortages. Even if we are able to make accurate demand forecast, our product supply chain may not be able to meet our demand on a timely basis due to unexpected reasons, including but not limited to delays in manufacturing. In addition, warehouses that we operate may not have sufficient capacity to process orders efficiently.

Our product supply chain is also largely dependent on our relationship with our product suppliers. As of December 31, 2021, we worked with over 1,000 product suppliers, including both brand partners and other product resellers and distributors. We cannot assure you that our current product suppliers will continue to sell products or provide services to us on commercially acceptable terms, or at all, after the current term of the agreement expires. If our suppliers cease to transact with us on favorable payment terms or deliver production in a timely manner as agreed under the contract terms, our operations may be materially and adversely affected.

Although we believe our supply chain has capacity to support our current operation, we cannot guarantee our supply chain will be adequate to support our expanded business in the future. Thus, if we fail to manage our supply chain in line with our business expansion, our business, prospects, financial condition and results of operations may suffer.

We may incur liability for counterfeit, unauthorized, illegal or infringing products sold or misleading information available on our platform that we operate or during our KOCs’ sales or promotion. In addition, we may be subject to product liability claims that could be costly and time- consuming.

We promote sales of third-party products and sell our own private label products on our platform, some of which may be defective. We rely on third parties to manufacture our private label products and have limited control over the quality of third-party products sourced from our product suppliers, including both brand partners and other product resellers and distributors. As we are expanding product categories and promoting various third-party brands’ products, our exposure to product risks and liabilities could further increase. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us. We could also be subject to claims from consumers for any harm resulted from their reliance on our KOCs’ promotion of third-party brands’ products. If a successful claim were brought against us, our business could be adversely affected. Although we may have the right under applicable laws, rules and regulations to recover the compensation from the relevant manufacturers or third-party merchants, there can be no assurance that the enforcement of these remedies will be timely and adequate for covering the compensation that we are required to make to consumers. Furthermore, any discovery of counterfeit, unauthorized, illegal or infringing products sold on our online stores or promoted by our KOCs may severely damage our reputation among brand partners, and they may refrain from having further collaborations with us in the future, which would materially and adversely affect our operations and financial results.

In addition, we may be subject to penalties under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, unauthorized products, or products, images, logos or any other information that otherwise infringe third parties’ rights, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Our reputation or operation may also be harmed by third-party brands’ inadequate measures for avoiding counterfeit, unauthorized, illegal or infringing products.

If we fail to develop, upgrade and apply our technologies to support and expand our business, our business may be materially and adversely affected.

We rely on our technology infrastructure and operating systems to carry out the key aspects of our business, including identifying market trends in lifestyle brands, selecting and partnering with quality brand partners, assisting in product designs for our private label brands, forecasting customers’ demands, supporting our product supply chain, enabling effective marketing and distribution, and refining customer services. Although we did not experience any material failure or breakdown of our operating systems in the past, we cannot guarantee that such risks are always under control. In addition, computer viruses, security breaches and information theft may lead to delays or errors in transaction processing, inability to fulfill purchase orders or loss of data. Any interruptions of our operating platform, whether caused by computer viruses, hacking or other security breaches, and errors encountered during platform upgrades or other issues resulting in the unavailability, or slowdown of our information technologies may, individually or collectively, materially and adversely affect our business and results of operations.

The lifestyle brand industry, and in particular combined with e-commerce, is subject to rapid technological changes and innovations. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the lifestyle brand industry in a timely and cost-effective manner, which could impact every key aspect of our business. New technologies developed and introduced by our competitors could render our products and services less attractive or obsolete, thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.

We conduct our business through e-commerce platforms and online social media platforms. The material disruption of those platforms or any adverse changes on our cooperation with them could harm our business and operation.

In fiscal years 2019, 2020 and 2021, we generated the majority of our sales from our self-operated e-commerce platform, O’Mall. Our active KOCs use social media platforms to promote our products. If we are unable to leverage social media platforms to effectively attract followers and convert them into active buyers, or if there is any change, disruption or discontinuity in the features and functions of such social media platforms, our ability to acquire new consumers and our financial condition may suffer.

Moreover, our growth is subject to aforesaid platforms’ traffic growth, account using terms and conditions and regulations, among other factors. If these platforms’ traffic fails to grow in the future, our growth may slow down as well. While these platforms are generally open to all users, they have no obligation to allow us or our KOCs to use their platforms in any circumstances. If we or our KOCs breach the using terms of such platforms, the platform operators may decide at any time to curtail or inhibit our ability to use such platforms. Meanwhile, these platforms may increase their fees or make changes to their respective business models, using terms, policies or systems, and those changes could impair or restrict our or our KOCs’ ability to post content or sell products. In addition, these platforms may be interrupted by regulatory restrictions, cease operations unexpectedly due to a number of events, or even shut down due to their operating problems. We also cannot guarantee we will be able to expand our operation into new emerging e-commerce platforms or online social media platforms in the future.

Any of the above could reduce sales of our self-owned online platforms, our end customers’ engagement time, our KOCs’ ability to post promotional content, and our ability to serve our self-owned online platforms and our brand partners, any of which could affect our ability to maintain profitability or have a material adverse effect on our business, financial condition or results of operations.

Order cancelation as well as merchandize return and exchange policies may adversely affect our business and results of operations.

We allow our customers to cancel orders within six hours after the payment and to return products, subject to our return policy. The order cancelation rate of our self-operated platform, O’Mall, measured by the number of cancelled orders before shipping as a percentage of the total number of orders placed, was approximately 5.3%, 5.5% and 5.3%, respectively, and the product return rate of our self-operated platform, O’Mall, measured by the number of orders returned to us after delivery to customers as a percentage of the total number of orders placed, was approximately 1.0%, 1.3% and 1.3%, respectively, in fiscal years of 2019, 2020 and 2021. Our low order cancelation rate and product return rate may fluctuate or even increase in the future due to various factors, many of which, including changing consumers’ habits and product quality, are beyond our control. In addition, as we diversify our marketing efforts, such as promotion through live streaming and social media, and expand to more sales channels, our order cancelation rate and product return rate may further increase. Moreover, our products might be damaged during transit from time to time, especially during the international transportation, which increases return rate and harms our brands as well. If the rate of order cancelation or product returns increases significantly, our inventory turnovers and cash flow could be adversely affected, and thus harm our financial condition and operating results.

Moreover, we may be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Protection Law, effective in March 2014, except for certain types of products, consumers are generally entitled to return the products purchased pursuant to PRC laws within seven days upon receipt without giving any reasons when they purchase the products from business operators via the internet. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Product Quality and Consumer Protection.” In addition to regulatory requirements, we may also modify our return policies from time to time, which may result in customers’ dissatisfaction or an increase in order cancelation or product returns rates.

Our industry is highly competitive and we may not be able to compete successfully against current and future competitors.

We face intense competition in the lifestyle brand and e-commerce industries in China. We expect greater competition in the future from existing players and new market entrants. Some of our current and future competitors may have greater brand recognition and financial and other resources than we do, which may make it more difficult for us to maintain or gain market share.

If we are not able to effectively compete against current or future competitors, our business, financial condition and results of operations could suffer. Increased competition may result in higher pricing pressure, reducing our ability to charge higher prices for our products and services, more expenses to attract online traffic, and decreased market share, any of which could materially and negatively affect our business, financial condition and results of operation.

We rely on brand partners, third-party product suppliers, manufacturers, logistics service providers and other vendors to serve our customers. If they fail to provide products or services that are consistent with our standards or applicable regulatory requirements, we may have to find alternative vendors, and our reputation and operation could suffer.

We do not own or operate any manufacturing facilities. Instead, we rely on third-party manufacturers and brand partners and third-party product suppliers to supply all of the products offered on our platform. We enter into framework procurement contracts with different brand partners, third-party product suppliers and manufacturers. The capacities of our brand partners, third-party product suppliers and manufacturers are subject to orders placed by their other clients, which may include our competitors. If our demands increase significantly, or our existing suppliers run out of their capacity, we may not be able to find additional or alternative suppliers in a timely manner. We also cannot guarantee that we will have superior bargaining power over brand partners, third-party product suppliers and manufacturers for our newly launched products. In addition, quality control issues, such as the use of unqualified materials, may exist in certain third-party product suppliers and could cause consumer dissatisfaction and as a result, harm our business.

We rely on third-party logistics service providers to deliver products to our customers. Any delay, damages, loss and inappropriate actions taken by logistics service providers might cause customer complaints. Although we may claim compensation from third-party logistics service providers in some cases, our business, financial condition and results of operations could suffer as well.

If we do not successfully optimize and operate our logistics network, our business and growth strategy could be harmed.

The cost of shipping is one of the largest obstacles to a global consumer trying to complete an online purchase. An important part of our strategy is to remove such obstacle through our expansive, efficient and cost-effective logistics and distribution infrastructure. As part of this strategy, we intend to continue reducing the cost of logistics by enhancing logistic optimization. As we continue to expand our Luca Bank, our brand portfolio, and source brands and products globally, our logistics network will become increasingly complex and operating it may become more challenging. If one or more service providers in our logistics network on whom we rely fail to perform adequately, our ability to optimize and operate our logistics network will be impaired. If we are unsuccessful in continuing to optimize and operate, our logistics network, our fulfillment costs, operating results, financial condition and growth prospects will be adversely affected.

We procure inventory based on our forecast on customer demands, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. Our forecast on demands may significantly differ from actual demands. Demands may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. We may not be able to return unsold products to our suppliers unless the products are defective or otherwise agreed with our suppliers. As of December 31, 2020 and 2021, our inventory provision amounted to RMB14.8 million and RMB18.1 million (US$2.8 million), respectively.

On the other hand, if we underestimate demands and thus run short of inventory, our growth may be adversely affected due to lower sales volume and unsatisfied shopping experiences.

Furthermore, if we fail to negotiate favorable credit terms with our brand partners, third-party suppliers and manufacturers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write- downs or write-offs. In case that we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and operating results.

If we fail to attract or maintain good relationships with our brand partners, our business, financial condition and results of operation may be adversely affected.

An increasing portion of our revenue has been derived from sales of products of our brand partners, and the success of our product promotion efforts largely depends on our ability to generate sufficient traffic from our follower base. Our ability to direct traffic is subject to various factors, including the quality of our KOC community, content, products, as well as factors that are beyond our control, such as market demand and fashion trend. If our ability to attract traffic or enlarge market share is reduced, we may lose our brand partners or fail to maintain revenue from them, which in turn may adversely affect our business, financial condition and results of operation.

There are uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model. If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

In August 2005, the State Council promulgated the Regulations on the Prohibition of Pyramid Selling, which prohibits individuals and entities in China from engaging in pyramid selling. According to the Regulations on Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. See “Regulation—Regulations Relating to Pyramid Selling in the PRC.” We and JunHe LLP, our PRC legal advisor, consulted with the competent government authority in Guangzhou, the district branch of the SAMR having direct jurisdiction over our PRC entity that currently contracts with the substantial majority of our marketing partners and provides services to O’Partners, and the government authority verbally confirmed that such PRC entity has conducted its business operations lawfully and that such PRC entity is not in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authority and the advice of JunHe LLP, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. However, given the uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model, including, but not limited to, regulations regulating pyramid selling, we cannot assure you that the relevant government authorities will not, in the future, find our business model in violation of any applicable regulations. Moreover, new laws, regulations or policies may also be promulgated in the future, and there is no assurance that our current business model will be in full compliance with the new laws, regulations or policies. If our business model were to be found in violation of relevant applicable laws, rules, regulations or policies in the future, we will have to make adjustment to our current business model or cease certain of our business operations, and the relevant governmental authorities may confiscate any illegal gains and impose a fine, which would have a material and adverse impact on our business, financial condition and results of operations.

If we fail to obtain requisite approvals or licenses, or fail to comply with other regulatory requirements applicable to our operations, we may be subject to administrative penalties and our business and operating results could be adversely affected.

Our business is subject to general business regulations governing e-commerce industry. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to E-Commerce,” “Item 4. Information on the Company—4.B. Business Overview—Regulation— Regulations Relating to Product Quality and Consumer Protection” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Advertising Business.” We are also subject to supervision and regulation by the State Administration for Market Regulation of the PRC and other relevant PRC government authorities and/or their relevant local counterparts. While we currently hold all material licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, changes of our operations, changes in laws and regulations applicable to us, or changes of interpretation from relevant authorities on such laws and regulations.

As the e-commerce and technology industries, including influencers-related business, are still evolving in China, new laws and regulations and enforcement practices may be adopted from time to time, and therefore such industries could be subject to additional regulatory requirements. For example, the E-Commerce Law effective from January 1, 2019 sets forth a series of compliance requirements for e-commerce operators, which include, among others, that individual ecommerce operators must apply for business licenses to qualify for opening online stores on e-commerce platforms, and that e-commerce operators must also duly fulfill their tax obligations. Besides, regulatory authorities may enhance oversight and scrutiny on the tax withholding and declaration practice of the influencers, influencers’ online stores, and other influencers-related business given the public’s heightened attention on individual influencers’ conducts and activities. Furthermore, although relevant PRC government authorities currently have not promulgated any specific laws or regulations governing influencers’ qualifications, activities, behaviors and other elements that may have a material impact to our business, they could tighten the restrictions on influencer-related business and promulgate new laws and regulations in the future. We cannot assure you that our practices or the practices of our influencers have complied, comply or will comply fully with all these regulatory requirements, especially many of which are evolving and subject to interpretation of local authorities.

In addition, we import certain products through certain of our subsidiaries in Hong Kong solely for the purpose of exporting such products to China. Under the import and export regime and regulations of Hong Kong, we may be required to obtain certain licenses, approvals, permits, registrations and/or filings for the import and export of certain types of our products through Hong Kong. See “Item 4. Information on the Company—4.B. Business Overview—Regulation––Regulations Relating to Hong Kong Import and Export Regime.” As of the date of this annual report, we have not received any notification from regulators in relation to any non-compliance with the import and export regulations in Hong Kong in the past three years. However, due to the complexity of the import and export regime and regulations in Hong Kong and the wide variety of our products, we cannot assure you that we have complied with and will be able to comply with all applicable regulations in full. If we are found to be in violation of any such regulation, we may be subject to fines and, depending on the severity of the violation, the directors and senior management of the entity involved may also be subject to potential imprisonment.

Any failure, or perceived failure, by us or our KOCs to comply with any of these requirements could result in damage to our reputation, a loss in business, and proceedings or actions against us which could be costly and disrupt our overall operations. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of noncompliance with any such laws or regulations. Any of these events may have a material and adverse effect on our business, financial condition and results of operations.

Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

We are subject to laws and regulations relating to the security and privacy of personal information and other data, including restrictions on the collection, use, storage, processing, transmission, provision, disclosure and deletion of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with.

The PRC Cyber Security Law, which took effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or other information network. Specifically, the Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

In addition, the PRC Data Security Law took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risks of its data activities periodically and file assessment reports with relevant regulatory authorities.

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to identify CII in the respective sectors, and a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. As of the date of this annual report, we have not been identified by a CIIO by the relevant regulatory authority.

The Personal Information Protection Law took effect on November 1, 2021, integrating the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within China as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.

Additionally, in December 2021, the CAC and several other administrations jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. See “—Risks Related to Our Corporate Structure —The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our potential future issuance of securities overseas.” Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security.

Furthermore, on November 14, 2021, Measures on Network Data Security Management (Draft for Comment), or the Draft Measures on Network Data, was proposed by the CAC for public comments until December 13, 2021. The Draft Measures on Network Data requires a data processor to apply for cybersecurity review in accordance with the relevant laws and regulations for its carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an initial public in a foreign country offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. The Draft Measures on Network Data was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

Since these laws and regulations in China are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced governmental enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. If we fail to comply with these new laws and regulations described above, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

In addition, although we currently do not have any material operations in Europe, if and to the extent our operations are extended into Europe, we may be required to notify European Data Protection Authorities within strict time periods about any personal data breaches, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of affected individuals. We may also be required to notify affected individuals of the personal data breach where there is a high risk to their rights and freedoms. If we suffer a personal data breach, or otherwise violate the General Data Protection Regulation, we could be fined up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Furthermore, any data breach by service providers that are acting as data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and are required to comply with the notification obligations described above. Complying with the General Data Protection Regulation and other applicable regulatory requirements may cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business. While in the U.S., the state of California enacted the California Consumer Privacy Act, which imposes heightened obligations with respect to data privacy, including the ability for individuals in California to object to the sale of their personal data in certain instances. If other states in the United States adopt similar laws, or if a comprehensive federal data privacy law is enacted, we may be required to expend considerable resources to meet the applicable requirements to the extent our operations are expanded into the United States in the future.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations and could cause our stock price to drop significantly.

Any fraudulent, collusive or illegal activities by our competitors or our employees would adversely affect our business, financial condition and results of operations.

From time to time, we may face unfair competitions from other companies through manipulation of certain operating data, which are critical in attracting active buyers, KOCs and investors. For example, sellers on other third-party platforms may engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their sales volume, ratings and search results rankings on the online marketplaces or forge key statistic on social media platforms for the purpose of inflating their reputation and popularity. Such activities may deceive our buyers, KOCs and investors into believing that such platforms are more popular, reliable or trusted than their competitors. If such activities cannot be detected and prohibited properly or promptly by the regulatory bodies or the online marketplaces and platforms, our business may be negatively impacted and our results of operations may be adversely affected.

In addition, we may face other malicious acts from third parties. Malicious orders could also subject us to negative publicity and third-party investigations in relation to fictitious or “phantom” transactions. We have adopted procedures to detect and deal with malicious orders. Despite the measures taken, we cannot assure you that our business would not be adversely affected should we continue to experience this, or that malicious act from third parties.

Moreover, fraudulent, collusive or illegal activities by our employees, such as fraud, bribery or corruption, could also subject us to liability, negative publicity, punishments by the online platforms, including the closure of our shops in some extreme circumstances, or cause other legal liabilities or losses. We have adopted internal policies to uphold business integrity and implemented measures to detect and prevent the occurrence of any fraudulent, collusive or illegal activities within our organization. However, since we are operating in an evolving industry with a rapidly changing regulatory environment, our compliance policies and measures may not be as effective as we expected. There can be no assurance that the measures, procedures and controls we implement will prevent fraudulent, collusive or illegal activities by our employees. Any such activity by our employees could severely damage our brands and reputation and materially and adversely affect our business, financial condition and results of operations.

We may face litigations or disputes arising out of exaggerated promotion or advertisement of our brand partners’ products. Our advertising content may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations and third-party e-commerce platforms requirements, we are obligated to monitor our advertising content to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, advertisements are prohibited from containing, among other prohibited content, false or misleading content, superlative wording such as “the state-level,” “the highest grade,” “the best”, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. According to PRC E-Commerce law and Anti-Unfair Competition Law, a business operator must not engage in false or misleading commercial promotions or publicities about the performances, functions, qualities, sales condition, user reviews and credits of its commodities or by means of fictitious deals, fabricated user comments or otherwise to deceive or mislead consumers. Even if we have adopted internal rules and policies to forbid those behaviors, we cannot assure you the effectiveness. Violation of these laws, regulations and/or third-party e-commerce platforms requirements may subject us to penalties and/or third-party e-commerce platforms’ investigation and punishment, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In such circumstances involving serious violations by us, PRC government authorities and/or third-party e-commerce platforms may force us to take the products off the shelves, terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Advertising Business.”

Given the uncertainty in the interpretation of these PRC laws and regulations, we cannot assure you that all the content contained in our advertisements is true, accurate and not exaggerated as required by the advertising laws and regulations and third-party e-commerce platforms’ requirements, and all such content or our business practice for advertising complies with relevant compliance requirements in all aspects. If we are found to be in violation of applicable PRC advertising laws and regulations and/or third-party e-commerce platforms requirements, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Our results of operations may fluctuate due to the seasonality of our business and other events, which could cause our stock price to decline.

We have experienced, and expect to continuously experience, seasonal fluctuations in our results of operations, due to seasonal changes in sales volume, as well as seasonality in our advertising services. For example, we generally experience lower sales volume in the first quarter of each year primarily due to Chinese New Year holiday season and higher sales volume in the third and fourth quarter of each year primarily due to our special seasonable promotion events held in September and November each year. In addition, the business hours of our logistics and fulfillment service will be impacted by the holidays. Moreover, our results of operations may fluctuate due to changes in production cycle and launch of new styles or events.

Any occurrence of a natural disaster or widespread health epidemic, including the recent COVID-19 outbreak, could have a material adverse effect on our business, financial condition and results of operations.

An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business. Since December 2019, a novel strain of coronavirus named COVID-19 has spread throughout China and worldwide. In March 2020, the World Health Organization declared the COVID-19 a pandemic. COVID-19 is considered highly contagious and poses a serious public health threat. In an effort to control the spread of COVID-19, many countries around the world, including China, have imposed unprecedented quarantine measures, social distancing policies, travel restrictions, and closure of stores and facilities, resulting in a substantial reduction in economic activities.

Our business operations have been adversely affected by the foregoing measures. During the outbreak, we experienced temporary disruption to our business operations, such as temporary closure of office facilities and shortage of human resources. Also, since our third-party suppliers and manufacturers are based across the countries, we may continue to experience supply chain disruption and delayed delivery of products. The COVID-19 outbreak resulted in temporary factory closures, inability to obtain materials, supply chain disruptions and disruption of transportation of goods produced in China and other affected regions, impacting our suppliers’ manufacturing and sourcing activities. Even though business activities in China have largely resumed since March 2020, it may still take some time for our business, especially sales of products sourced globally, to return to normal due to travel restrictions between China and numerous other countries around the world.

As COVID-19 continues to evolve into a worldwide health crisis, it has adversely affected the fashion industry in which we operate, as a whole, and the global economy and financial markets, resulting in significant declines in the global stock markets. Although most of our operations are online which are less affected by the COVID-19 outbreak, we cannot assure you that our business will not suffer from a general downturn of the fashion industry caused by the outbreak. While we are monitoring the situation, we cannot predict at this time for how long and to what extent the COVID-19 outbreak may impact our business operations. If the COVID-19 outbreak is not effectively controlled in a short period of time, our business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the China or world economy generally. Any potential impact to our business will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. To the extent COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many other risks described in this “Risk Factors” section.

Our business is also vulnerable to natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemics, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola and other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could cause a temporary closure of the facilities we use for our operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having any contagious disease, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general and our industry as a whole.

If we cannot successfully protect our intellectual property and exclusive rights, our brand and business would suffer.

We rely on a combination of trademark, patent, copyright, domain name and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights and other exclusive rights. We also enter into agreements containing confidentiality obligations with our employees and any third parties who may access our proprietary technology and information, and we rigorously control access to our proprietary technology and information.

Nevertheless, we cannot guarantee that we can successfully protect our intellectual property and exclusive rights from unauthorized usage by third parties or breach of confidentiality obligations by our counterparties. For example, there could be other online stores imitating or copying our self- designed products without our prior consent, which may harm our reputation and operations. Furthermore, a third party may take advantage of the “first-to-file” trademark registration system in China to register our brands in bad faith, which will cause us to incur additional costs for legal actions. Moreover, confidentiality obligations may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights and exclusive rights or to enforce our contractual rights in China or elsewhere.

In addition, policing any unauthorized use of our intellectual property and exclusive rights is difficult, time-consuming and costly. The precaution steps we have taken for protecting our rights may be inadequate. In the event that we resort to litigation to enforce our intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation or that we would be able to halt any unauthorized use of our intellectual property and exclusive rights. In addition, our trade secrets may be leaked to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be accused of infringing intellectual property or proprietary rights of third parties.

We cannot assure you that our content, product design, our offerings or our technologies do not or will not infringe upon copyrights or other intellectual property rights (including, but not limited to, trademarks, patents and know-how) held by third parties. For example, the design of third-party products and our products may be similar and result in intellectual property disputes. Nor can we assure you that our use of software or any other intellectual properties in business and operation will not be alleged by any third party as infringement resulting from lack of licenses. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims. We may also be prohibited from using such intellectual property or relevant content. As a result, we may incur licensing or usage fees, develop alternatives of our own, or even need to pay damages, legal fees and other costs. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.

We have adopted policies and procedures to prohibit our KOCs, employees and business partners from infringing upon third-party copyright or other intellectual property rights. However, we cannot assure you that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization, and therefore result in disputes. In addition, we may incur liability for unauthorized duplication or distribution of materials used in our online store and during our services. Although we have set up rules and procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content we offer, we may not be able to identify and remove all potentially infringing content that may exist, and thus we may encounter intellectual property claims against us.

We may not be able to obtain sufficient capital to maintain or expand our business.

We have incurred net loss and negative cash flow from operating activities in the past, and we may continue to experience losses and negative cash flow from operating activities in the future. In addition, our business operations and expansion require a substantial amount of capital, and, we may lack of working capital periodically in the future. We expect our business operations will continue to require a substantial amount of working capital, and we cannot assure you that we will be able to maintain positive cash flows from operations in the future. To expand our business, we have also incurred, and expect to continue to incur, substantial costs to expand our KOC matrix, diversify online traffic channels and improve our supply chain. We may only be able to recover such costs over the long term.

We have historically funded our operations with cash generated from our operation and contributions from our shareholders. There can be no assurance that we will be able to generate sufficient cash from our operations to fund our capital requirements or raise additional funds through equity or debt financings on satisfactory terms or at all, in which case we may be required to prioritize projects or curtail capital expenditures, and our results of operations could be adversely affected. On the other hand, if we raise funds through debt financings, we may also become subject to restrictive covenants that could limit our future capital raising activities and other financial and operational matters. If we raise funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company.

If we are unable to carry out sales and marketing activities cost-effectively, our business, financial condition and results of operations may be materially and adversely affected.

We rely on our diversified marketing efforts and multi-channel sales and distribution network to enlarge our customer base and drive the growth of customer spending. We incurred RMB127.2 million, RMB243.8 million and RMB236.5 million (US$37.1 million) in sales and marketing expenses in fiscal years of 2019, 2020 and 2021, respectively. Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively.

Further, sales and marketing approaches and tools in China’s e-commerce industry are evolving rapidly, which requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and customer preferences. Failure to carry out sales and marketing activities in a cost-effective manner may reduce our market share, cause our net revenues to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

Our product suppliers, manufacturers, independent contractors or commercial partners may engage in misconduct or other improper activities, including unfair competition and noncompliance with laws and regulations, which may adversely affect our business and results of operations.

We are exposed to the risk that our product suppliers, manufacturers, independent contractors or commercial partners may engage in misconduct. Misconduct by these parties could include intentional, reckless or negligent conduct or improper sales, marketing and business arrangements, in particular, arrangements that may constitute unfair competition. It is not always possible for us to identify and deter misconduct by our product suppliers, independent contractors or commercial partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown, unmanaged risks and losses, or in protecting us from negative publicity, governmental investigations, actions or lawsuits stemming from such misconducts. No matter whether we can succeed in dealing with negative publicity or defending against investigations or actions, we could incur substantial costs and divert the attention of management, which could adversely affect our ability to operate our business and our results of operations.

We face challenges and risks associated with diversifying our monetization channels.

We generate most of our revenues from our integrated e-commerce business model which involves the sales of lifestyle products we sourced from third-party product suppliers as well as our private label products. We have established self-owned online platforms, targeting different customer groups to diversify our product portfolio and expand into additional verticals to further increase our monetization capabilities under this model. We have also monetized our KOC network, brand portfolio and operational capabilities to generate revenues under our service model.

We plan to continue to explore additional opportunities to increase our monetization channels. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth and we may not be able to recoup our investments with respect to any new initiatives, in which case our business, financial condition and results of operations could be materially and adversely affected.

If we fail to provide satisfying customer services, our business and reputation will be adversely affected.

We depend on our smart customer service system and our customer service representatives to provide assistance to customers of our online stores. We have also outsourced part of our customer service to third parties whose service qualities are not fully under our control. See “Item 4. Information on the Company—4.B. Business Overview—Customer Services.” If they fail to satisfy the individual needs of customers, our sales could be negatively affected and we may lose potential or existing brand partners, which could have an adverse effect on our business, financial condition and results of operations.

The success of our business depends on the continuing efforts of our senior management and other key personnel. If we fail to retain, attract and train such personnel, our business may be materially and adversely affected.

The success of our business depends significantly on our senior management. In particular, we rely on the expertise, experience and vision of our senior management team. We have entered into employment agreements and agreements containing non-compete, non-solicitation and confidentiality obligations with our senior management and other key personnel. However, such agreements do not ensure their continued service. If any of them becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily, or at all. As a result, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

Additionally, our future success also depends on our ability to attract, recruit and train a large number of qualified employees and retain existing key employees. Competition for discovering and signing talents in the internet influencer economy and e-commerce industry in China is intense, and the availability of suitable and qualified candidates in China is limited. In order to compete for talents, we may need to offer higher compensation, better trainings, more attractive career opportunities and other benefits to our employees, which may be costly and burdensome. There can be no assurance that we will be able to retain a qualified workforce necessary to support our future growth. Furthermore, our ability to train and integrate new employees into our operations may not meet the demands of our growing business. Any of the above issues related to our workforce may materially and adversely affect our operations and future growth.

Previous acts of and court judgment against our founder, director and Chief Executive Officer, Mr. Cong (Kenny) Li, could be perceived to harm our reputations that could lead to material and adverse effects on our business, financial condition, results of operations and prospect.

Our founder, director and Chief Executive Officer, Mr. Cong (Kenny) Li was given a fixed-term sentence of 10 months with a probation period of one year, and a fine in the amount of RMB3,000 in June 2016 by a district court in Guangzhou, China (the “Trial Court”) for being found to have attempted to sell certain products without pre-approval by the CFDA (as defined below) (the “Judgment”). As of the date of this annual report, Mr. Cong (Kenny) Li has fully paid the fine imposed by the Judgment and was not required to serve any part of the fixed-term sentence after the probation period lapsed in June 2017. According to the Judgment, in June 2015, Mr. Cong (Kenny) Li imported, through legal e-commerce channels, milk powder, food supplements and medicines for personal use in relation to an import and export exhibition. Stored in a warehouse located in Guangzhou, such products, however, were later seized by the then local bureau of the former State Food & Drug Administration (now known as the National Medical Products Administration (the “NMPA”), the “CFDA”) during a check-up of the warehouse. In the Judgment, the Trial Court held that under the then effective Pharmaceutical Administration Law of the PRC (2015 Revision) and the Criminal Law of the PRC, imported milk powder, food supplements and medicines without pre-approval by the CFDA were considered to be counterfeit drugs and selling such products constituted a criminal offense, even though such imported products were produced by qualified overseas manufacturers. If the defendant had started to commit such crime but was prevented from completing the sales due to reasons independent from his will, such attempt to sell counterfeit drugs also constituted a criminal offense. For details concerning such incident involving Mr. Cong (Kenny) Li as well as subsequent changes in the PRC laws that could potentially lead to different legal consequences of Mr. Cong (Kenny) Li’s acts, see “Item 6. Directors, Senior Management and Employees.”

Although the Judgment was entered into by the Trial Court against him in his personal capacity, such acts and the Judgment against him could be perceived to materially and adversely harm our reputations due to Mr. Cong (Kenny) Li’s positions as the founder, director and Chief Executive Officer of our company and his instrumental roles in managing our operations and driving our strategies and growth. Such damages to our reputations may lead to losses of our brand partners, users and other business partners and prevent us from pursuing attractive business opportunities in our existing and future markets, including securing future potential partnership with other brand partners. Moreover, we may not be able to predict whether Mr. Cong (Kenny) Li may in the future be involved, in various legal proceedings including investigation, litigation or arbitration that arise in his personal capacity. In addition, there could be no assurance that the regulatory and governmental authorities that have jurisdiction over our business and operations will not, as a result of the Judgment against Mr. Cong (Kenny) Li, take any adverse actions against us, challenge the legality or validity of the business activities carried out by our PRC entities during the periods when Mr. Cong (Kenny) Li served as a director or officer of such PRC entities, or otherwise frustrate our efforts to obtain, renew or comply with the terms of any of the regulatory licenses, permits, qualifications or certificates that are material to our existing or future business. In the event that any of such adverse consequences occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may be challenged by relevant government authorities for products sold on our platform sourced from suppliers who fail to comply with PRC customs laws and regulations and similar laws and regulations in other jurisdictions.

A large portion of products sold on our platform are imported from countries or regions outside of China. Pursuant to relevant PRC customs laws and regulations, failure to complete proper import procedures or evading custom duties may lead to administrative or criminal sanctions imposed by competent PRC governmental or judicial authorities. Moreover, competent PRC governmental or judicial authorities may also impose sanctions on anybody who has (i) directly purchased illegally imported goods with the knowledge that such goods were illegally imported into China, or (ii) intentionally financed or otherwise assisted in such activities. Thus, our standard purchase agreement requires our suppliers to warrant to us as to the legality of the importing procedure of such products in either the purchase agreement with us or other written documents. According to our suppliers, for certain commercial and confidential reasons, they did not provide us with complete customs declaration documents or documents evidencing due payment of import duties. In addition, we cannot assure you that all of our suppliers are fully aware of customs laws and regulations that they should follow. Therefore, although our suppliers warrant that such products are imported legally through the proper import procedures and with the payment of the requisite custom duties, we cannot fully verify such statements ourselves.

We also operate business outside of China where we are subject to local customs law and regulations. Although, we have not in the past been the subject of any regulatory investigations or any civil, administrative or criminal sanctions under PRC customs laws and regulations and other similar laws and regulations in other jurisdictions, due to uncertainties in the interpretation and enforcement of such customs laws and regulations, we may be determined by competent governmental or judicial authorities to be in violation of PRC and other jurisdictions customs laws and regulations as a result of purchasing goods from law-breaking suppliers.

We may be subject to litigation, allegations, complaints and investigations from time to time arising out of our operations, and our reputation and operations may be adversely affected.

We have not been subject to any material allegations or complaints in the past, but we may be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights, as well as customer complaints in relation to our refund policy, the quality of our products, data security and other dissatisfactions. We might also be involved in governmental investigations for advertisements or content posted on our or our KOCs’ stores or accounts or other aspect of our business operation in the future. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines. We may also lose, or be limited in, the rights to offer some of our content, products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new customers, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted overseas markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

We may fail to renew our leases upon expiration and our use of some leased properties could be challenged by third parties or governmental authorities, in which case we may have to relocate our offices or warehouses and be subject to potential fines.

As of December 31, 2021, we leased an aggregate of over 11,000 square meters of office space and an aggregate of over 62 thousand square meters of warehouses in mainland China and Hong Kong and over 0.8 thousand square meters of warehouses outside of China. Our operations depend on the due execution and performance of these leases and whether we are able to negotiate these leases on satisfactory terms. Lessors may not duly perform their obligations under the leases, such as unexpected termination. In addition, we may fail to successfully renew leases upon expiration of their current terms, and have to relocate our operations.

Lessors of our certain leased properties in China, which are not our principal operation properties, have not provided us with copies of title certificates or proof of authorization to lease these properties. If those lessors are not the legal owners of the properties and they have not obtained competent authorizations from the legal owners of the properties or have not obtained requisite approvals or permits with respect to the construction of such properties from the relevant government authorities, our leases could be invalidated. If our lease agreements are claimed as null and void by third parties who are the actual owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, some of our leased properties have use restrictions in their title certificates such as not to be used as offices, which the parties to the leases have otherwise intended to. This may also lead to uncertainties as to our continuation of occupation of the premises during the lease term. If we are asked to evacuate, or the relevant governmental authorities challenge the landlord on the ground of non-compliance of usage of such properties, we could be required to vacate the properties. As of the date of this annual report, we are not aware of any claim or challenge brought by government authorities or any other third parties concerning the use of our leased properties without obtaining proper ownership proof or in contravention of the permitted use of such leased properties. We cannot guarantee that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we fail to relocate our operations in a timely manner, our operations may be interrupted.

In addition, we have not registered some of our lease agreements with relevant government authorities as required by PRC law. According to the PRC law, failure to complete the lease registration will not affect the legal effectiveness of the lease agreements, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time. The failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of unregistered lease agreements.

We may expand our business through acquisitions, investments or strategic alliances in the future, but we might not be able to successfully pursue synergy from acquisitions or to achieve the benefits we expect from recent and future investments, strategic alliances and acquisitions.

We may form strategic alliances or make strategic investments and acquisitions from time to time to complement and enhance our existing business. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, implementing our strategies or achieving expected levels of revenues, profitability, productivity or other benefits. Moreover, if the businesses we acquire or invest in or our strategic alliances or partnerships do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such transactions, which would harm our business, financial condition and results of operations.

In addition, we may not be able to identify appropriate strategic investment or alliance targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate target, we may not be able to negotiate the terms of the transaction successfully. In the event that we do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will at all times comply with applicable laws and regulations in their business operations. Material noncompliance by our investees may cause substantial harms to our reputation and the value of our investment.

We may not have sufficient insurance coverage.

We have purchased property insurance covering our inventories and to insure the authenticity and quality of our products and maintain a few other insurances to manage unexpected risks during our operations. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all.

In addition, we do not maintain business interruption insurance, product liability insurance, general third-party liability insurance or key man insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our (i) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and (ii) lack of sufficient and proper approval procedures for certain purchase and investment. We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we became a public company in May 2021, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes- Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes- Oxley Act of 2002. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

The enforcement and development of the PRC Labor Contract Law and other labor related regulations, as well as the increases in labor costs in the PRC may adversely affect our business and results of operations.

We are subject to the compliance with the PRC labor-related laws and regulations. In particular, the PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to, under certain circumstances, terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay economic compensation to the laborer on a monthly basis during the term of noncompetition after such employment is terminated, which will increase our operating expenses.

In addition, we are required by PRC laws and regulations to make social insurance registration and open housing fund contributions account with relevant governmental authorities and pay various statutory employee benefits, including pensions, a housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has paid for adequate requisite statutory employee benefits for all of its employees, and those employers who fail to make adequate payments or fail to pay such payments for all of its employees may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, or fail to submit withholding filings in respect of our employees’ salary in a timely manner, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses. Vesting of the RSUs granted will increase the number of our shares in circulation, which may affect the market price of our shares.

In December 2015, our PRC subsidiary Guangzhou Onion adopted the 2015 Liangkeshu Share Incentive Plan, or the 2015 PRC Plan. We adopted the Restricted Share Unit Scheme, or the 2019 RSU Scheme, on May 3, 2019, at the Cayman Islands’ level, to replace the 2015 PRC Plan. The purpose of the 2019 RSU Scheme is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan—2019 RSU Scheme.”

Under the 2019 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to restricted share units granted thereunder is 1,115,466 ordinary shares, which have been reserved for issuance pursuant to the 2019 RSU Scheme accordingly. The awards representing 660,000 restricted share units issued under the 2015 PRC Plan have been fully replaced by the awards issued under the 2019 RSU Scheme. As of May 31, 2022, a total of 1,096,505 RSUs corresponding to 1,096,505 underlying ordinary shares have been granted to the participants under the 2019 RSU Scheme, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates.

We have recognized share-based compensation expenses of RMB350.1 million (US$54.9 million) for those awards, related to RSU awards granted to the participants under the 2019 RSU Scheme as of December 31, 2021 (excluding awards that were forfeited, cancelled or exercised after the relevant grant dates).

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we expect to grant additional share-based awards to our employees in the future. As a result, our expenses associated with share-based awards may increase, which may have an adverse effect on our results of operations.

Any failure by us or our business partners to comply with product safety, labor, tax or other laws, or to provide safe conditions for our or their workers may damage our reputation and brand and harm our business.

Our products are subject to regulation by various governmental authorities in China. Such products could be in the future subject to potential recalls and other remedial actions. Product safety, labeling and licensing concerns, including consumer disclosure and warning regarding chemical exposure, may result in recall or suspended offering of products, which in turn could result in a material adverse effect on our operating results.

We procure products from a variety of third-party suppliers, manufacturers and other business partners. If they fail to comply with applicable laws and regulations, we may also face or get involved in litigations, which could increase our legal costs. In addition, other misconduct of our business partners such as failure to provide safe and humane working conditions could harm our reputation and business as well.

Our use of licensed third-party or open source software could negatively affect our ability to provide consistent online experiences.

We use software licensed from third parties. Any interruptions that result from the unavailability of the software licensed from third parties may affect the quality of our services offered online. We may also encounter problems when software licensed from third parties is upgraded, and undetected programming errors could adversely affect the performance of the software we use to provide our services.

In addition, we use open source software in the applications we have developed to operate our business and will use open source software in the future. We could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our self-owned online stores or discontinue the use of portions of the functionality provided by our self-owned online stores. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or difficulties in enhancing our operating platforms, which could materially and adversely affect our business and results of operations.

We rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platform are settled through commercial banks or third-party online payment service providers (collectively, the “Third-Party Payment Companies”). Our business depends on the billing and payment systems of these payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

In addition, we are susceptible to fraud, user data leakage and other illegal activities in connection with online payment. Further, we pay interchange and other fees for certain payment channels, which may increase our operating costs and thus reduce our profitability.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

In addition, the Third-Party Payment Companies that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers, which may in turn affect how they provide payment services to us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and payment service providers to unlicensed entities. The PBOC Notice intends to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting unlicensed payment settlement service business, to safeguard the fund security and information security.

In practice, we use licensed Third-Party Payment Companies to distribute payments in consideration for services rendered by O’Partners, marketing partners and KOCs. We provide information on payment amounts, account details and other transaction related documents to the Third-Party Payment Companies before such payments are distributed by them. As of the date of the annual report, we have not received any notification from the relevant government authorities, including PBOC, requiring us to adjust our payment settlement model. Although we do not involve directly with receiving or making such payments through any of our accounts in such payment settlement model, we cannot assure you that the PBOC or other governmental authorities will find our cooperation model with the Third-Party Payment Companies with respect to our online platform sales business model to be in compliance with the PBOC Notice. If required by the PBOC or other relevant governmental authorities in the future, we may need to adjust or suspend our cooperation model with the Third-Party Payment Companies, and be subject to fines and other sanctions.

We are also subject to other general rules, regulations and regulatory requirements governing electronic fund transfer, which may change or be reinterpreted by relevant governmental authorities from time to time. If we fail to comply with these rules, regulations and regulatory requirements, we may be subject to fines, have to pay higher transaction fees, or even lose our ability to process electronic fund transfers, any of which could materially and adversely affect our business, financial condition and results of operations.

Certain of our key performance indicators are subject to inherent challenges in measurement, and actual or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics based on raw data, such as number of orders and active buyers and GMV, including third-party social media and e-commerce platforms. Data from such sources may include information relating to fraudulent accounts and interactions with our online platform or the social media accounts of our KOCs, including as a result of the use of bots or other automated or manual mechanisms to generate false impressions. We have only a limited ability to verify data from third parties, and perpetrators of fraudulent impressions may change their tactics and use more sophisticated technologies, which would make it more difficult for us to detect such activities. In addition, we cannot guarantee third-party social media and e-commerce platforms will continue to provide us raw data in the future.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. If we miscount operating metrics due to the errors of internal data analytics tools, issues with the data received from third parties, or incorrect data results from our employees’ misconducts or omissions, the data we report may not be accurate or comparable with prior periods. Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies.

If we discover material inaccuracies in raw data from third parties, or if we cannot calculate any of our key performance metrics with a sufficient degree of accuracy, or if our performance metrics cannot fairly represent our performance, our business, financial condition and operating results could be adversely affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. The outbreak of COVID-19 throughout the world could also result in an economic downturn globally. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years and may materially decline in the future. We are an online fashion player and conduct substantially all of our operations in China; therefore, any deterioration of the PRC economy, decrease in disposable income and fear of a recession may lead to reductions of customers’ demand and their spending on fashion products with us and our brand partners. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Class A Ordinary Shares and Our ADSs

Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine, including particularly how countries like the United States and China choose to respond to this war. As a result, the value of our ADSs may significantly decline.

Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine. We do not conduct business in either Russia or Ukraine. However, our global operations expose us to geopolitical risks, including particularly here, how the United States and China choose to respond to the war between Ukraine and Russia. If this war continues, increases, or expands, or leads to continued political or economic instability, terrorist activity, or gives rise to further government actions such as sanctions or increased economic or political tensions between the United States and China, our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely impacted and the value of our ADSs may significantly decline.

Under our dual-class share structure with different voting rights, holders of Class B ordinary shares will have complete control of the outcome of matters put to a vote of shareholders, which will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not an affiliate of Cong (Kenny) Li, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not an affiliate of Cong (Kenny) Li, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

As of May 31, 2022, our Founders beneficially own all of our issued Class B ordinary shares, and they in the aggregate hold approximately 46.0% of our total issued and outstanding share capital and 89.5% of the aggregate voting power of our total issued and outstanding share capital, assuming the underwriters do not exercise their over-allotment option.

As a result of this dual-class share structure, the holders of our Class B ordinary shares have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. As of the date of this annual report, the holders of Class B ordinary shares continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flows;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	announcements of new regulations, rules or policies relevant to our business;
•	additions or departures of key personnel;
•	our controlling shareholder’s business performance and reputation;
•

allegations of a lack of effective internal control over financial reporting resulting in financial; inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In addition, the stock market in general, and the performance and fluctuation of the market prices for internet related companies and other companies with operations mainly in China in particular, may affect the volatility in the prices of and trading volumes for our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of May 31, 2022, we had 5,671,762 Class A ordinary shares and 4,840,000 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the lock-up period at the discretion of the designated representatives. To the extent ordinary shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

Potential CSRC Approval and Filing Required for the Maintenance of Listing of Our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting post-filing material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

We cannot assure you that we will not be required to obtain the approval of or complete the filing with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct overseas securities offerings in the future. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our potential future issuance of securities overseas.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the Company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our Amended and Restated Memorandum and Articles of Association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our Amended and Restated Memorandum and Articles of Association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our Amended and Restated Memorandum and Articles of Association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying your ADSs.

As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Besides, Section 303A.08 of the Corporate Governance Rules of the NYSE generally requires a NYSE-listed company to seek shareholders’ vote on all equity-compensation plans and material revisions. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We currently intend to rely on this “home country practice” exception and do not plan to seek shareholders’ vote on adoption or material revisions of equity-compensation plans.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the rules of the NYSE since our Founder beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and we currently rely, on certain exemptions from corporate governance rules, including the exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on the NYSE, we are subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have followed and intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have: (i) listed companies must have a majority of independent directors, (ii) that the audit committee consist of at least three members, (iv) that each of nominating and corporate governance committee and compensation committee must be composed entirely of independent directors, (v) that listed companies must provide their shareholders the opportunity to vote on all equity-compensation plans and material revisions thereto and (vi) that each listed company's chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. In addition, Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders during each fiscal year. Under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2021. We may, however, hold annual shareholders meetings in the future. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 16.G. Corporate Governance” for detailed discussion of such exemption.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties, and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we conduct our business, the composition of our income and assets and the estimated value of our assets (including the value of our goodwill, which is based on the average price of the ADSs during 2021), we believe that we were not a PFIC for our taxable year ended on December 31, 2021. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including the value of our goodwill (which may be determined, in large part, by reference to our market capitalization, which has been, and could continue to be, volatile). Therefore, due to the volatility of our ADSs' trading prices our risk of being or becoming a PFIC will increase, and we may become a PFIC, if our market capitalization declines while we hold a substantial amount of cash and financial investments. Moreover, it is not entirely clear how the contractual arrangements between us, our VIE and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Because of these uncertainties, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. taxpayer held ADSs or Class A ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” (subject to alternative treatment if the U.S. taxpayer is able to and does make a valid mark-to-market election) and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Guangzhou Onion Vogue Group Co., Ltd. (formerly known as Guangzhou Liangkeshu Network Technology Co., Ltd.), or Guangzhou Onion was incorporated in July 2009. We formally commenced our operations via Guangzhou Onion starting in September 2015. In June 2018, Onion Global Limited, our current ultimate holding company, was incorporate under the laws of the Cayman Islands. In July 2018, Guangzhou Transasia Trading Co., Ltd. (formerly known as Guangzhou He Shanshan Investment Co., Ltd.) was established as our wholly foreign owned entity, or WFOE, to control Guangzhou Onion. From 2017 to 2021, we also established a number of overseas entities (which are currently not material to our group as a whole) in South Korea, Japan, Thailand and Malaysia and Netherland, with a view to expand our overseas business in the future.

In May 2021, our ADSs commenced trading on the NYSE under the symbol “OG.” We raised, from our initial public offering and from the underwriters’ partial exercise of option to purchase additional ADSs, approximately US$60.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In November 2021, we raised US$21.3 million in net proceeds from the private placement of our Class A ordinary shares and warrants to purchase our ADSs to certain investors.

Recent Regulatory Development

Cybersecurity Measures

On December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. Although we have not been identified as a CIIO by any regulatory authority, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedures, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Potential CSRC Approval Required for the Maintenance of Listing of our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting post-filing material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

We cannot assure you that we will not be required to obtain the approval of or complete the filing with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct overseas securities offerings in the future. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our potential future issuance of securities overseas.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

Contractual Arrangements and Corporate Structure

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and related businesses. We are a company registered in the Cayman Islands, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with PRC laws and regulations, we use Guangzhou Onion, our VIE in the PRC, to provide internet information services. To achieve this goal, the WFOE entered into a series of contractual arrangements with Guangzhou Onion and each of its shareholders, as amended and restated, through which we obtained control over Guangzhou Onion. We also delivered a financial support letter to Guangzhou Oinion, pursuant to which we undertake to provide unlimited financial support to Guangzhou Onion, including provision of cash, entrusted loans and borrowings, to the extent permissible under the applicable PRC laws and regulations. Accordingly, we exercise effective control over, and are considered the primary beneficiary of, our VIE and consolidate its operating results in our financial statements under the U.S. GAAP.

In the opinion of JunHe LLP, our PRC legal advisor, (i) the ownership structure of WFOE, our VIE and subsidiaries of the VIE are not in violation with applicable PRC laws and regulations currently in effect and (ii) each of the contractual arrangements described below are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal advisor that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Material Licenses and Permits

Our PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, excepts as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—If we fail to obtain requisite approvals or licenses, or fail to comply with other regulatory requirements applicable to our operations, we may be subject to administrative penalties and our business and operating results could be adversely affected.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we would be able to maintain our existing approvals, permits and licenses, obtain any new approvals, permits and licenses, or comply with other regulatory requirements if required by any future laws or regulations. If we or the VIE (i) does not receive or maintains such permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required or (iii) applicable laws, regulations, or interpretations change and we or the VIE is required to obtain such permissions or approvals in the future, we may be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations. In severe circumstances, the business of subsidiaires of the VIE and our PRC subsidiaries may be ordered to suspend and its business qualifications and licenses may be revoked.

Transfer of Funds and Other Assets

As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations discussed in this section. Under relevant PRC laws and regulations, we are permitted to remit funds to the VIE through loans rather than capital contributions. In 2019, 2020 and 2021, we did not make any loans to the VIE. The VIE funds its operations primarily using cash received from Onion Global Limited through capital contributions and generated from its operating and financing activities.

The following diagram summarizes how funds were transferred among Onion Global Limited, our subsidiaries, and the VIE in 2019, 2020 and 2021.

Subject to satisfaction of various requirements of PRC law regarding foreign exchange and profit distribution, Onion Global Limited may pay capital contributions to our WFOE through intermediate holding company. As of December 31, 2021, Onion Global Limited had made cumulative capital contributions of US$30.7 million to our WFOE through intermediate holding company, and were accounted as long-term investments of Onion Global Limited. These funds have been used by our PRC subsidiaries for their operations. In 2019, 2020 and 2021, the VIE did not transfer to our WFOE any payment or prepayment of service fees.

Our VIE may transfer cash to the relevant WFOE by paying service fees according to the exclusive business cooperation agreement. As of December 31, 2020 and 2021, the prepayment of service fees from the VIE to our WFOE amounted to RMBnil, respectively. As of December 31, 2020 and 2021, the outstanding balance of service fees owed by the VIE to our WFOE amounted to RMBnil, respectively. There were no other assets transferred between the VIE and non-VIE in 2019, 2020 and 2021.

For any amounts owed by the VIE to our WFOE under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIE has sufficient funds to do so. Onion Global Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%	25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%	7.5%
Net distribution to Parent/Shareholders	67.5%

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIE exceed the fees paid to our WFOE, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIE could, as a matter of last resort, make a non-deductible transfer to our WFOE for the amounts of the stranded cash in the VIE. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the WFOE level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s VIE and other entities for the periods presented.

	For the Year Ended December 31, 2019
			The VIE
			and its	Other
	Onion Global	The WFOE	subsidiaries	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Total revenues	—	289,566	1,122,826	1,642,743	(204,411)	2,850,724
Cost of revenues	—	(252,338)	(782,774)	(1,409,451)	136,559	(2,308,004)
Gross profit	—	37,228	340,052	233,292	(67,852)	542,720
Total operating expenses	(5)	(55,972)	(233,873)	(168,151)	61,277	(396,724)
(Loss)/income from operations	(5)	(18,744)	106,179	65,141	(6,575)	145,996
Total other (expenses)/income	—	193	(24,414)	(6,790)	6,844	(24,167)
(Loss)/income before income taxes and share of losses from equity method investments	(5)	(18,551)	81,765	58,351	269	121,829
Income tax expenses	—	2,489	(4,070)	(13,518)	32	(15,067)
(Loss)/income before share of loss from equity method investments	(5)	(16,062)	77,695	44,833	301	106,762
Share of loss from equity method investments	103,200	—	(1,461)	(1,647)	(104,020)	(3,928)
Net income/(loss)	103,195	(16,062)	76,234	43,186	(103,719)	102,834

	For the Year Ended December 31, 2020
			The VIE
			and its	Other
	Onion Global	The WFOE	subsidiaries	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Total revenues	—	875,731	368,350	2,715,002	(148,423)	3,810,660
Cost of revenues	—	(758,411)	23,298	(2,295,934)	(1,063)	(3,032,110)
Gross profit	—	117,320	391,648	419,068	(149,486)	778,550
Total operating expenses	(169)	(103,614)	(282,395)	(285,819)	149,349	(522,648)
(Loss)/income from operations	(169)	13,706	109,253	133,249	(137)	255,902
Total other (expenses)/income	78	4,102	(3,375)	(11,851)	11,873	827
(Loss)/income before income taxes and share of losses from equity method investments	(91)	17,808	105,878	121,398	11,736	256,729
Income tax expenses	—	(2,356)	(9,161)	(18,300)	(31)	(29,848)
(Loss)/income before share of loss from equity method investments	(91)	15,452	96,717	103,098	11,705	226,881
Share of loss from equity method investments	209,750	(150)	(17,426)	(1,303)	(209,750)	(18,879)
Net income/(loss)	209,659	15,302	79,291	101,795	(198,045)	208,002

	For the Year Ended December 31, 2021
			The VIE
			and its	Other
	Onion Global	The WFOE	subsidiaries	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Total revenues	—	710,834	276,002	1,785,197	(215,177)	2,556,856
Cost of revenues	—	(566,491)	(19,405)	(1,489,772)	40,393	(2,035,275)
Gross profit	—	144,343	256,597	295,425	(174,784)	521,581
Total operating expenses	(389,177)	(161,374)	(270,899)	(251,573)	174,122	(898,901)
(Loss)/income from operations	(389,177)	(17,031)	(14,302)	43,852	(662)	(377,320)
Total other (expenses)/income	(2,124)	106	2,130	15,581	858	16,551
(Loss)/income before income taxes and share of losses from equity method investments	(391,301)	(16,925)	(12,172)	59,433	196	(360,769)
Income tax expenses	—	9,863	9,900	(12,743)	13	7,033
(Loss)/income before share of loss from equity method investments	(391,301)	(7,062)	(2,272)	46,690	209	(353,736)
Share of loss from equity method investments	35,084	879	—	(25)	(35,084)	854
Net (loss)/income	(356,217)	(6,183)	(2,272)	46,665	(34,875)	(352,882)

The following tables present the summary balance sheet data for the VIE and other entities as of the dates presented.

	As of December 31, 2020
			The VIE and its	Other
	Onion Global	The WFOE	subsidiaries	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	136	45,644	111,385	84,541	—	241,706
Restricted cash	—	—	8,014	—	—	8,014
Short-term investments	—	30,057	73,160	—	—	103,217
Accounts receivable, net	—	2,106	1,233	6,094	—	9,433
Inventories, net	—	16,122	3,157	423,613	(264)	442,628
Loan receivable, net	—	—	5,575	—	—	5,575
Prepayments and other current assets	8,084	42,590	40,616	98,522	—	189,812
Amounts due from related parties	—	99,879	335,431	38,134	(464,086)	9,358
Non-current assets	436,407	32,099	13,782	7,874	(440,593)	49,569
Total assets	444,627	268,497	592,353	658,778	(904,943)	1,059,312
Short-term bank loans	—	—	24,200	—	—	24,200
Accounts payable	—	78,471	26,527	40,997	—	145,995
Customer advances and deferred revenue	—	39,491	64,110	70,855	—	174,456
Amounts due to related parties	2,269	92,386	116,867	252,564	(464,086)	—
Income tax payable	—	285	7,237	30,447	—	37,969
Accrued expenses and other liabilities	6,047	55,143	59,338	113,059	—	233,587
Non-current liabilities	—	—	—	1,199	—	1,199
Total liabilities	8,316	265,776	298,279	509,121	(464,086)	617,406
Onion Global Limited shareholders’ equity	436,311	—	—	—	—	436,311
Total shareholders’ equity	436,311	2,721	294,074	149,657	(440,857)	441,906
Total liabilities and shareholders’ equity	444,627	268,497	592,353	658,778	(904,943)	1,059,312

	As of December 31, 2021
			The VIE and its	Other
	Onion Global	The WFOE	subsidiaries	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	3,098	31,779	81,106	172,065	—	288,048
Restricted cash	—	—	11,017	—	—	11,017
Accounts receivable, net	—	9,162	2,268	7,487	—	18,917
Inventories, net	—	40,824	13,493	570,740	(66)	624,991
Loan receivable, net	—	—	—	—	—	—
Prepayments and other current assets	—	49,684	25,493	303,785	—	378,962
Amounts due from related parties	531,346	75,608	246,701	52,894	(887,817)	18,732
Non-current assets	466,791	93,027	26,799	6,845	(470,977)	122,485
Total assets	1,001,235	300,084	406,877	1,113,816	(1,358,860)	1,463,152
Short-term bank loans	—	—	—	52,793	—	52,793
Accounts payable	—	51,489	1,477	55,563	—	108,529
Customer advances and deferred revenue	—	9,059	812	31,196	—	41,067
Amounts due to related parties	1,635	183,789	67,665	638,432	(887,818)	3,703
Income tax payable	—	306	556	10,293	(13)	11,142
Accrued expenses and other liabilities	9,476	58,961	45,154	132,151	—	245,742
Long-term loan, current portion	—	—	—	269	—	269
Non-current liabilities	7,235	—	—	804	—	8,039
Total liabilities	18,346	303,604	115,664	921,501	(887,831)	471,284
Onion Global Limited shareholders’ equity	982,889	—	—	—	—	982,889
Total shareholders’ equity	982,889	(3,520)	291,213	192,315	(471,029)	991,868
Total liabilities and shareholders’ equity	1,001,235	300,084	406,877	1,113,816	(1,358,860)	1,463,152

The following tables present the summary cash flow data for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2019
	Onion	The	The VIE and	Other
	Global	WFOE	its subsidiaries	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash generated from operating activities	39	32,019	83,373	84,397	—	199,828
Net cash (used in) investing activities	—	(5,500)	(64,931)	(733)	—	(71,164)
Net cash generated from financing activities	—	—	1,924	312	—	2,236
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	(74)	4	—	(70)
Net increase (decrease) in cash, cash equivalents and restricted cash	39	26,519	20,292	83,980	—	130,830
Cash, cash equivalents and restricted cash at the beginning of year	—	4,141	95,661	—	—	99,802
Cash, cash equivalents and restricted cash at the end of year	39	30,660	115,953	83,980	—	230,632

	For the Year Ended December 31, 2020
			The VIE and	Other
	Onion Global	The WFOE	its subsidiaries	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash generated fromoperating activities	97	49,137	(2,736)	8,745	—	55,243
Net cash (used in) investing activities	—	(34,209)	(17,132)	(8,729)	—	(60,070)
Net cash generated from financing activities	—	—	23,315	80	—	23,395
Effect of exchange rate on cash, cash equivalents and restricted cash	—	57	(1)	464	—	520
Net increase in cash, cash equivalents and restricted cash	97	14,985	3,446	560	—	19,088
Cash, cash equivalents and restricted cash at the beginning of year	39	30,659	115,953	83,981	—	230,632
Cash, cash equivalents and restricted cash at the end of year	136	45,644	119,399	84,541	—	249,720

	For the Year Ended December 31, 2021
			The VIE and	Other
	Onion Global	The WFOE	its subsidiaries	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities	(554,427)	13,094	(98,792)	57,248	—	(582,877)
Net cash (used in)/generated from investing activities	—	(26,807)	79,446	(17,393)	16,878	52,124
Net cash generated/(used in) from financing activities	557,389	(95)	(7,770)	51,673	(16,878)	584,319
Effect of exchange rate on cash, cash equivalents and restricted cash	—	(57)	(160)	(4,004)	—	(4,221)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,962	(13,865)	(27,276)	87,524	—	49,345
Cash, cash equivalents and restricted cash at the beginning of year	136	45,644	119,399	84,541	—	249,720
Cash, cash equivalents and restricted cash at the end of year	3,098	31,779	92,123	172,065	—	299,065

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Onion Global Limited’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Onion Global Limited. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Onion Global Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA ACT states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCA ACT Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCA ACT were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCA ACT, see “Item 3. Key Information-3.D. Risk Factors – Trading in our ADSs may be prohibited and as a result our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections.”

4.B.	Business Overview

Our Mission

Be the dream factory of lifestyle brands for young people.

Who We Are

We are a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia.

Our founder Cong (Kenny) Li, a 19-year veteran at a Fortune 100 multi-national consumer goods company, created Onion with an objective to search for and create the next generation of fresh, fashionable and future brands and bring them to the young consumers in China and across Asia.

Today, the Onion global brand family is synonymous with what Kenny initially set out to build. The 4,426 brands on our platform, including 115 brand partners that directly work with us, offer 20 categories of lifestyle products, including beauty products, maternal and baby products, food & beverages, fast fashion and wellness products. Trusted by millions of users, our platform improved our users’ lives in small but meaningful ways by offering our users a wide product selection and an enjoyable online shopping experience. Our online platform disrupts the conventional lifestyle retail landscape in China by offering an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China.

Our unique ability to identify the next fresh, fashionable and future brands around the world and promote them to become the consumer crazes in China ahead of the curve is rooted in years of experience that our founder has accumulated in brand management and sales and marketing and is further reinforced by our close relationships with 115 brand partners and over 114 authorized distributors and resellers around the globe.

Over the years, we have built an integrated platform for brand sourcing, building, marketing and distribution with a track record of high performance:

•As of December 31, 2021, products of 4,426 brands were offered on our platform, including brands from our 115 brand partners and 30 private label brands. The GMV generated by sales of products from our brand partners on our self-operated retail platform, O’Mall, decreased by 16.6% from RMB1,309.9 million in 2020 to RMB1,093.0 million in 2021, mainly due to unfavorable changes in China’s overall economy, which negatively affected our customers’ consumption power and adversely affected our results of operations. The GMV generated by sales of our private label products on O’Mall increased by 132.7% from RMB50.9 million in 2020 to RMB118.5 million in 2021.

•Our omni-channel marketing and distribution empowers brands with the technology and services to reach the widest and most relevant consumer base. We help brands build a large, loyal following through connecting and empowering over 452.4 thousand active KOCs on our platform as of December 31, 2021, who effectively promote our products and share their shopping experience through social media. We build our big data analytics capability upon a large volume of transactional data collected on our platform. Based on our buyers and active KOCs’ purchase behaviors and relevant usage patterns, we use our algorithm to improve our product selections and recommendations, thereby optimizing our operation and enhancing user experience. We strive to continue to enhance predictive and statistical models based on the big data we have accumulated. As of December 31, 2021, our technology leverages data from over 468.5 thousand SKUs and millions of user interactions online, particularly these by or through our active KOCs, creating a strategic asset of hundreds of millions of data points.

•Through our advanced technology and global supply chain capabilities, we take the guesswork out of our customers’ global shopping experience, enabling seamless delivery of products manufactured and sourced around the world to Chinese consumers at competitive prices. We have processed 10.3 million, 15.8 million and 9.7 million orders for the year ended December 31, 2019, 2020 and 2021, respectively. The delivery time for these orders were generally around ten days for products shipped directly from overseas to China and one to four days for products we pre-stocked in our bonded warehouses in China and Hong Kong hub facility, compared to an industry average of approximately fifteen days and five days, respectively, in China’s cross-border online retail industry.

Key Pillars of Our Business Model

The growth and success of our business are supported by three integrated components:

•a high-performing brand portfolio consisting of brands from our brand partners or represented by authorized resellers and distributors, as well as our private label brands,

•integrated omni-channel marketing and distribution solutions, and

•proven and effective monetization strategies.

•High-performing brand portfolio: As of December 31, 2021, we cooperated with 115 brand partners. Together with them, we have developed a deep understanding of young consumers’ tastes and preferences, through which we are able to accurately predict consumer trends and quickly identify, incubate and promote fresh, fashionable and future brands that represent the future of lifestyle consumption. As of December 31, 2021, we had launched 30 private label brands.

•Integrated omni-channel marketing and distribution solutions: Unlike traditional brand holding companies or social e-commerce platform, we are not only able to identify and develop inspiring brands, but also able to rapidly increase a brand’s exposure and sales through customized, multi-channel marketing and distribution. While our strengths in marketing and distribution extend well beyond social media, we are recognized as a pioneer and leader in social e-commerce. “GMV generated from cross-border online retail”, refers to GMV of all types of consumer goods (excluding automobile, housing and consumer services) sold or purchased from China’s imports and exports through online retailing platforms. Our social e-commerce is centered around over 452.4 thousand active KOCs on our platform as of December 31, 2021, whom we actively manage to effectively attract, influence and retain potential customers. We reward our active KOCs for promoting our products through their social networks. This unique social e-commerce model allows us to promote and sell products in a more cost-effective way and delivers a personal and interactive shopping experience that drives customer acquisition, retention and lifetime value. In addition, we leverage buzzworthy offline marketing campaigns, cooperate with social media influencers, and create various innovative multi-format content to help brands reach a wider audience.

•Proven and effective monetization strategies: We adopt effective monetization strategies that enable us to benefit throughout a brand’s lifecycle and across all types of brands we offer on our platform. For third-party brands we promote on our platform, we are able to purchase them at discounted prices either directly from brand partners or from product resellers and distributors. For our private label brands which we focus on building to drive our future growth, we directly benefit from their growth and success – through their attractive profits from products sales and the increase in brand value over the long-term.

We believe the three components that underpin our business model have contributed to our rapid growth in the past and formed a virtuous and self-reinforcing cycle that will continue to fuel our long-term growth.

Throughout this cycle, we believe our successful track record in developing, marketing and distributing brands will help us attract more brand partners to our platform. With more brand partners joining our platform, we believe we will be able to develop deeper data insights into market trends and consumer preferences, which we believe will further improve our ability to identify, develop and market more brands. As we continue to expand our brand portfolio, we believe more active KOCs and customers will be attracted to the growing product offerings on our platform, which will increase our bargaining power and control over our supply chain business partners, particularly our product suppliers. With more competitively priced and better products, we believe we will be able to attract more active KOCs and customers, which will then in turn enable us to further improve our ability to attract, develop and market brands on our platform. Last but not least, as we help our brand partners achieve greater success, we believe their growth and profitability will improve, which in return, will incentivize them to increase their reliance on our platform, thereby further improving our profitability.

Our Comprehensive Global Brand Platform

“Luca Bank” – Our Brand Portfolio

To address the diversified needs of young generation of customers, we analyze market trends to accurately identify fresh, fashionable and future brands and products for young customers who are always searching for new lifestyle products that manifest their individuality.

We currently offer a broad spectrum of apparel, accessories, cosmetics, home goods, and lifestyle products from 4,426 popular domestic and international brands. We source products from reputable product suppliers, which include both (i) authorized resellers and distributors of third-party brands and (ii) a growing network of 115 brand partners across 14 countries that we closely and directly work with and source products from, including Comvita, LANEIGE, SULWHASOO, Cheong Kwan Jang and Schiff Nutrition. We have also developed a growing library of 30 private label brands. Our third-party brands and private label brands together form our diversified brand portfolio, which we named as “Luca Bank” in the hope that it will flourish and grow as the “last universal common ancestor” for the next generation’s lifestyle brands.

The following table sets forth a breakdown of the total number of brands by source as of the end of the specified periods.

	As of December 31,
	2019	2020	2021
Third-party brands sourced from brand partners	52	86	115
Private label brands	13	21	30
Third-party brands sourced from other channels	2,839	3,894	4,281
Total	2,904	4,001	4,426

The following table sets forth a breakdown of our GMV generated by sales on O’Mall by product source during the specified periods.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%

	(in million, except for percentages)
GMV generated by sales of products sourced from brand partners	966.8	27.4%	1,309.9	32.7%	1,093.0	42.1%
GMV generated by sales of private label products	22.8	0.6%	50.9	1.3%	118.5	4.6%
GMV generated by sales of products of third-party brands sourced from other channels	2,539.8	72.0%	2,649.2	66.0%	1,384.0	53.3%
Total	3,529.4	100%	4,010.0	100%	2,595.5	100%

Our Third-Party Brand and Product Offerings

Benefiting from our technology and data analytics, we are capable of identifying and sourcing both established global and emerging local lifestyle brands that best address the fast-changing tastes of China’s young generation of customers – brands that we believe are fresh, fashionable and represent trends of the future.

We are highly selective in screening and choosing brand partners based on customer behaviors, including their searches, inquiries and purchases, on our online sales platforms. Through our technology, such data inform us of the latest trends in consumer demand, allowing us to constantly review and strategically select brands with products that address the varying needs of our customers. In addition, we identify emerging brands with significant market potential based on our market insights with a view to developing them into our major brand partners. Once a potential brand is identified, we carefully review the brand partner’s qualifications. This review process helps to ensure that we maintain a portfolio of brands with high standards and good reputation.

Brand and Product Offerings from Our Brand Partners

Attracting and nurturing a large and growing number of high-quality lifestyle brands requires long and careful relationship building with brand partners. We have been devoted to nurturing these relationships since our inception. As of December 31, 2021, we cooperated with 115 brand partners, covering over 245.3 thousand cumulative SKUs in beauty products, maternal and child products, women’s apparel and accessories, personal care, food and beverage products, and household goods, etc.

As part of our integrated services to empower our brand partners, we provide them with a bespoke brand development plan, including brand planning, brand positioning, online and offline marketing campaigns, and distribution and sales solutions. We constantly provide our brand partners with valuable insights that help them optimize their product portfolio based on our analysis of massive torrents of data collected from various online and offline marketing and sales channels. Many of our brand partners had benefitted from a significant growth in their sales in China after partnering with us.

We typically enter into annual supply agreements with our brand partners where we, in some cases, act as an online strategic partner or a cross- border e-commerce strategic partner of the relevant brand partners in China. Under our supply agreements, we purchase products directly from our brand partners at a discount to the retail price by placing purchase orders based on the projected sales cycle of the products. In addition to the regular sales, we organize customized marketing events to promote products for our brand partners, which we believe further enhance our value propositions to our brand partners and allow us to benefit from our favorable pricing terms offered by them as a result.

Brand and Product Offerings from Other Channels

In addition to products offered by our brand partners, we also source a large number of third-party products from the authorized resellers and distributors of 4,281 domestic and international brands, attracting a large number of customers to our platform. Our merchandizing team is responsible for identifying quality product suppliers based on our supplier selection guidelines that consider pricing, credibility, services and strategic value of such suppliers. Once a potential product supplier is identified, we conduct regular due diligence reviews on its qualifications based on our selection criteria. As of December 31, 2021, we sourced products from other channels of third-party brands covering over thousand SKUs in beauty products, maternal and child products, women’s apparel and accessories, personal care, food and beverage products, household goods, and other lifestyle product categories.

Our Growing Private Label Product Offerings

We initiated our “Big Brand” campaign and established our first private label brand in 2018. Since then, we have continued our efforts to enrich our brand portfolio by launching new private label brands, catering to varying demands of our customers. As of December 31, 2021, we had developed 30 private labels, covering 2,300 cumulative SKUs, including Japanese handicrafts, household goods, premium maternal and baby apparels, beauty products and snacks. For example, the cumulative number of our private brand TENKOU RYUUGI products sold reached 1.6 million as of January 2022 since its launch in 2019..

Together with our comprehensive range and depth of third-party brand offerings, we believe our private labels embody our deep understanding of consumer demands. We use our advanced data analytics to identify market trends and inform merchandising decisions, and support our private labels with effective sales and marketing strategies. We believe our private labels reinforce our image as a premium brand in its own right, with strong consumer affinity across the rising young generation of customers in China.

The following chart provides a glance at our current private label brand offerings in our private label portfolio.

We adopt a “customer-to-manufacturer” model in developing our private label products. We identify customer needs by analyzing the extensive trove of customer and purchase behavior we have observed, evaluating the feasibility and profitability of developing the products that satisfy such needs and engaging manufacturing partners to bring the suitable products to our customers. We engage third-party manufactures to produce our self-designed or co-designed products, primarily including accessories and cosmetics.

We collaborated with a diversified group of selected manufacturers for the manufacturing and supply of products under our private label brands.

We enter into framework agreements with manufacturers which set out key terms, including work allocation, quality and technology standards, packaging, delivery methods, risk allocation, quality control process, payment methods, service period and other standard terms. In addition to the framework agreements, we place orders that specify product specification, quantity, price, delivery time and location. We evaluate each manufacturer’s performance after each transaction based on a variety of factors, such as timely product quality, delivery of products, costs effectiveness, and financial performance.

We adopt a prudent manufacturer selection process for our private label products, which involves background check, preliminary review, on-site visit and sampling. We conduct an overall evaluation of each manufacturer’s facility capacities, qualifications, quality control, cost structure, production plans and technological capabilities.

We have implemented strict quality control procedures throughout the sourcing and production process. Our quality control team conducts site visits at the manufacturers’ facilities and closely monitors the quality of the raw materials and finished products as well as the manufacturing process. We also examine product samples at the production testing stage to ensure they satisfy all requirements set forth in the agreements before mass production.

“O’UNI Marketing” – Our Integrated and Customized Marketing Services

We have developed a unique and comprehensive suite of marketing solutions to facilitate our brands’ engagement with a wider audience in today’s digital world and global shopping environment. We operate a differentiated brand platform that not only offers a platform for brands and products, but also provide fully integrated and customized branding and marketing services to build brand awareness and promote sales. Leveraging our deep understanding of customer demands, we design bespoke branding and marketing strategies for our brand partners and provide them with a comprehensive set of marketing solutions in a cost-effective manner.

We work with our brand partners to create customized brand and product marketing and promotional plans, and leverage our long-standing network of marketing partners to implement such marketing and promotional plans. We and our brand partners are responsible for designing and creating marketing and promotional content and determining the suitable marketing channels, form, duration and budget of each promotional plan. Once the marketing plan is formulated, we work closely with our marketing partners to implement such plan. We typically enter into a framework agreement with each of our marketing partners, and compensate them based on the results of the relevant marketing and promotional events.

Our omni-channel marketing solution is centered around social e-commerce, and covers social media, digital marketing, celebrity endorsement, offline promotion campaigns and outdoor advertising. Through these tailored marketing and promotional activities, we effectively connect customers with brands and products offered through our multi-channel sales and distribution network.

Social Media: We believe we and our community with over 746.3 thousand of KOCs bring to life the brands and products sold on our platform through guiding our customers to make informed purchasing decisions on popular social network platforms such as Weixin/WeChat, Xiaohongshu, Instagram and Facebook. We and our KOCs create and distribute engaging content through major social media and content platforms and encourage our customers to share our content with their social connections, which amplify our brand image and enable us to reach more potential users. Leveraging our vibrant community of KOCs, we are able to effectively reach a massive relevant audience for the promoted brands. The majority of KOCs of social e-commerce platforms in China have more than 500 WeChat friends. We also maintain official accounts on various social media and live streaming platforms in China to continuously engage and communicate with existing and potential customers about our platform, brands and products.

•Digital marketing: We promote our brands and products through various forms of digital advertising through domestic and international social media and online video platforms, such as iQIYI, Weibo, Douyin and Toutiao.

•Celebrity endorsement: From time to time, we engage celebrities and other fashion and lifestyle influencers to promote our platform, products and brands to increase customer awareness and trust, through various online advertising and offline promotional events.

•Offline promotion campaigns: To enhance brand awareness, we also engage in offline marketing and brand promotion campaigns. For example, we host offline events from time to time, including seminars and campaigns, aimed at providing consumers with useful information and promote our brand and product awareness. We also regularly participate in product showcases and launches to promote the brands and products from ourselves and brand partners.

•Outdoor advertising: We use traditional mass media advertising on a selective basis in densely populated communities to increase our brand visibility and corporate image. We advertise through various media, including digital displays, billboards, bus stops and public transportation.

Beauty Carnival

We host a grand online shopping festival, Beauty Carnival, in September where we work with our brand partners and other third-party suppliers to offer a wide selection of promotions and discounts on the products sold on O’Mall. Special promotions attract a large number of bargain hunters and bolster customer visits to our O’Mall app during the shopping festival. We invite brand ambassadors, who include popular movie and TV stars, to support our Beauty Carnival by appearing in our advertisement. The total GMV generated during the first three days of the 2021 Beauty Carnival Shopping Festival was RMB222 million, among which the GMV generated from private label brands was RMB1.9 million, and the total number of orders was over 440 thousand. 4,239 brands participated in the 2021 Beauty Carnival, of which 28 are private label brands. O’Mall platform sourced more than 450 thousand SKUs from 34 countries/regions during the first three days of the 2021 Beauty Carnival.

发现生活
新趣向
全球大牌1.2折起
2021.09.08-09.16

千禧复古新玩妆
国色当潮颠覆新生
2021/09/08—09/16

全息人屏互动
触控未来新消费
2021/09/08—09/16

进阶生活新富养
养生养宠双倍治愈
2021/09/08—09/16

构筑美味新体验
万物智联有求臂应
2021/09/08—09/16

“O’Uni Channel” – Our Multi-Channel Sales and Distribution Channels

O’Uni Channel represents our multi-channel sales and distribution network designed to facilitate the sales of products on our platform across China and overseas, delivering results-driven sales services to our brand partners and other third-party brands. O’Uni Channel connects customers with thousands of different products sold on our platform through (i) our self-operated sales platform, namely, our social e-commerce platform in China, O’Mall and our overseas social e-commerce platform, CosyFans, and (ii) third-party e-commerce platforms. The following diagram summarizes our multi-channel sales and distribution network.

The following table sets forth a breakdown of our GMV by sales and distribution channel during the specified periods. In the indicated periods, we generated our GMV from various social ecommerce platforms.

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in million)
GMV generated by sales through self-operated distribution channels	3,530.9	4,015.3	2,604.4
GMV generated by sales through third-party platforms	19.3	55.5	182.7

The following table sets forth the total number of orders placed through our O’Mall platform and their average order value during the specified periods.

	For the year ended
	December 31,
	2019	2020	2021
Total number of orders	10.3 million	15.8 million	9.7 million
Average order value	RMB342	RMB254	RMB267

Self-operated Distribution Channels

We sell a vast majority of our product offerings through our self-operated social e-commerce platforms O’Mall and CosyFans.

O’Mall Mobile App

We conduct our social e-commerce business in China primarily through our O’Mall mobile app. In addition, O’Mall can also be conveniently accessed through Weixin/WeChat mini programs. Our flagship O’Mall mobile app is a one-stop destination for our users to discover, explore and purchase a wide range of high-quality lifestyle products at attractive prices and to access other features and benefits.

Through the O’Mall mobile app, our users can browse and find a vast array of product offerings through customized product search and recommendations and enjoy special sales from routine flash sales to our special shopping events such as the Beauty Carnival in September. Our users can click on the desired product to view detailed product description and easily proceed to make the purchase. In addition to attractive prices, the O’Mall mobile app also offers a variety of innovative and fun features to encourage a user to become a KOC and recommend our product offerings to her family, friends or other social contacts.

Users can access our user community by clicking on the “Endorsement” tab at the bottom of the app interface to see what other users are buying and sharing online. Through a variety of social features and tools, they can write product description and reviews, upload photographs and short video clips, and host live broadcasts to share their shopping experience with and recommend products to other users. From time to time, we organize campaigns featuring popular brands and products. These campaigns offer an open forum for users who are KOCs to share their first-end experience with the relevant products, making it easier for users to find others with similar shopping interest and help each other in finding their favorite products.

Our O’Mall User Community

We foster a growing, vibrant user community centered around our users’ social network to promote sales of our products. Users begin their journey with O’Mall through invitation and recommendation by our existing KOCs via their respective social networks. As a result, new customers come to shop on our platform with an established trust in their own family and friends and similar purchasing preferences. We are deeply engaged with our user community through data analytics, which allows us to better understand their changing needs and preferences to optimize our brand development and product curation.

We serve our KOCs through our O’Partners, who are group of KOCs that provide various product promotion and distribution support services to other KOCs, including tutoring new KOCs how to use our app, responding to KOCs’ questions, providing technical support to solve KOCs’ operational issues, and sharing their own shopping and sales experience.

One can become an O’Partner by submitting an application within our O’Mall app and make a one-time admission payment of RMB12,000 to us to open an O’Partner account registered with our system. Each O’Partner can initially invite up to 40 individuals to join our platform as KOCs. After reaching the initial limit of 40 invitees, each O’Partner can request to increase this quota to invite more KOCs by paying us a small fee per additional KOC account. To become a KOC, each user needs to pay a one-time fixed fee to the inviting O’Partner. Alternatively, one can also become a KOC on a trial basis after accumulating certain amount of membership points through using our O’Mall app. Through this effective social network model, we were able to attract an increasing number of O’Partners and KOCs to join our platform.

The following table sets forth the key operating data relating to our user community during the specified periods.

As of and for the year ended December 31,
	2019	2020	2021
Total number of active buyers	963.9 thousand	2.2 million	892.5 thousand
Total number of active KOCs	385.2 thousand	516.3 thousand	452.4 thousand
Total number of KOCs	492.5 thousand	691.4 thousand	746.3 thousand
Average GMV generated by each active KOC through sales on O’Mall	RMB9,163	RMB7,767	RMB5,738

We reward our O’Partners with various benefits such as cash incentives and coupons, and we compensate them based on the results of the relevant marketing and promotional events. We paid cash incentives to O’Partners of RMB31.1 million, RMB33.9 million and RMB32.1 million (US$5.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively, which are recognized as selling and marketing expenses. The coupons redeemed by O’Partners were not significant for each of the periods presented. We also invite O’Partners and KOCs to offline events. Through these benefits, we further strengthen our engagement with O’Partners and KOCs who will be motivated to attract more O’Partners and KOCs to join our platform and reach more potential customers. In addition, O’Partners and KOCs are entitled to receive KOC incentives for products sold through their social networks. Specifically, for each purchase made or referred by a KOC, his or her inviting O’Partner also receives a fixed percentage of such sales as a KOC incentive. We keep track of the sales generated through KOC referrals by monitoring and tracking the sales generated via each KOC’s social network and distribute the KOC incentives to the relevant O’Partners and KOCs upon requests made by relevant O’Partners and KOCs. Supported by our centralized fulfillment, product delivery and customer service, we also produce ready-to-use product promotional materials to enable O’Partners and KOCs to effectively promote our products via their social networks. As of December 31, 2019, 2020 and 2021, we had 44.0 thousand, 61.9 thousand and 67.8 thousand O’Partners.

We empower KOCs from all walks of life to succeed and do not depend on a small number of active KOCs. In particular, in 2021, the highest GMV generated by an individual KOC was RMB1.6 million, while our top 100 KOCs contributed 2.2% of our total GMV of O’Mall and our top 1,000 KOCs contributed 11.5% of total GMV of O’Mall. Based on our analysis of user data, we believe our KOCs generally come from middle-class households and make purchase decisions for their respective households. They tend to spend a significant amount of time on social networks and are particularly interested in discussing lifestyle trends and sharing their shopping experience and product information with their social contacts. Through O’Mall, we offer them a unique social shopping experience that not only caters to their needs for high-quality lifestyle products, but also enable them to receive attractive financial returns and further engage with their social network. Through promoting our products, many of our KOCs have become influential opinion leaders within their social networks, influencing the purchasing preferences of many others. They also get to make new friends in our community and engage in social activities both online and offline based on their social network, geographic locations and interests. Such activities allow them to obtain relevant product information more easily, deepen friendship and further engage with our platform.

CosyFans Mobile App

Similar to O’Mall, we sell products sourced from our brand partners, other third-party product suppliers, and our private label brands outside of China on CosyFans, which launched first in Malaysia. Since CosyFans’ launch in 2019, it has achieved total GMV of RMB3.2 million and RMB2.8 million for the years ended 2020 and 2021, respectively. We operate the CosyFans mobile app using a social e-commerce model similar to our O’Mall mobile app.

Third-Party Sales

In addition to our self-operated sales channels, we further distribute a small portion of our products to product resellers and distributors such as small-and-medium retailers, and on multiple third-party e-commerce platforms, primarily in order to manage residual inventory. After purchasing products from us, such third-party businesses then resell the products through their own distribution channels, such as their stores on major e-commerce platforms. We generally enter into a framework agreement with each reseller and distributor with a term of one year.

“E-QUICK” – Fulfillment and Logistic Services Enabling a Boarder Free Shopping Experience

Our comprehensive and integrated supply chain capabilities enable us to source and deliver a wide selection of high-quality products around the world while minimizing market and inventory risks. We distribute products sold on our platform through our extensive E-Quick smart logistics system. The E-Quick smart logistics system leverages our technology infrastructure and big data analytics to coordinate with our self-operated warehouses and other third-party facilities and provide cost-effective logistics arrangements. We plan to open up our E-Quick smart logistics system to our brand partners as a part of our value-added services.

Fulfillment Services

We deliver a compelling customer experience by fulfilling orders quickly and accurately. We provide centralized and comprehensive fulfillment and customer service to our customers. Our fulfillment infrastructure for the prompt receipt, storage and shipment of products is primarily comprised of a global warehouse and delivery network, which we operate mainly through collaboration with contracted third-party logistics service providers. We fulfilled approximately 10.3 million, 15.8 million and 9.7 million orders in 2019, 2020 and 2021, respectively.

We intelligently manage our warehouse storage. The volume of products to be stored at the warehouses and the choice of warehouse to be placed are determined based on customer demand. When a customer places an order and makes payment, our warehouse management system automatically processes the order and assigns it to the warehouse or warehouses with the appropriate inventory. The third-party logistics service provider that we have hired in the region picks up the order at the warehouse to make the delivery. Once the order has shipped, our warehouse management system automatically updates the inventory level for each product in the order, ensuring that additional inventory will be ordered as needed. To further enhance inventory accountability and security, we track our inventory at all stages of the order receiving and fulfillment process. Our users can track the shipping status of their orders with respective logistic service suppliers at each step of the process.

Warehouses

We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2021, we operated eight warehouses, with an aggregate gross floor area of over 62 thousand square meters in two cities in mainland China and Hong Kong; we also operated two warehouses in two overseas countries with an aggregate gross floor area of over 800 square meters.

At each warehouse location, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our fulfillment network and item tracking at each warehouse location. We repackage all products to our standardized boxes for optimized storage at the warehouses. Our warehouse management system is specifically designed to support the frequent curated sales events on our platform and the large volume of inventory turnover.

Logistic and Delivery Services

We deliver products to customers across China and other Asia markets in which we have presence through collaboration with third-party logistics service providers. We have six hub facilities overseas where we store products and receive China or other outbound parcels from suppliers and process them for export and international delivery. We pre-stock many frequently purchased products in seven warehouses in mainland China to shorten the delivery time to our end customers to one to four days, which could be around ten days if shipped directly from overseas. Our logistics platform provides significant advantages:

•Product sorting and classification. Once a shipment arrives at our hubs, it is sorted and an operator scans individual parcels. The operator inspects the merchandise for country of origin if it has not been provided from the merchant electronically, prints an international packing slip and commercial invoice, over-labels the parcel with a shipping label specific to the international destination, then aggregates freight by carrier and shipping method. Customs brokers perform item classification and assign the merchandise any and all harmonized systems codes required for efficient customs clearance.

•Error reduction and quality control. We closely manage operational anomalies and reduce errors at our hubs. Our operators separate out any parcels that are damaged, appear to contain an incorrect quantity or appear to contain the incorrect items. In the event that a parcel contains restricted items or an incorrect quantity of items, we coordinate with the retailer to either arrange for the timely return of the damaged or incorrect merchandise, or to resolve the exception while the merchandise is still at the hub so that it can continue to its destination.

•Full and transparent tracking and tracing. As the parcel leaves our overseas hubs, we send our customers an international shipment confirmation e-mail, which includes a link to a page where the customer can track his or her parcel’s progress and receive periodic delivery updates.

•Electronic customs declaration and clearance. While the parcel is in transit, a customs declaration is electronically sent to customs officers in the receiving country, and duty and VAT are paid or remitted in the consumer’s name. Pre-clearance of shipments while in transit allows many shipments to be inducted directly into the local delivery network.

•Parcel protection and replacement guarantee. Local, trusted delivery services are used in each market to ensure a positive experience by the customers. All product parcels shipped by us have a parcel protection and replacement guarantee in case of any logistics issues that result in a lost or damaged parcel.

•Product returns management. We process product returns in accordance with our return policies and automatically refund to the requesting customers original payment upon receipt at one of our warehouses. All defective products are then returned to our product suppliers’ designated returns centers. We also closely monitor the speed and service quality of the third-party logistics service providers through our customer surveys and feedbacks to ensure customer satisfaction.

“Supply-to-Business” (“STB”) strategy

In early 2022, we unveiled an upgraded “Supply-to-Business” (“STB”) strategy integrating upstream supply chain capabilities with expanding business-to-businss (“B2B”) customer base. With the upgraded STB strategy, we plan to build a super trading platform with a comprehensive operating system that provides business support directly to B2B customers on matters related to supply chain, data analysis, and brand transactions. Grounded by our global supply chain and closed-loop branding eco-system, we aim to provide a comprehensive, multi-level, and full-spectrum of brand services for more B2B customers, enterprise merchants, and sellers. The followings are key strategy highlights:

●Backed by our strengths in Brand, Technology, and Factories, we plan toprovide B2B customers with turnkey solutions spanning from brand incubation, technology development, and flexible supply chain support to help B2B customers develop customized products and launch new brands.
●The Orion Brand Management platform, an integrated system built for B2B customers is designed to offer solutions across R&D, product, branding, marketing, and data analytics.
●We aim to help B2B customers reach a wider range of customers across the globe through its remarkable sales and logistics channels, including O'Mall, a global cross-border e-commerce platform, CosyFans, a Southeast Asian cross-border e-commerce platform, Minibuyer, a private domain shop and team management tool, and E-Quick, an IoT service provider.

China’s B2B market is rapidly growing, driving increasing demand for supply chain and technology services from B2B customers. As the regulatory environment is tightening and the pandemic continues to bring uncertainty, we believe we have core competitive advantages in operating brands across public and private domains, and benefits from the solid growth of our existing market, user base, and private domain traffic.

Customer Services

We have a customer service center in Guangzhou to provide real-time assistance to our customers. Customers can communicate with online representatives through our mobile apps, telephone and emails. We train our customer service representatives to answer user inquiries and proactively educate potential users about our products and promptly resolve customer complaints. As of December 31, 2021, 48 of our customer service representatives were outsourced from third-party staffing companies and 128 were our full-time employees.

We generally do not allow customers to return purchased imported products sourced from our overseas product suppliers unless the packages are damaged or there are product quality issues. For our private label products and certain products that we sourced from our domestic product suppliers, we allow our customers to return within seven days upon receipt without the need of specifying any reasons. Once a customer submits a return application request, our customer service representative will review and process the request or contact the customer. Upon receipt of the returned product, we credit the customer’s payment account with the purchase price.

Marketing

We have built a large base of customers through, among other means, word-of-mouth referrals via users’ social networks. We have also been able to expand our brand partnership through our brand image, strong network relationships with manufacturers and referrals. Our ability to do so depends on whether we can continue to provide superior user experience and meet expected sales performances.

To enhance our brand awareness, we also have engaged in offline marketing and brand promotion activities. For example, we design and host our own online and offline promotion campaigns such as “meet AMORE, meet Asia Beauty” and O’Mall Beauty Carnival for the shopping festivals in major cities in China. We plan to invest more efforts in marketing and brand promotion initiatives, such as advertisements on major social media platforms.

Intellectual Properties

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2021, we owned 69 computer software copyrights in China relating to various aspects of our operations, maintained 428 trademark registrations in China and 73 trademark registrations outside China, and owned four patent registration in China. As of December 31, 2021, we had 32 trademark applications in China and 22 trademark applications outside China. As of December 31, 2021, we had one patent application pending in China.

Data Privacy and Cyber Security

To protect our users’ personal information, we adopt internal rules and policies to govern how we process the data including personal information, as well as protocols, technologies and systems to help prevent the improper use or disclosure of data. We adopt a data encryption system intended to ensure the secured storage and transmission of data and prevent unauthorized members of the public or third parties from accessing or using our data in an unauthorized manner. We also implement comprehensive data masking of users’ personal information for the purpose of fending off potential hacking or security attacks.

In addition, we provide our privacy policies for users to learn about and control how their personal information is processed and to provide consent for data collection when necessary. Before accessing to information relating to our products and services, users need to acknowledge the terms and conditions of our privacy policies and user agreement, under which they can decide to consent to our procession of their data which shall be done in compliance with applicable laws and regulations, and we will only use the data under the terms and conditions agreed by our users.

Competition

The global lifestyle brand industry is intensely competitive. Our competitors in China include Unilever Group, Nestlé S.A., Procter & Gamble Company, LVMH Moët Hennessy Louis Vuitton Group, L’OréalS.A., Shiseido Company, Limited, Kao Corporation, Amorepacific Group, and Johnson & Johnson.

We anticipate that our industry will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive.

We compete primarily on the basis of the following factors: (i) our ability to attract and retain a large number of brands that fit our selection culture, (ii) our full-service sales and marketing channels that enable brand partners to reach to target customers effectively, (iii) advanced technology infrastructure, (iv) strong and efficient smart logistics system and (v) reliable and flexible manufacturing partner network.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger user base or greater financial, technical or marketing resources than we do, and they may also adopt membership-based or social network-driven e-commerce models or other similar models on their platforms.

Insurance

We have purchased property insurance to insure the authenticity and quality of our products and maintain a few other insurances to manage unexpected risks during our operations. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain product liability insurance, general third-party liability insurance or key man insurance.

Regulation

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, the MIIT, the MOFCOM, the SAMR, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, on-line sales and e-commerce.

We are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our business, including the following:

Value-Added Telecommunication Business Operating Licenses

The PRC Telecommunications Regulations, or the Telecom Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016 are the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC entities. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added services. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, which was implemented in March 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business, continue to be categorized as value-added telecommunication services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was implemented in 2009 and most recently amended in 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunication business operating license, or the ICP license, shall detail the permitted activities of the enterprise to which such license is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its ICP license. The ICP licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including the ICP licenses for internet information services, or the ICP License, and the ICP license for electronic data interchange business, or the EDI License. In addition, an ICP license holder is required to obtain approval from the original permit-issuing authority prior to any change to the shareholders of such holder, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and aredivided into “commercial internet information services” and “non-commercial internet information services”. Commercial internet information services operators shall obtain an ICP License, from the relevant government authorities within China.

Guangzhou Onion, Guangzhou Young Internet Co., Ltd., or Guangzhou Young and Guangzhou Peacheese Information Technology Co., Ltd., or Guangzhou Peacheese, hold ICP licenses for both internet content-related services and transaction processing business. Guangzhou Onion Fans Technology Co., Ltd. and Guangzhou Ocean Unbounded Technology Co., Ltd. holds an ICP license for internet content-related services. Hainan Indigo Blue Technology Co., Ltd. , or Hainan Indigo Blue, holds an ICP license for transaction processing business.

Filing by Third-Party Platforms Providers for Publications Online Trading Services and by Sellers of Publications via Online Trading

We are also subject to regulations relating to online trading platform services provided for distribution of publications including books and audio- video products. According to the Provisions on the Administration of the Publication Market, or the Publication Market Provisions, which were jointly promulgated by General Administration of Press and Publication and the MOFCOM in May 2016 and implemented in June 2016, an online trading platform that provides services for the distribution of publications shall complete record-filing formalities with the competent publication administrative authority, and is required to examine the identity of a dealer distributing publications through the platform, verify its business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the relevant duties of examination and management in accordance with the Publication Market Provisions, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000.

Pursuant to the Publication Market Provisions, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained the operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business.

Guangzhou Onion has completed the record-filing as an online trading platform. Furthermore, Guangzhou Ocean Unbounded Internet Co., Ltd. (“Guangzhou Ocean Unbounded”), which holds the Publications Operation Permit, has filed with the relevant authority for providing services for distribution of publications through the Internet and other information network.

Internet medicine information service certificate

The former CFDA promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004, which was amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an internet medicine information service qualification certificate from the applicable provincial level counterpart of the NMPA. Each of Guangzhou Onion, Guangzhou Peacheese and Hainan Indigo Blue holds the Internet Medicine Information Service Qualification Certificate.

Filings for and operation permit of distribution of medical devices

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, an enterprise engaging in the operation of medical devices shall have business premises and storage facilities suitable for the operation scale and scope, and shall have a quality control mechanism or personnel suitable for the medical devices it operates. An enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the distribution of class three medical devices shall apply for an operation permit with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices.

Guangzhou Ocean Unbounded and Guangzhou Ocean Infinity Technology Co., Ltd. (“Guangzhou Ocean Infinity”) have completed record-filing for their business of distribution of class two medical devices, and Guangzhou Ocean Unbounded holds a permit of engaging in the business of distribution of class three medical devices.

Filing by Third-Party Online Platform operator for Trading Medical devices

To regulate the business activities of providers of a third-party online platform for trading medical devices, the former CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices which took into effect on March 1, 2018. Pursuant to this measures, the above platform operators shall go through a record-filing with the relevant provincial food and drug administration.

Each of Guangzhou Onion, Guangzhou Peacheese and Hainan Indigo Blue has completed the record-filing as an online trading platform operator with the local counterpart of NMPA.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued in August 2015 and amended in November 2017.

To regulate the business activities of providers of a third-party online catering services platform, or the Third-Party Platform Providers, the SAMR promulgated the Measures for the Supervision and Administration of Food Safety of Online Catering Services which took into effect on January 1, 2018 and was amended on October 23, 2020, or the Online Catering Services Measures. Pursuant to the Online Catering Services Measures, a Third-Party Platform Provider shall, within 30 working days after approval by the competent communications administration, go through a record-filing with the relevant provincial food and drug administration.

Several of our subsidiaries, including Guangzhou Onion, Guangzhou Ocean Infinity, Guangzhou Young, and Guangzhou Ocean Unbounded, hold the Food Operation Permits, and Guangzhou Onion has completed the record-filing as a Third-Party Platform Provider.

Regulations Relating to OEM Production and Labeling of Domestic Cosmetic Products

Pursuant to the Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations which came into effect on January 1, 2021 to replace its predecessor the Regulations Concerning the Hygiene Supervision over Cosmetics Products or the Hygiene Regulations, cosmetic products are divided into special purpose cosmetic products and non-special purpose cosmetic products. Special purpose cosmetic products refer to those cosmetics used for hair growth, hair dye, hair perm, hair removal, breast massage, deodorant, fading cream and sun protection. Any cosmetic product not covered by such scope is a non-special purpose cosmetic product. Compared with the Hygiene Regulations and the Implementation Rule of Hygiene Regulations and its implementation rules, the Supervision Regulations clarify or amend certain provisions including, without limitation, the followings:

(i)Responsibilities of the different parties in the operation of cosmetics. Firstly, the Supervision Regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or filing the record for cosmetics shall be subject to the supervision of the NMPA. Secondly, an applicant for registration or record-filing of cosmetics may entrust another enterprise (OEMs) with the production of cosmetics. The OEMs shall obtain the corresponding license for production of cosmetics and shall carry out production in accordance with the laws, regulations, mandatory national standards, technical specifications and contractual agreements, and be responsible for production activities and accept the supervision of the applicant for registration or record-filing of cosmetics. With respect to our business operation, we will become the applicant for registration or record-filing of cosmetics under the Supervision Regulations and undertake main responsibilities for quality, safety and effectiveness claims of our cosmetics products.

(ii)Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics instead of special purpose cosmetic products and non-special purpose cosmetic products. Special cosmetics refer to cosmetics for hair dye, hair perm, freckle removal and whitening, sun protection and hair loss prevention as well as those purporting to have new functions and effects, and ordinary cosmetics refer to cosmetics other than special cosmetics. The production and import of special cosmetics shall be registered with the NMPA. The production and import of ordinary cosmetics are subject to the record-filing administration.

(iii)Legal consequences of violations. The Supervision Regulations have raised the limit for penalties for noncompliance. For example, monetary penalties on production of cosmetics without requisite permits, production of unregistered special cosmetics, use of banned materials and illegal use of materials may be subject to a fine of 30 times the value of the concerned products.

The Administrative Provisions on the Labeling of Cosmetics, which was promulgated in August 2007 by the General Administration of Quality Supervision, Inspection and Quarantine and became effective in September 2008, requires labels of cosmetic products to contain information such as name and address of the producers, date of production, expiry date, batch number, applicable industrial standards, quality inspection certificates, and production license number. No claim or implication that a cosmetic product has medical or therapeutic effects is permitted to be included in the labels of such cosmetic product.

Regulations Relating to E-Commerce

In January 2014, the former State of Administration of Industry and Commerce (which has been merged into the SAMR) adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect in March 2014. Under the Online Trading Measures, e-commerce platform operators are required to examine, register and archive the identity information of the merchants applying for access to their platforms as sellers, and verify and update such information regularly. The Online Trading Measures also provide that e-commerce platform operators must make publicly available (i) the link to or the information contained in the business licenses of the merchants, in the case of business entities, or (ii) a label confirming the verified identity of the merchants, in the case of individuals. A consumer is entitled to return the commodities within seven days after receipt of the commodities without giving a reason, except for the following commodities: customized commodities, fresh and perishable commodities, audio-visual products downloaded online or unpackaged by consumers and computer software and other digital commodities, and newspapers and journals that have been delivered. E-commerce platform operators must, within seven days upon receipt of the returned commodities, provide full refunds to consumers. In addition, operators are prohibited from setting forth provisions in contracts or other terms that are not fair or reasonable to consumers such as those excluding or restraining consumers’ rights, relieving or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, or conducting transactions in a forcible manner taking advantage of contractual terms or technical means.

In March 2016, the State Administration of Taxation, or the SAT, the Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-Commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law sets forth a series of requirements on e-commerce platform operators. According to the E-Commerce Law, e-commerce platform operators shall verify and register platform merchants, and cooperate with the market regulatory administrative department and tax administrative department to conduct industry and commerce registrations and tax registrations for merchants. The e-commerce platform operators shall also prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. To legally handle intellectual property infringement disputes, upon receipt of the notice specifying preliminary evidence for alleged infringement, the platform operators are required to take necessary measures in a timely manner, such as deleting, blocking and disconnecting the hyperlinks, terminating transactions and services, and to forward notices to merchants on its platform. If an e-commerce platform operator fails to take necessary measures when it knows or should have known that a merchant on the platform infringes any third-party intellectual property rights, products or services provided by a merchant on its platform do not meet the requirements regarding personal or property safety, or any merchant otherwise impairs the lawful rights and interests of consumers, the e-commerce platform operator will be held jointly liable with the merchants on its platform.

Moreover, the E-Commerce Law imposes a requirement on operators of e-commerce platforms to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platform being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms.

On November 12, 2020, the NRTA issued the Circular on Strengthening the Administration of Live Streaming, or the Notice 78, which requires, among other things, platforms that provide live streaming to register their information and business operations. Pursuant to the circular, internet platforms that operate live streaming business are subject to a series of compliance requirements covering the areas of, among other things, maintenance of sufficient content review staff, training and registration of the content review staff and dynamic adjustment of the content review protocols. Online e-commerce live streaming platforms are required to design mechanisms for qualification verification and real-name authentication of e-commerce business owners and individuals who conduct live streaming marketing on their platforms and keep complete records.

On March 15, 2021, the SAMR revised the Online Trading Measures, which will enter into effect on May 1, 2021. The revision will make further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. It will also impose new obligations on the e-commerce platform operators, such as verifying and registering the identity of trading parties on the platform either that are required to registered with the SAMR or that are exempted from such registration, regular reporting of prescribed information of trading parties on the platform to the relevant branch of the SAMR, establishing a system of inspection and monitoring of information on the goods sold or services provided on the platform.

Regulations Relating to Anti-unfair Competition and Anti-monopoly

On April 23, 2019, the Standing Committee of the NPC amended the PRC Anti-unfair Competition Law, pursuant to which business operators may not engage in anti-competitive activities including but not limited to, unduly influencing transactions, confusing or defrauding consumers, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law and related regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities.

After its promulgation, the relevant PRC anti-monopoly authorities further strengthened enforcement under the Anti-monopoly Law. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. In addition, the guidelines included concentrations involving companies with VIE structure within the ambit of SAMR’s merger control review, if certain reporting thresholds are met.

On June 24, 2022, the Standing Committee of the NPC amended the Anti-monopoly Law (the “2022 Anti-monopoly Law”), which will come into effect on August 1, 2022. The 2022 Antimonopoly Law further clarifies application of the anti-monopoly-related system in the platform economy and provides that operators shall not use data and algorithms, technology, capital advantages, and platform rules to engage in monopolistic conduct to exclude or restrict competition.

Regulations Relating to Advertising Business

The SAMR is the primary governmental authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the PRC, promulgated by the Standing Committee of the National People’s Congress as most recently amended on October 26, 2018 and effective as of the same date;
•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987.
•	Regulations on Internet Information Search Services, promulgated by the Cyberspace Administration of China on June 25, 2016 and effective on August 1, 2016; and
•

Interim Measures for Administration of Internet Advertising, promulgated by the former State of Administration of Industry and Commerce, or the former SAIC on July 4, 2016 and effective on September 1, 2016.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAMR or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for the registration for advertisement publication, provided that such enterprise is not a radio station, television station, newspaper and periodical publishers.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the former SAIC and the MOFCOM, on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have prior direct advertising operations as its main business outside China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. However, the Rules for Administration of Foreign Invested Advertising Enterprises has been abolished on June 29, 2015. Based on our discussion with the competent government authorities and the advice of JunHe LLP, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. See “Risk Factors—If our business model were found to be in violation of applicable laws and regulations, our business financial condition and results of operations would be materially and adversely affected.”

Regulations Relating to Pyramid Selling in the PRC

The Regulations on Prohibition of Pyramid Selling, that were promulgated by the State Council in August 2005 and became effective in November 2005, prohibit pyramid selling activities. According to the Regulations on Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. Any individual or entity engaging in organization of pyramid selling may be subject to confiscation of illegal gains and fines ranging from RMB0.5 million to RMB2.0 million (US$0.3 million), and even criminal liabilities if a crime is constituted. On March 23, 2016, the former SAIC (which has been merged into the SAMR) promulgated the Risk Warning for New Types of Pyramid Selling, which provides that if an activity satisfies the three features stated above at the same time, it will be identified as pyramid selling, regardless of whether any illegal benefit is obtained.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress, or the NPC, has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1998 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 and implemented in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

In November 2016, the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security, and the General Office of the State

Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self- examination and self-correction.

On June 10, 2021, the SCNPC promulgated The Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which further clarifies specific rules for personal information protection. As the implementation of the Personal Information Protection Law, a relatively complete cyberspace security governance system and a data and personal information protection system will be built, the level of protection of personal information (especially personal privacy) in society as a whole is expected to be greatly improved.

Regulations Relating to Product Quality and Consumer Protection

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the MOFCOM in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, as amended in October 2013 and implemented in March 2014 sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to the Consumer Protection Law, business operators must guarantee that the sold commodities satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities, failure of which may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers.

Furthermore, the Consumer Protection Law and the Online Trading Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with such regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the competent authorities. In addition, online platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if rights and interests of any consumer are infringed upon in connection with consumers’ purchase of goods or acceptance of services on such online platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers of relevant goods or services if they are aware or should be aware that such sellers or manufacturers are using the online platform to infringe the rights and interests of any consumers and fail to take measures necessary to prevent or stop such activities.

The PRC Civil Code, which was enacted by the NPC in May 2020 and took effect in January 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the relevant online user for the extended damages. We are subject to such requirements and liabilities as we are operating website and mobile applications and providing online platforms to our consumers for consumption and communications.

Regulations Relating to Intellectual Property in the PRC

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are granted a valid term of ten years, which could be renewed each time for another ten years commencing from the day after the expiry date of the last period of validity if the required renewal formalities have been completed. Pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Domain Name

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. CNNIC adopts a “first-to-file” principle with respect to the registration of domain names. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Copyright

The PRC Copyright Law, or the Copyright Law, which took effect on June 1, 1991 and was recently amended in 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Patent

According to the PRC Patent Law (revised in 2020), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and fifteen years in the case of designs.

Regulations Relating to Labor Protection in the PRC

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions of the State Council on the Establishment of a Unified Program for Old-Aged Pension Insurance issued on July 16, 1997, the Decisions of the State Council on the Establishment of the Medical Insurance Program for Urban Workers promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax were promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, collectively with the VAT Regulations, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value- added Tax, or the Order 691. On April 4, 2018, the MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. On March 31, 2019, the MOF, SAT and General Administration of Customs jointly issued the Announcement on Relevant Polices for Deepening Value-added Tax Reform, or Announcement No. 39. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets and real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to Announcement No. 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant income or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Bulletin 7. The SAT Bulletin 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Bulletin 37, which came into effect on December 1, 2017. According to SAT Bulletin 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations Relating to Foreign Investment

Foreign Investment Law

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino- foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), or the 2021 Negative List, as promulgated on December 27, 2021 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), as promulgated by the NDRC and the MOFCOM on June 30, 2019 and taking effect on July 30, 2019. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas.

SAFE Circular 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision- making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV to reflect any material change. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations Relating to M&A Rule and Overseas Listing in the PRC

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the FIE Record-filing Interim Measures, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR, or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Regulation on Foreign Debts

A loan made by a foreign entity to a PRC entity is considered to be a foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, foreign debts must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract before the principal of debts can be remitted into the onshore foreign debt bank account. Pursuant to these rules and regulations, measured with the traditional approach before PBOC Circular 9 (as defined hereunder), the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, or the short-term foreign debt balance, and (ii) the accumulated amount of foreign debts with a term longer than one year, or the medium and long-term foreign debt amount, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance; in particular, for the foreign debt scale of foreign-funded investment companies, if the registered capital is not less than US$30 million but less than US$100 million, the sum of the short-term foreign debt balance and the medium and long-term foreign debt amount shall not exceed 4 times of the paid-in capital; if the registered capital is not less than US$100 million, the sum of the short-term foreign debt balance and the medium and long-term foreign debt amount shall not exceed 6 times of the paid-in capital.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn) shall not exceed 200% of its net assets. In March 2020, the PBOC and SAFE issued the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing, further increasing outstanding cross-border financing for enterprises to 250% of its net assets, or Net Asset Limit. FIEs can choose to calculate their maximum amount of foreign debts based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Asset Limits. In addition, a foreign debt with a term of or longer than one year must be filed with the NDRC before the debt issuance, and the issuer shall submit the foreign debt information to the NDRC within 10 business days from completion of each debt issuance according to the Circular on Promoting the Reform of Filing and Registration Administrative Regime for the Foreign Debt Issuance by the NDRC.

Regulations on Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, the Foreign Invested Enterprise Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless laws regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

The below sets forth a summary of regulations relevant to our business and operations in Hong Kong.

Regulations Relating to Hong Kong Import and Export Regime

There is generally no customs tariff on goods imported into Hong Kong. Although not specifically relating to imported goods, the Hong Kong government collects an excise duty under the Dutiable Commodities Ordinance (Cap. 109 of the Laws of Hong Kong) on four types of goods, namely, tobacco, hydrocarbon oil, alcoholic beverages, and methyl alcohol, irrespective of whether they are imported or locally manufactured.

In addition, Hong Kong is a free port with generally no restrictions on the right to import and export goods. Pursuant to Cap. 60E of the Laws of Hong Kong (the Import and Export (Registration) Regulations), any persons who import or export any goods (other than exempted articles) are required to lodge accurate and complete import/export declarations to Hong Kong Customs within 14 days after the import/export of goods.

Certain goods, however, are subject to import and export control, including strategic commodities, prohibited articles, reserved commodity and others. The list of strategic commodities is extensive, and include items such as firearms, ammunition, articles relating to nuclear, chemical or biological weapons, and a wide range of technological goods, software and electronic systems. The prohibited articles include items such as pesticides, certain pharmaceutical products and medicines, Chinese herbal medicines and proprietary Chinese medicines, rough diamonds, frozen and chilled meat and poultry, certain hazardous chemicals, and powdered formula. Reserved commodity includes rice, with or without husk, and milled or unmilled. In addition, there are other goods that are subject to import and export control in Hong Kong under various ordinances and regulations.

The shipment of goods subject to HK Import and Export Control Laws generally requires a license issued by the relevant governmental authority in the absence of applicable exemptions. We import certain products through certain of our subsidiaries in Hong Kong solely for the purpose of exporting such products to mainland China. Under the import and export regime and regulations of Hong Kong, we may be required to obtain certain licenses, approvals, permits, registrations and/or filings for the import and export of certain types of our products through Hong Kong.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIE as of the date of this annual report.

Onion Global Limited (Cayman)
100%
One Flew Over the Ocean Limited (BVI)
100%
The Pearl of the East United Development Company Limited (HK)
100%
ONION UNIVERSE PTE LTD. (SG)
100%
HongKong Reach For the Universe Limited (HK)
100%
Transasia Finance Limited (HK)
100%
ONION INFINITY PTE LTD. (SG)
100%
StarVC Holdings Limited (HK)
Six Subsidiaries
100%
HongKong Ocean Infinity Limited (HK)
100%
Oriental Skin Research Co., Limited (HK)
100%
PEACHES INTERNATIONAL UNIVERSAL LIMITED (HK)
100%
HongKong Marine Infinty Limited (HK)
100%
Transasia Joint Trading Limited (HK)
100%
Hongkong Transasia United International Co.,Ltd. (HK)
100%
HONGKONG EQuick Limited (HK)
100%
HK Unique Magic International Limited (HK)
100%
Hong Kong Fancy Rhapsody Limited (HK)
100%
HongKong Health life Limited (HK)
100%
MACAU SOUTH OCEAN PHARMACEUTICAL CO., LIMITED (MC)
Outside PRC
Inside PRC
100%
Guangzhou Transasia Trading Co.,Ltd.
100%
Shanghai Ocean Industry Branding Co.,Ltd. (Free Trade Zone)
100%
Guangzhou Universal Internet Co., Ltd.
Three Subsidiaries
100%
Guangzhou Transasia Internet Co.,Ltd.
Two Subsidiaries
100%
Guangzhou Ocean Unbounded Internet Co.,Ltd.
100%
Guangzhou Ocean Infinity Technology Co.,Ltd.
75%
Guangzhou Pioneer Une Investment Co.,Ltd.
60%
Guangzhou Bauhinia Technology Co.,Ltd.
100%
Hainan Heart of the Ocean Technology Co.,Ltd.
100%
Hainan Daisy Blue Technology Co.,Ltd.
100%
Guangzhou Olife Technology Co.,Ltd.
100%
Chengdu Fans Technology Co.,Ltd.
55%
Sunwah Ocean Mutuality Co., Ltd.
100%
ShangHai Ocean Infinity Technology Co.,Ltd.
Guangzhou Onion Vogue Group Co.,Ltd. (VIE) 1
Nine Subsidiaries 2
Shareholding ownership
Contractual arrangement

Note:	(1)

Shareholders of Guangzhou Onion Vogue Group Co., Limited are: Purple Gas Was Shawn Limited Partnership, Hangzhou Xianfeng Qiyun Investment Limited Partnership, Guangzhou Yilian Equity Investment Partnership (Limited Partnership), Shenzhen Futian SAIF Dynamiques Equity Investment Fund Partnership (Limited Partnership), Xiamen SAIF Equity Investment Partnership (Limited Partnership), Beijing Liangjun Junze Management Center (Limited Partnership), Beijing Liangjun Huize Management Center (Limited Partnership), Beijing Liangjun Ruize Management Center (Limited Partnership), Goldjet Logistics Group Co., Ltd. and Beijing Liangjun Hongze Management Center (Limited Partnership), most of whom are also shareholders of Onion Global Limited

(2)

Nine subsidiaries of Guangzhou Onion are: Guangzhou Onion Fans Technology Co., Ltd., Doubletree (Tibet) Trading Co., Ltd., Guangzhou Lifestyle Co., Ltd., Guangzhou Peacheese Information Technology Co., Ltd., Guangzhou Ocean Unbounded Technology Co., Ltd., Guangzhou Young Internet Co., Ltd., Zhuhai Young Supply Chain Technology Co., Ltd., Guangzhou EQuick Technology Co., Ltd., and VOYAGE OF THE DAWN TRADING LIMITED (a Hong Kong company).

Contractual Arrangements with Our VIE and Our VIE’s Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and related businesses. We are a company registered in the Cayman Islands, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with PRC laws and regulations, we use Guangzhou Onion, our VIE in the PRC, to provide internet information services. Through a series of contractual arrangements, we exercise effective control over, and are considered the primary beneficiary of, our VIE and consolidate its operating results in our financial statements under the U.S. GAAP.

In the opinion of JunHe LLP, our PRC legal advisor, (i) the ownership structure of WFOE, our VIE and subsidiaries of the VIE are not in violation with applicable PRC laws and regulations currently in effect and (ii) each of the contractual arrangements described below are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information-3.D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among WFOE, our VIE and its shareholders. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

Exclusive Business Cooperation Agreement

Guangzhou Onion entered into an exclusive business cooperation agreement on September 19, 2018, as amended and restated on September 26, 2020 with WFOE (the “Exclusive Business Cooperation Agreement”). Pursuant to the Exclusive Business Cooperation Agreement, WFOE has the exclusive right to provide technical support, business support and consulting services related to Guangzhou Onion and its subsidiaries. In exchange for these services, Guangzhou Onion and its subsidiaries pay service fees to WFOE in an amount equal to 100% of the consolidated net profit and other service fees based on the nature of the services rendered to Guangzhou Onion. The service fees can be adjusted at the sole discretion of WFOE. Without the prior written consent of WFOE, Guangzhou Onion and its subsidiaries may not procure services from any third party or enter into similar service arrangements with any other third party, while WFOE has the right to designate any party to provide such services. The agreement will remain in effect for ten years and will be automatically renewed for another ten years unless WFOE unilaterally terminates the agreement by giving written notification, or until all the equity interests in or assets of Guangzhou Onion have been acquired by WFOE, whereas under no circumstances may Guangzhou Onion terminate this agreement.

Exclusive Call Option Agreement

Each of the shareholders of Guangzhou Onion entered into an exclusive call option agreement with WFOE and Guangzhou Onion on September 19, 2018, as amended and restated on September 26, 2020 (the “Exclusive Call Option Agreement”). Under the Exclusive Call Option Agreement, each of shareholders of Guangzhou Onion irrevocably and unconditionally granted WFOE, or its designee(s) an option to purchase all or a portion of its respective equity interest in Guangzhou Onion at the minimum price permitted by applicable PRC laws. In addition, Guangzhou Onion irrevocably and unconditionally granted WFOE, or its designee(s) an option to purchase all or a portion of its assets at the minimum price permitted by applicable PRC laws. Any proceeds received by the shareholders from the exercise of the right shall be remitted to the WFOE or its designee(s). Each of the shareholders of Guangzhou Onion agreed that without WFOE’s written consent, among others, it shall not transfer, mortgage or create any security interest on any of its equity interest in Guangzhou Onion. Additionally, each of the shareholders of Guangzhou Onion further agreed that without WFOE’s written consent, among other things, it shall not transfer or dispose any of its equity interest in its subsidiaries. The shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the shareholders are required to transfer all received distribution to the WFOE or its designee(s). The Exclusive Call Option Agreement shall remain binding and effective until the termination of the Equity Interest Pledge Agreement either upon the request of WFOE or when all of the equity interest in or assets of Guangzhou Onion’s have been transferred to WFOE under the Exclusive Call Option Agreement.

Voting Rights Proxy Agreement

Each of the shareholders of Guangzhou Onion has signed a voting rights proxy agreement with WFOE and Guangzhou Onion on September 19, 2018, as amended and restated on September 26, 2020 (the “Voting Rights Proxy Agreement”). Under the Voting Rights Proxy Agreement, Guangzhou Onion and its shareholders agreed to irrevocably entrust WFOE to represent his, her or its to exercise all the voting rights to which it is entitled to as a shareholder of Guangzhou Onion, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, exercising all the rights as shareholders in such meeting (including but not limited to voting rights, nomination rights and appointment rights), and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole, and exercising all other rights as shareholders. WFOE has the right to reassign or transfer rights related to Guangzhou Onion’s equity interest to any other person or entity at any time upon written notice without consent from our VIE’s shareholders. The Voting Rights Proxy Agreement shall remain effective until the termination of this agreement either at WFOE’s sole discretion or when all of the equity interest or all of the assets of Guangzhou Onion have been transferred to WFOE.

Equity Interest Pledge Agreement

Guangzhou Onion and each of its shareholders entered into an equity interest pledge agreement with WFOE, dated September 19, 2018, as amended and restated on September 26, 2020 (the “Equity Interest Pledge Agreement”). Under the Equity Interest Pledge Agreement, each shareholder of Guangzhou Onion has irrevocably and unconditionally pledged its equity interest in Guangzhou Onion to WFOE to secure their obligations under the Exclusive Business Cooperation Service Agreement, the Exclusive Call Option Agreement and the Voting Rights Proxy Agreement. The WFOE or its designee(s) will have the right to receive all of Guangzhou Onion’s dividends and profits distributed on the pledged equity. If Guangzhou Onion or any of its shareholders breaches its contractual obligations, the WFOE is entitled to certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of Guangzhou Onion in accordance with PRC law. Each shareholder of Guangzhou Onion further agreed to not transfer or pledge their respective equity interest in Guangzhou Onion without the prior written consent of WFOE. The Equity Interest Pledge Agreement will remain binding until the pledgors discharged all of their obligations under the Exclusive Business Cooperation Service Agreement, the Exclusive Call Option Agreement and the Voting Rights Proxy Agreement. The Equity Interest Pledge Agreement may also be terminated either at WFOE’s sole discretion or when all of the equity interest in or assets of Guangzhou Onion have been transferred to WFOE under the Exclusive Call Option Agreement.

Financial Support Letter

We executed a financial support letter dated September 19, 2018, addressed to Guangzhou Liangkeshu Network Technology Co., Ltd., the predecessor of Guangzhou Onion (the “Financial Support Letter”). Pursuant to the Financial Support Letter, we undertake to provide unlimited financial support to Guangzhou Onion, including provision of cash, entrusted loans and borrowings, to the extent permissible under the applicable PRC laws and regulations. We will not request repayment of the loans or borrowings if Guangzhou Onion or their shareholders do not have sufficient funds or are unable to repay. The Financial Support Letter may be terminated until the earlier of (1) the date on which all of the equity interests of Guangzhou Onion have been acquired directly or indirectly by us or our designated representative (individual or legal person); or (2) the date of unilateral termination by us, at our sole and absolution discretion, or (3) by giving thirty (30) days prior written notice to Guangzhou Onion of our intention to terminate this letter.

We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering and proceeds from the issuance of equity or debt securities in the future.

4.D.	Property, Plant and Equipment

Our current principal executive offices are located in Tianhe District, Guangzhou City, China. We lease all of the facilities that we currently occupy from third parties. As of December 31, 2021, we lease offices in Tianhe District, Nansha District and Huangpu District in Guangzhou with an aggregate of over 7,100 square meters, and 11 offices in other cities in China, with an aggregate of over 3,100 square meters. The lease of our largest office, Tianhe Office will expire on December 31, 2023. We also have seven offices and branches in foreign countries or regions, including Japan, South Korea, Thailand, Malaysia, and Hong Kong, with an aggregate of over 1,400 square meters. These facilities accommodate our management headquarters, inventory storage, as well as most of our sales and marketing, research and development, product and service operations, and general and administrative activities. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report.

The following includes discussion of certain of our key performance metrics for the periods indicated. See Introduction in this annual report for the definition of these metrics and a description of how they are calculated.

5.A.	Operating Results

Key Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to further develop our brand portfolio and promote private label products

We will continue to further develop our brand and product offerings and optimize our product mix catering to customers’ demands and drive customer spending and profitability. As of December 31, 2021, we offered more than 468.5 thousand SKUs covering 4,426 brands. We review and continually monitor the performance of each of the third-party brands and private label brands and carefully manage the mix of brands and products we offer, based on a number of metrics such as customer preferences, revenue contributions and gross margin performances. Considering the customers’ perception of the quality of our brand would enable us to improve efficiency in expand market share and retain customers to derive greater benefits, we strive to maintain business development at a higher level for a longer time to come. Therefore, we redirect our focus on brand portfolio from third-party high-traffic brands to private label brands and self-managed brands, ceased operation with certain under-performing third-party brands to locate target customer with unique classification and make our brand portfolio differential with other competitors. To achieve our goal, we refined our supplies of product, particularly those 115 brand partners, via standardizing the products quality through decomposition of consumer hierarchies, providing them with more comprehensive insights into customer preferences and consumption innovative, and ensuring the quality and efficiency of fulfillment services.

Through further developing our brand portfolio, we will continue to support the growth of third-party brands with attractive margin profiles and large customer base, providing them with access to our growing bases of users and KOCs and reliable and efficient fulfillment infrastructure. Nevertheless, our market did not grow as we expected in 2021 due to unfavorable changes in China’s overall economy, which negatively affect our customers’ consumption power and adversely affect our results of operations.The GMV generated by sales of products of third-party brands sourced from authorized distributors and resellers of third-party brands on O’Mall increased from RMB2,539.8 million in 2019 to RMB2,649.2 million in 2020, and decreased to RMB1,384.0 million in 2021. The GMV generated by sales of products from our brand partner on O’Mall increased rapidly from RMB966.8 million in 2019 to RMB1,309.9 million in 2020, and decreased to RMB1,093.0 million in 2021 due to the foregoing reasons.

In addition to third-party brands, we will further promote private label brands and products portfolio, from which we can realize higher gross margin compared to third-party brands. We have launched a number of private labels and will continue to accumulate data insights on customer behavior and tailor our private label product offerings accordingly. The GMV generated by sales of our private label products on O’Mall reached RMB118.5 million in 2021 despite only having launched our private label business in 2018, representing 132.7% increase from 2020. Through working closely with our manufacturing partners, we expect to further improve the profitability of our private label products while achieving sales at scale.

Our ability to drive the growth and engagement of our customers and active KOCs

Attracting, engaging and retaining customers and active KOCs have been one of our key focuses since our inception. We measure our effectiveness in attracting, engaging and retaining customers and active KOCs through several key performance indicators, including the number of active buyers and active KOCs on our platform and the number of orders we fulfill.

Our ability to attract and retain customers and KOCs and increase their levels of engagement depends on our ability to continue to offer carefully curated products at attractive prices, provide superior shopping and social experience, and promote and enhance our community value as a whole.

We significantly depend on our active KOCs’ ability to promote and distribute products to potential customers. We have been able to build a large base of KOCs through, among other means, word-of-mouth referrals via our active KOCs’ social networks. The total number of our active KOCs grew from approximately 385.2 thousand as of the end of 2019 to 516.3 thousand as of the end of 2020, and decreased to 452.4 thousand as of the end of 2021. To grow our KOCs community and keep them engaged, we offer them a broad coverage of product categories with the goal of catering to the various daily needs of our customers and their households, and provide our KOCs with effective sales and marketing support to drive their sales efficiency and results.

Our ability to efficiently execute our sales and marketing strategies to promote brands and products

The growth of our business partly depends on, among others, our ability to expand and broaden marketing and distribution channels. We have developed a unique and comprehensive suite of marketing and distribution solutions to facilitate brands’ engagement with a wider audience in today’s digit and global shopping environment. As part of our organic growth strategy, we will strengthen our marketing capabilities and continue to expand our distribution channels efficiently. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as our business scale grows and as we seek to promote our brand partners and private labels and increase the brand awareness of our customers. Our selling and marketing expenses were RMB127.2 million in 2019, RMB243.8 million in 2020 and RMB236.5 million (US$37.1 million) in 2021. The selling and marketing expenses as a percentage of total revenues was 4.5%, 6.4% and 9.2% in 2019, 2020 and 2021, respectively. In anticipation of economic activity disruption caused by COVID-19, we specially increased our investment in marketing and promotion in such unfavorable market condition in order to solidify and increase our market share. Our ability to maintain and expand marketing and distribution channels and to conduct sales and marketing efficiently is critical to our continuing success.

Our ability to fulfill orders cost-effectively

Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third- party vendors. We have historically primarily relied on third-party logistics service providers to connect our warehouses and provide last-mile delivery and third-party online payment platforms to provide various payment options. Our fulfillment expenses decreased from RMB212.2 million in 2019 to RMB201.6 million in 2020, and further to RMB158.7 million (US$24.9 million) in 2021. The fulfillment expenses as a percentage of total revenues were 7.4% in 2019, 5.3% in 2020 and 6.2% in 2021. The improved cost efficiency shown in the decrease of such percentages was in line with the decrease in product revenues and was partially offset by higher charge rate for packaging and sorting along with our optimization for logistic services and supply chain.

We plan to expand the fulfillment infrastructure over the next several years to accommodate our future expansion plans and enhance customer experience. As our customer base grows and business evolves, we may invest more resources in building, upgrading and operating fulfillment facilities and hiring our own personnel to better meet the demands of our anticipated growth, and we plan to make such investments in a cost-effective manner.

Our ability to effectively invest in technology

We have invested, and will continue to invest, in research and development and technology. As our business grows, and as we continue to expand and enhance our platform, we will invest in personnel with expertise in data analytics and AI technologies, and other research and development personnel. In addition, we have dedicated and will continue to dedicate significant resources to research and development efforts, focusing on developing innovative applications and solutions aimed at providing more convenience to users, further enhancing our supply chain management capabilities and increasing our operational efficiency. Moreover, we will also continue to invest resources in the expansion and enhancement of our technology infrastructure to support the growth of our business. We expect that our research and development expenses will increase significantly in the near future.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Product revenues	2,609,922	91.6%	3,572,192	93.7%	2,429,535	381,247	95.0%
Services revenues	240,802	8.4%	238,468	6.3%	127,321	19,979	5.0%
Total revenues	2,850,724	100.0%	3,810,660	100.0%	2,556,856	401,226	100.0%

Product revenues. We generate a vast majority of our revenues from sale of products through our e-commerce platforms, including from (i) products sourced from third-party product suppliers (including both (1) authorized resellers and distributors of third-party brands and (2) third-party brand partners from whom we directly procure products), and to a lesser extent, (ii) products of our own private labels. Revenues generated from sales of products via our e-commerce platforms are recorded as revenues from sale of merchandise, net of sales taxes and other similar taxes and cash discount offers, when accepted by the customers. We also periodically provide incentives and coupons to our customers to encourage purchases. As the customers are required to make future purchases to redeem coupons, the coupons are recognized net of revenues when the future transactions take place. In addition, we launched a customer loyalty program in January 2019, under which we issue loyalty points to customers when they purchase products from us. Loyalty points are not redeemable for cash but can be offset against payments when customers make their future purchases or exchange for a 12-month trial of a KOC account. We consider loyalty points as a separate performance obligation and allocate the transaction price proportionally between the products sold and the loyalty points granted on a relative standalone selling price basis in consideration of the likelihood of future redemption and the equivalent value per loyalty points when it is redeemed. We expect revenues generated from sale of merchandise will continue to account for a substantial majority of our total revenues in the near future.

Services revenues. We also generate a small portion of our revenues from our provision of (i) subscription services and (ii) marketplace services. We earn subscription service revenues from our KOCs, who paid a non-refundable upfront subscription fee in exchange for the registration of their KOC accounts with our platform. We initially recorded subscription fees as deferred revenues which are recognized as revenues over the period of the estimated active KOC subscription period, which we estimate to be no more than two years. In addition, before July 2019, we also provided marketplace services where we acted as an agent to certain product suppliers to facilitate the sales or display of their products on our platform. We receive service fees from such product suppliers based on an agreed-upon rate of net sales (net of sales return) of their products upon delivery to and acceptance by the product buyers.

Operating Cost and Expenses

The following table sets forth a breakdown of our total operating cost and expenses, in absolute amounts and as a percentage of total operating expenses, for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenues	(2,308,004)	84.9	(3,032,110)	85.0	(2,035,275)	(319,379)	69.3
Fulfillment expenses	(212,183)	7.8	(201,635)	5.7	(158,693)	(24,902)	5.4
Technology and content expenses	(19,889)	0.7	(24,316)	0.7	(39,413)	(6,186)	1.3
Selling and marketing expenses	(127,160)	4.7	(243,784)	6.8	(236,528)	(37,116)	8.1
General and administrative expenses	(50,597)	1.9	(63,151)	1.8	(466,961)	(73,276)	15.9
Total operating cost and expenses	(2,717,833)	100.0	(3,564,996)	100.0	(2,936,870)	(460,859)	100.0

Cost of Revenues

Cost of revenues mainly consists of cost associated with procuring products, KOC incentives, and others such as inventory provisions. Cost associated with procuring products for sales on our platform constituted substantially all of our cost of revenues during the indicated periods. KOC incentives are commissions paid by us to active KOCs based on a completed sales transaction referred by such active KOCs. Below is a breakdown of our cost of revenues by nature, in absolute amounts and as percentage of total cost of revenues.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Cost associated with procuring products	(1,758,380)	76.2	(2,431,228)	80.2	(1,647,817)	(258,578)	81.0
KOC incentives	(543,498)	23.5	(596,102)	19.6	(377,734)	(59,275)	18.6
Others	(6,126)	0.3	(4,780)	0.2	(9,724)	(1,526)	0.4
Total	(2,308,004)	100.0	(3,032,110)	100.0	(2,035,275)	(319,379)	100.0

Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the consolidated statements of comprehensive (loss)/income. The cost of revenues does not include outbound shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses, therefore our cost of revenues may not be comparable to other companies which include such costs and expenses in their cost of revenues.

Fulfillment expenses. Fulfillment expenses mainly consist of (i) expenses incurred in operating our warehouses, including rental and personnel costs, (ii) expenses charged by external logistic service providers for dispatching and delivering our products, and (iii) payment processing and related transaction costs charged by third-party payment platforms.

Technology and content expenses. Technology and content expenses mainly consist of payroll and related expenses for our employees involved in research and development, designing, developing and maintaining our editorial content and social e-commerce platforms and developing and improving our data technologies. Technology and content expenses also include equipment and software depreciation, bandwidth costs and other expenses which are necessary to support our business. To date, expenditures incurred between when the application has reached the development stage and when it is substantially complete and ready for its intended use have been insignificant and as a result, we did not capitalize any qualifying software development costs. We expense technology and content expenditures as they were incurred.

Selling and marketing expenses. Selling and marketing expenses primarily consist of staff cost, promotion and marketing expenses, and others. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as our business scale grows and as we seek to promote our brand partners and private labels to increase their brand awareness.

General and administrative expenses. General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses, as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and operating lease costs. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to tax on income or capital gains arising from the Cayman Islands. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries in Hong Kong are subject to the Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong. Under the Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our subsidiaries incorporated in China and our VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate from 6% to 16% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC laws. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation revised the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for shares and per share data)
Summary Consolidated Statement of Comprehensive (Loss)/Income Data:
Revenues:
Total revenues	2,850,724	3,810,660	2,556,856	401,226
Operating cost and expenses:
Cost of revenues	(2,308,004)	(3,032,110)	(2,035,275)	(319,379)
Fulfillment expenses	(212,183)	(201,635)	(158,693)	(24,902)
Technology and content expenses	(19,889)	(24,316)	(39,413)	(6,186)
Selling and marketing expenses	(127,160)	(243,784)	(236,528)	(37,116)
General and administrative expenses (1)	(50,597)	(63,151)	(466,961)	(73,276)
Total operating cost and expenses	(2,717,833)	(3,564,996)	(2,936,870)	(460,859)
Other operating income	13,105	10,238	2,694	422
Income/(loss) from operations	145,996	225,902	(377,320)	(59,211)
Other (expenses)/income:
Interest income	1,529	6,758	4,169	654
Interest expense	(87)	(755)	(2,111)	(331)
Foreign exchange loss	(21,240)	(20,168)	13,721	2,153
Other (expenses)/income, net	(4,369)	14,992	772	121
Total other (expenses)/income	(24,167)	827	16,551	2,597
Income/(loss) before income taxes and share of losses from equity method investments	121,829	256,729	(360,769)	(56,614)
Income tax (expenses)/credit	(15,067)	(29,848)	7,033	1,105
Income/(loss) before share of losses from equity method investments	106,762	226,881	(353,736)	(55,509)
Share of losses from equity method investments	(3,928)	(18,879)	854	134
Net income/(loss)	102,834	208,002	(352,882)	(55,375)
Less: net loss attributable to non-controlling interests	(361)	(1,657)	3,335	523
Net income/(loss) attributable to Onion Global Limited	103,195	209,659	(356,217)	(55,898)
Accretion to redemption value of redeemable preferred shares	—	—	—	—
Deemed dividend—extinguishment of redeemable preferred shares	—	—	—	—
Net income/(loss) attributable to ordinary shareholders	103,195	209,659	(356,217)	(55,898)
Earnings/(loss) per share:
Ordinary shares - basic and diluted	13	26	—	—
Class A ordinary shares - basic and diluted	—	—	(38)	(6)
Class B ordinary shares - basic and diluted	—	—	(38)	(6)
Summary Consolidated Statement of Comprehensive (Loss)/Income Data:
Weighted average shares outstanding used in (loss)/earnings per share computation:
Ordinary shares - basic and diluted	7,993,846	7,993,846	—	—
Class A ordinary shares - basic and diluted	—	—	4,569,509	4,569,509
Class B ordinary shares - basic and diluted	—	—	4,840,000	4,840,000
Other comprehensive (loss)/income
Foreign currency translation adjustment net of tax of nil	(70)	737	(4,221)	(662)
Total other comprehensive (loss)/income, net of tax	(70)	737	(4,221)	(662)
Comprehensive income/(loss)	102,764	208,739	(357,103)	(56,037)
Less: Comprehensive loss/(income) attributable to non-controlling interests	(308)	(1,536)	3,384	531
Comprehensive income/(loss) attributable to Onion Global Limited	103,072	210,275	(360,487)	(56,568)

Note:

(1)Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for percentages,
	shares and per share data)
Share-based compensation expenses:
Technology and content expenses	—	—	3,333	523
Selling and marketing expenses	—	—	13,561	2,128
General and administrative expenses	—	—	333,213	52,288
Total	—	—	350,107	54,939

We have recorded a significant amount of cumulative share-based compensation expenses for those awards for which the vesting conditions have been satisfied as of December 31, 2021. Had all vesting conditions been satisfied as of December 31, 2021, we would have recognized share-based compensation expenses of RMB350.1 million (US$54.9 million) for those awards, related to the RSU awards granted to the participants under the 2019 RSU Scheme as of December 31, 2021 (excluding awards that were forfeited, cancelled or exercised after the relevant grant dates).

Year Ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our total revenues were RMB2,556.9 million (US$401.2 million) in 2021, representing a 32.9% decrease from RMB3,810.7 million in 2020. The revenue decrease primarily resulted from (i) our brand management adjustment redirecting our focus on third-party high-traffic brands to private label brands and (ii) unfavorable changes in China’s overall economy which negatively affected our customers’ consumption power.

Operating cost and expenses

Our total operating cost and expenses were RMB2,936.9 million (US$460.9 million) in 2021, representing a 17.6% decrease from RMB3,565.0 million in 2020. The decrease of our total operating cost and expenses was primarily due to changes in the following items.

Cost of revenues

Our cost of revenues was RMB2,035.3 million (US$319.4 million) in 2021, representing a 32.9% decrease from RMB3,032.1 million in 2020. The decrease was largely in line with the decrease of revenues generated during such periods.

Gross profit

As a result of the foregoing, our gross profit decreased from RMB778.6 million in 2020 to RMB521.6 million (US$81.9 million) in 2021, primarily resulting from unfavorable changes in China’s overall economy negatively affect our customers’ consumption power and adversely affect our results of operations. Our gross profit margin remained relatively stable in 2020 and 2021.

Fulfillment expenses

Our fulfillment expenses were RMB158.7 million (US$24.9 million) in 2021, compared to RMB201.6 million in the 2020. The decrease was in line with the decrease in product revenues and was partially offset by higher charge rate for packaging and sorting along with our optimization for logistic services and supply chain.

Technology and content expenses

Our technology and content expenses were RMB39.4 million (US$6.2 million) in 2021, compared to RMB24.3 million in 2020. The increase was primarily attributable to an increase in the number of our research and development personnel and their compensation levels since we are endeavors to prompt technology for consumer innovative.

Selling and marketing expenses

Our selling and marketing expenses were RMB236.5 million (US$37.1 million) in 2021, compared to RMB243.8 million in 2020. The decrease in sales and marketing expenses was primarily attributable to the decrease in promotional and marketing expenses, which is in line with the decrease in our product revenue, partially offsetting by the increase market development cost following our forward-looking strategic plan to seize the market highland of private label brand in the post-pandemic era via accelerating the channel building progress.

General and administrative expenses

Our general and administrative expenses were RMB467.0 million (US$73.3 million) in 2021, compared to RMB63.2 million in 2020. The increase in general and administrative expenses was mainly driven by the vesting of share-based compensation and incurrence of legal and professional fees in relation to our IPO in May 2021.

Other operating income

Our other operating income was RMB2.7 million (US$0.4 million) in the 2021, compared to RMB10.2 million in 2020. The decrease in other operating income was primarily attributable to a decrease in government subsidies received.

Other income, net

Our other income, net was RMB16.6 million (US$2.6 million) in 2021, compared to RMB0.8 million in 2020, primarily due to increase in foreign exchange gain resulting from the fluctuation in exchange rates.

Income tax credit/(expenses)

We recorded income tax credit of RMB7.0 million (US$1.1 million) in 2021, compared to income tax expenses of RMB29.8 million in 2020, primarily because of recognition of deferred tax assets in respect of the temporary tax losses arising from the Group’s subsidiaries for emerging business.

Net (loss)/income

As a result of the foregoing, we recorded a net loss of RMB352.9 million (US$55.4 million) in 2021, compared to a net income of RMB208.0 million in 2020.

Year Ended December 31, 2020 compared to year ended December 31, 2019

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operating—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” beginning on page 91 of our final prospectus filed with the Securities and Exchange Commission on May 10, 2021 (Securities Act File No. 333-255102) pursuant to Rule 424b(4) incorporated by reference into this annual report.

5.B.	Liquidity and Capital Resources

Liquidity and Capital Resources

We have financed our operations primarily through proceeds from profit generated from our business operations and private placements of our shares in the past.

We had cash and cash equivalents and restricted cash of RMB249.7 million and RMB299.1 million (US$46.9 million) as of December 31, 2020 and 2021. Our cash and cash equivalents increased in 2020 primarily due to an increase in our working capital to support substantially expanded sales volumes. Our cash and cash equivalents further increased in 2021 primarily due to the proceeds from our IPO in May 2021 and cash used to facilitate our ongoing business expansion plan. In addition to cash and cash equivalents, we also have short-term investments primarily consisting of highly liquid investments in certain wealth management products procured from reputable financial institutions in China with maturities of greater than three months but less than twelve months. Our prepayments and other current assets increased from RMB189.8 million as of December 31, 2020 to RMB379.0 million (US$59.5 million) as of December 31, 2021, primarily due to increase of prepaid expenses increased from RMB38.3 million as of December 31, 2020 to RMB316.2 million (US$49.6 million) as of December 31, 2021, mainly due to increased prepaid for goods. Our working capital turnover days were 28 and 89 days for the years ended December 31, 2020 and 2021. For purposes of this calculation, working capital turnover days for a given period are computed using our average working capital at the beginning and the end of the period divided by total revenues during the period and then multiplied by the number of days during the period; whereas working capital is defined as the difference between our total current assets and total current liabilities.

We believe that our current level of cash balances and cash flows will be sufficient for our anticipated cash needs for at least the next 12 months.

However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue debt or equity securities or obtain additional credit facilities or other sources of funding.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our VIE only through entrusted loans. See “Item 4. Information on the Company—4.B. Business Overview—Regulation— Regulations relating to Foreign Exchange,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from/(used in)operating activities	199,828	55,243	(582,877)	(91,465)
Net cash (used in)/generated from investing activities	(71,164)	(60,070)	52,124	8,179
Net cash generated from financing activities	2,236	23,395	584,319	91,692
Effect of exchange rate on cash, cash equivalents and restricted cash	(70)	520	(4,221)	(662)
Net increase in cash, cash equivalents and restricted cash	130,830	19,088	49,345	7,744
Cash, cash equivalents and restricted cash at the beginning of the period	99,802	230,632	249,720	39,186
Cash, cash equivalents and restricted cash at the end of the period	230,632	249,720	299,065	46,930

Operating activities

Net cash used in operating activities was RMB582.9 million (US$91.5 million) for the year ended December 31, 2021. The difference between our net losses of RMB352.9 million (US$55.4 million) and the net cash used in operating activities was primarily attributed to (i) an net increased in working capitals of RMB528.5 million in aggregate, including items of accounts receivables, inventories, prepayments and other current assets, accounts payable and accrued expenses and other liabilities, to facilitate our ongoing business expansion; and (ii) a decrease of RMB33.8 million in income tax payable, partially offset by RMB350.1 million of share-based compensation recognized after our initial public offering.

Net cash generated from operating activities was RMB55.2 million for the year ended December 31, 2020. The difference between our net income of RMB208.0 million and the net cash used in operating activities was primarily attributed to (i) an increased in RMB94.8 million of prepayments and other current assets mainly due to an increase in the prepayment for procurements of goods and custom security deposit to ensure steady supply of goods in view of our substantially expanded sales volumes and (ii) a decrease of RMB206.0 million in customer advances and deferred revenue mainly due to the transaction volume was relatively lower in the first half of each year due to seasonality of our business, partially offset by (i) a decrease of RMB24.1 million in inventories mainly due to improved efficiencies of our supply chain and (ii) an increase of RMB76.8 million of accounts payable mainly due to improved bargain power with our suppliers.

Net cash generated from operating activities was RMB199.8 million for the year ended December 31, 2019. The difference between our net income of RMB102.8 million and the net cash generated from operating activities was primarily attributed to (i) an increase of RMB46.9 million in accounts payable primarily due to the relaxation of our product suppliers’ credit policy, (ii) an increase of RMB151.9 million in customer advances and deferred revenue primarily due to an increase in upfront payments received for our subscription services, and (iii) an increase of RMB81.1 million in accrued expenses and other current liabilities primarily due to increases in KOC incentives and tax payables due to our sales growth, partially offset by an increase of RMB212.8 million in inventories primarily to support our substantially expanded sales volumes.

Investing activities

Net cash generated from investing activities was RMB52.1 million (US$8.2 million) for the year ended December 31, 2021, which was primarily attributable to proceeds from maturity of short-term investments of RMB660.7 million, partially offset by the purchase of short-term investments of RMB555.1 million and purchase of intangible assets of RMB45.8 million.

Net cash used in investing activities was RMB60.1 million for the year ended December 31, 2020, which was primarily attributable to purchase of short-term investments of RMB575.0 million, partially offset by the proceeds from maturity of short-term investments of RMB539.6 million.

Net cash used in investing activities was RMB71.2 million for the year ended December 31, 2019, which was primarily attributable to purchase of short-term investments of RMB194.6 million, partially offset by the proceeds from maturity or redemption of short-term investments of RMB127.0 million.

Financing activities

Net cash generated from financing activities was RMB584.3 million (US$91.7 million) for the year ended December 31, 2021, which was primarily attributable to (i) proceeds from our IPO and private placement, net of offering costs of RMB557.0 million (US$87.4 million), and (ii) net proceeds from short-term loans of RMB27.3 million.

Net cash generated from financing activities was RMB23.4 million for the year ended December 31, 2020, which was primarily attributable to proceeds from short-term loans of RMB113.1 million, partially offset by the repayment of short-term loans of RMB91.7 million.

Net cash generated from financing activities was RMB2.2 million for the year ended December 31, 2019, which was primarily attributable to the receipt of proceeds from short-term loans of RMB2.9 million.

Capital Expenditures

Our capital expenditures, representing purchases of property, equipment and intangible assets, were RMB3.0 million, RMB11.7 million and RMB59.9 million (US$9.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively. We do not have any outstanding commitments for capital expenditures as of December 31, 2021. We intend to fund our future capital expenditures with cash generated and to be generated from our operations and proceeds from our initial public offering.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021. Other than these, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

	Payments Due by
				2025 and
	2022	2023	2024	thereafter	Total

	(RMB in thousands)
Operating lease commitments (1)	34,949	24,394	4,600	2,226	66,169
Short-term bank loans	52,793	—	—	—	52,793
Long-term loan (2)	269	357	357	89	1,072
Total contractual obligations	88,011	24,751	4,957	2,315	120,034

(1)	Represents future minimum payments under non-cancelable operating leases with initial terms in excess of one year related to offices and warehouses.
(2)

In February 2020, we entered into a long-term loan agreement with Korea SMEs and Startups Agency, pursuant to which we are entitled to borrow KRW200,000 (equivalent to RMB1.2 million). As of December 31, 2021, RMB1.1 million (US$0.2 million) was drawn down.

5.C.	Research and Development, Patents and Licenses, etc.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2021, we owned 69 computer software copyrights in China relating to various aspects of our operations, maintained 428 trademark registrations in China and 73 trademark registrations outside China, and owned one patent registration in China. As of December 31, 2021, we had 32 trademark applications in China and 22 trademark applications outside China. As of December 31, 2021, we had one patent application pending in China.

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

Our revenues are primarily derived from product sales through our e-commerce platforms and the provision of subscription and marketplace services.

On January 1, 2018, we elected to early adopt ASC 606, Revenue from contracts with Customers (“ASC 606”) using the full retrospective method. We apply the five-step model outlined in ASC 606. We account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

We evaluate if we are a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. We act as the principal and record revenue on a gross basis if we obtain control over the specified goods and services before they are transferred to the customers and would also generally be subject to inventory risk and have latitude in establishing prices. When we act as an agent, we record revenue on a net basis and we also generally do not bear any inventory risk nor have the ability to establish price.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Product sales

We primarily recognize revenue from the sale of beauty products, maternal and baby products, food and beverages, fast fashion goods, wellness and other consumer products through our social e-commerce platforms.

Customers are required to pay for the products in advance and amounts received are recorded as “Customer advances and deferred revenue” on the consolidated balance sheets. In arrangements with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative standalone selling price. Standalone selling prices are generally determined based on the prices charged to customers or using expected cost plus a margin. Product revenues are recognized at a point in time when the products are accepted by the customers, which occurs when customers confirm acceptance of the products or when it is deemed to occur 21 days after delivery of the products, as stipulated in our sales policies published on our social e-commerce platforms.

We offer an unconditional right of return for a period of seven days upon the customer’s receipt of the products. Estimated merchandise returns are estimated using the expected value method based on historical return patterns. We recognize revenues net of estimated merchandise returns and record a refund liability included in “Accrued expenses and other liabilities” in the consolidated balance sheets. As of December 31, 2019, 2020 and 2021, estimated merchandise returns were not significant.

In 2019, we launched a customer loyalty program which grant loyalty points to customers when they purchase products from our social e-commerce platforms. Loyalty points are redeemable for cash discounts that can be offset against the selling price of future purchases made by customers or redeemed for a 12-month trial of a KOC subscription. We consider loyalty points as a separate performance obligation and allocates the total transaction price proportionally between the products sold and the loyalty points granted based on their relative standalone selling prices. We also provide discounts and coupons to our customers without concurrent purchases and recognizes them as a reduction of product revenues when they are utilized by customers in a sales transaction.

Revenue is recorded net of value-added taxes (“VAT”), custom duties and consumption taxes collected on behalf of the government. Revenues also include delivery fees charged to customers who do not meet the minimum order requirements for free shipping. We utilize external logistic service providers to deliver products to our customers and record the shipping and handling costs as “Fulfillment expenses” in the consolidated statements of comprehensive (loss)/income.

Services rendered

We earn subscription service revenue from providing our KOCs with a lifetime subscription service in exchange for a non-refundable upfront fee.

KOC subscribers are entitled to earn referral incentives from us. The amount of referral incentives are determined by an agreed formula based on the successful completion of product orders placed by customers referred by them, which are recorded as “Costs of revenues” in the consolidated statements of comprehensive (loss)/income. KOC subscribers are not required to purchase any products from our social e-commerce platforms in order to become a subscriber. We are the principal in the subscription service revenue transaction and recognize revenue based on the amount we are entitled to in exchange for transferring promised services to KOCs. The receipt of subscription fees is initially recorded as deferred revenue and recognized as revenue on a straight-line basis over the estimated active KOC subscription period as that is when our customers simultaneously receive and consume benefits from our performance and our efforts or inputs are expended evenly throughout the performance period. Judgment is required to estimate the active KOC subscription period and changes to such estimates could impact the amount of subscription service revenue recognized. The active KOC subscription period is estimated based on historical KOC usage patterns of KOC accounts which are determined on a daily basis by comparing the proportion of KOC with generated orders to the total KOC accounts, considering KOC accounts registered on or after January 1, 2016. We then use a regression model to simulate a KOC retention rate curve based on the daily historical KOC usage patterns. Based on this KOC retention rate curve, we estimate the average number of days during which a KOC account remains active after its initial registration. The active KOC subscription period is estimated to be no more than two years for the periods presented. Revision to our estimates of active KOC subscription period are accounted for as a change in accounting estimate on a prospective basis in accordance with ASC 250, Accounting Changes and Error

Corrections (“ASC 250”). We review and revise such estimates, if necessary, on a periodic basis and at a minimum, on an annual basis. As a result of the change in estimate in 2019, total revenues and net income decreased by RMB34.2 million and basic and diluted earnings per share decreased by RMB4.28. As a result of the change in estimate in 2020, total revenues and net income increased by RMB31.2 million and basic and diluted earnings per share increased by RMB3.91. As a result of the change in estimate in 2021, total revenues and net income increased by RMB3.6 million (US$0.6 million) and basic and diluted earnings per share increased by RMB0.38 (US$0.06).

We also provided marketplace services as an agent to various merchants to facilitate the display and sales of their products on our social e-commerce platforms. We consider the merchants as our customers and receive service fees based on an agreed-upon formula with our customers. We recognize the service fees at a point in time, which is generally upon acceptance of the merchant’s products purchased by the buyers. Marketplace services were discontinued from July 2019.

Consolidation of affiliated entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIE. The equity interests of our VIE is legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIE through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIE. Through the contractual agreements, the shareholders of our VIE effectively assigned all of their voting rights underlying their equity interests in our VIE to us and therefore, we have the power to direct the activities of our VIE that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIE that potentially could be significant to our VIE. Based on the above, we consolidate the VIE in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure.”

Share-based compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”) to account for our employee share-based awards and early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Im provements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2018. Therefore, for non-employee share-based payments, we also apply ASC 718 to account for share-based awards for acquiring goods and services from non-employees at grant date fair value.

In accordance with ASC 718, we determine whether an award should be accounted for as a liability award or equity award. All our share-based awards to employees and non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We also elected to account for forfeitures as they occur.

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, the unrecognized compensation cost remaining from the original grant-date valuation is recognized over the remainder of the employee’s original requisite service period, while the incremental compensation cost is recognized over the remaining service period of the modified award.

If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award. If an award has a vesting condition that was improbable of being achieved both before and after the modification, the original grant-date fair value is not considered relevant and the fair value of the modified award is used to recognize compensation cost if it ultimately vests.

A cancellation of outstanding awards with no replacement awards is accounted for as a repurchase for no consideration. Therefore, any previously unrecognized compensation cost shall be recognized at the cancellation date.

With the assistance of an independent third-party valuation firm, we used the discounted cash flow method to determine the underlying equity value of us and used an equity allocation model to estimate the fair value of our restricted share units.

Equity method investments

Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method. Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When we have other investments in our equity-method investee (including, but not limited to, preferred stock, debt securities and loans to the investee) and were not required to advance additional funds to that investee, we would continue to report our share of equity method losses in our consolidated statement of comprehensive (loss)/income after our equity method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. Unrealized inter- company profits and losses related to equity investees are eliminated. We evaluate the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. We consider the financial condition and near- term prospects of the investee including the investee’s ability to sustain earnings and generate operating cash flows and any specific events that may influence the operations of the investee in determining whether equity method investments are recoverable. An impairment loss is recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income when a decline in value of an equity method investment is determined to be other-than-temporary.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Cong (Kenny) Li	41	Chief Executive Officer, Interim Chief Financial Officer and Director
CHEN Yeung Tak	37	Independent Director
SHIN Ho Chuen	32	Independent Director

Executive Officers and Directors

Cong (Kenny) Li is our founder and has served as Chief Executive Officer and director since our inception. Mr. Cong (Kenny) Li also serves as interim Chief Financial Officer after the former Chief Financial Officer's departure. Mr. Cong (Kenny) Li is a 19-year veteran in consumer industry and has extensive experience in lifestyle brand development and cross-border e-commerce. Prior to founding our Company, Mr. Cong (Kenny) Li founded and operated another e-commerce company Hua Niang from 2012 to 2015. Prior to that, Mr. Cong (Kenny) Li worked at Procter & Gamble China from 2002 to 2007 and Nike China from 2007 to 2009 and Cabbeen Group from 2009 to 2012. Mr. Cong (Kenny) Li received his B.A. degree from Shanghai University of Finance and Economics. As of the date of this annual report, Mr. Cong (Kenny) Li also serves as the interim CFO, interim principal financial / accounting officer and will supervise the review of the upcoming unaudited financial results.

Independent Directors

CHEN Yeung Tak has served as our Independent Director since March 2022. Mr. Chen has served as an executive director and company secretary of Kingland Group Holdings Limited (HKEX: 1751.HK), an independent non-executive director and chairman of audit committee of DT Capital Limited (HKEX: 356.HK), an independent non-executive director and chairman of audit committee of Gain Plus Holdings Limited (HKEX: 9900.HK), and an independent non-executive director and chairman of audit committee of AV Promotions Holdings Limited (HKEX: 8419.HK). Mr. Chen has over 10 years of experience in auditing, accounting and financial management gained from various companies including an international accounting firm and listed companies. Mr. Chen also served as the financial controller and company secretary of Sing On Holdings Limited (HKEX: 8352), a company principally engaged in concrete demolition works in Hong Kong and Macau. Mr. Chen obtained a Bachelor of Arts in Accountancy from The Hong Kong Polytechnic University in December 2006. Mr. Chen has been a member of the Hong Kong Institute of Certified Public Accountants since January 2011.

SHIN Ho Chuen has served as our Independent Director since March 2022. Mr. Shin is a partner at David Fong & Co. with extensive experience in advising companies and sponsors in initial public offerings on The Stock Exchange of Hong Kong. Mr. SHIN also regularly advises companies on post-listing compliance and merger and acquistions matters. Mr. SHIN is a solicitor of the High Court of Hong Kong and received his bachelor of law and post graduate certificate in law from The Chinese University of Hong Kong.

6.B. Compensation

For the year ended December 31, 2021, we paid an aggregate of RMB4.4 million (US$0.7 million) in cash to our then executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our then and current directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for a specific period of time following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Legal Proceeding Involving Mr. Cong (Kenny) Li

Our founder, director and Chief Executive Officer, Mr. Cong (Kenny) Li was given a fixed-term sentence of 10 months with a probation period of one year, and a fine in the amount of RMB3,000 in June 2016 by a district court in Guangzhou, China (the “Trial Court”) for being found to have attempted to sell certain products that were considered to be counterfeit drugs under PRC laws (the “Judgment”). As of the date of this annual report, Mr. Cong (Kenny) Li has fully paid the fine imposed by the Judgment and was not required to serve any part of the fixed-term sentence after the probation period lapsed in June 2017. Since the founding of our Company and up to the date of this annual report, neither Mr. Cong (Kenny) Li nor our Company, including any entities controlled by our Company, has been subject to any additional judicial, administrative or regulatory proceedings, investigations, inquiries, penalties or other liabilities as a result of the Judgment.According to the Judgment, in June 2015, Mr. Cong (Kenny) Li imported, through legal e-commerce channels, milk powder, food supplements and medicines for personal use in relation to an import and export exhibition. Stored in a warehouse located in Guangzhou, such products, however, were later seized by the then local bureau of the former State Food & Drug Administration (now known as the National Medical Products Administration (the “NMPA”), the “CFDA”) during a check-up of the warehouse. In the Judgment, the Trial Court held that under the then effective Pharmaceutical Administration Law of the PRC (2015 Revision) and the Criminal Law of the PRC, imported milk powder, food supplements and medicines without pre-approval by the CFDA were considered to be counterfeit drugs and selling such products constituted a criminal offense, even though such imported products were produced by qualified overseas manufacturers. If the defendant had started to commit such crime but was prevented from completing the sales due to reasons independent from his will, such attempt to sell counterfeit drugs also constituted a criminal offense.

As advised by our PRC legal advisor, under the current Pharmaceutical Administration Law of the PRC effective as of December 1, 2019 (the “Current Drugs Law”), such imported milk powder, food supplements and medicines should not be deemed as counterfeit drugs solely due to the absence of pre-approval by the NMPA for such items. In addition, pursuant to the Criminal Law as amended on March 1, 2021 (the “Current Criminal Law”), any persons who import drugs without obtaining the relevant pre-approval of the NMPA or who are knowingly selling such imported medicines that are counterfeit drugs would be held liable as criminal offences only if such medicines are in a quality that would seriously endanger human health. Therefore, had the Current Drugs Law and the Current Criminal Law been in effect at the time of the Judgment, acts similar to what Mr. Cong (Kenny) Li did as recorded in the Judgment would not have been held to constitute acts of selling or attempting to sell deemed counterfeit drugs, and therefore, Mr. Cong (Kenny) Li would not have been subject to any criminal liabilities of selling or attempting to sell counterfeit drugs under applicable PRC laws. However, there can be no assurance that the relevant PRC courts would interpret the Current Drugs Law to reach the same conclusion when presented with the same set of facts. For risks associated with such incident concerning Mr. Cong (Kenny) Li, see “Item 3. Key Information—3.D. Risk Factors – Risks Related to Our Business and Industry – Previous acts of and court judgment against our founder, director and Chief Executive Officer, Mr. Cong (Kenny) Li, could be perceived to harm our reputations that could lead to material and adverse effects on our business, financial condition, results of operations and prospect.”

Share Incentive Plan

2015 Share Incentive Plan

In December 2015, Guangzhou Onion adopted the 2015 Liangkeshu Share Incentive Plan, or the 2015 PRC Plan. Under the 2015 PRC Plan, Guangzhou Onion granted 660,000 restricted share units, representing 660,000 equity interests of Guangzhou Onion to its certain management members, employees and consultants. Such awards had been replaced by the awards granted under, and governed by the terms and conditions of, the 2019 RSU Scheme (as defined below). The term of the restricted share units will not exceed ten years from the date of the grant.

2019 RSU Scheme

We adopted the Restricted Share Unit Scheme, or the 2019 RSU Scheme, on May 3, 2019, to replace the 2015 PRC Plan. The purpose of the 2019 RSU Scheme is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us. Under the 2019 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to restricted share units granted thereunder is 1,115,466 ordinary shares, which have been reserved for issuance pursuant to the 2019 RSU Scheme accordingly. The awards representing 660,000 restricted share units issued under the 2015 PRC Plan have been fully replaced by the awards issued under the 2019 RSU Scheme. As of May 31, 2022, a total of 1,096,505 RSUs corresponding to 1,096,505 underlying ordinary shares have been granted to the participants under the 2019 RSU Scheme, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates.

Onion Plus Group Limited currently holds 525,345 ordinary shares of our Company for the sole benefits of the participants under the 2019 RSU Scheme. Onion Plus Group Limited is a company limited by shares incorporated in the British Virgin Islands and has agreed to hold such ordinary shares for the sole benefits of the participants pursuant to the 2019 RSU Scheme. Onion Plus Group Limited has waived all rights associated with these 525,345 ordinary shares, including voting rights and dividend rights. These 525,345 ordinary shares held by Onion Plus Group Limited are deemed as issued but not outstanding, which .were recognized as dilutive factors and included in the calculation of diluted (loss)/earnings per share.

Section 303A.08 of the Corporate Governance Rules of the NYSE generally requires a NYSE-listed company to seek shareholders’ vote on all equity-compensation plans and material revisions. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We currently intend to rely on this “home country practice” exception and do not plan to seek shareholders’ vote on adoption or material revisions of equity-compensation plans.

The following paragraphs summarize the key terms of the 2019 RSU Scheme.

Types of Awards. The 2019 RSU Scheme permits the awards of RSUs.

Scheme Administration. The 2019 RSU Scheme shall be administrated by the Committee and the trustee, if any, in accordance with the 2019 RSU Scheme. The powers and obligations of the trustee, if any, will be limited as set forth in a trust deed. The board may by resolution delegate any or all of its powers in the administration of this 2019 RSU Scheme to the administration committee or any other committee as authorized by the board for such purpose (the “Committee”).

Eligibility. RSUs may be granted to any employee, any member of the board or any person as determined by the Committee to be eligible to participate in the 2019 RSU Scheme.

Notice of Grant. Each award under the 2019 RSU Scheme shall be evidenced by a letter or any such notice or document in such form as the Committee may from time to time determine, an offer of grant of award, which shall attach an acceptance notice. The grantee shall sign the acceptance notice and return it to the trustee or the Company within the time period and in a manner prescribed in the notice of grant.

Conditions of Award. The Committee shall determine the provisions, terms, and conditions of each award including, but not limited to, eligible participant, vesting schedule, the lock-up arrangements upon vesting and other terms and conditions that the award is subject to.

Transfer Restrictions. Any award granted pursuant to this 2019 RSU Scheme shall be personal to the grantee and shall not be assignable or transferable. No grantee shall in any way sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favor of any other person over or in relation to any RSUs or any other property held by the trustee on trust for the grantees, awards, shares underlying any awards or any interest or benefits therein.

Voting Power and Dividend Right of the RSUs. No grantee shall enjoy any of the rights of a shareholder by virtue of the grant of an award pursuant to the 2019 RSU Scheme, unless and until such shares underlying the award are actually transferred to the grantee upon the vesting of the RSU. None of the RSUs granted under this 2019 RSU Scheme carry any right to vote at general meetings of the company or have any rights to any cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions from any shares underlying an unvested RSU, unless otherwise specified by the board.

Amendment of the 2019 RSU Scheme. The 2019 RSU Scheme may be altered, amended or waived in any respect by the board, provided that, such alteration, amendment or waiver shall not affect any subsisting rights of any grantee thereunder.

Term of the 2019 RSU Scheme. The 2019 RSU Scheme shall remain valid and effective until the 10th anniversary date of the date it was adopted.

Termination of the 2019 RSU Scheme. The 2019 RSU Scheme may be terminated at any time prior to the expiry of its term by the Committee, provided that, such termination shall not affect any subsisting rights of any grantee thereunder.

The following table summarizes, as of May 31, 2022, the number of ordinary shares under underlying the RSUs that we granted to our directors and executive officers.

	Ordinary Shares
	Underlying RSUs	Exercise Price
	Granted	(US$/Share)	Date of Grant	Date of Expiration
Cong (Kenny) Li	511,640	—	May 3, 2019 and March 13, 2021	May 2, 2029 and March 12, 2031
CHEN Yeung Tak	—	—	—	—
SHIN Ho Cheun	—	—	—	—
All directors and executive officers as a group	511,640	—	May 3, 2019 and March 13, 2021	May 2, 2029 and March 12, 2031

Note:

*Less than 1% of our total outstanding shares.

As of May 31, 2022, our employees other than members of our senior management as a group held 232,926 ordinary shares underlying the RSUs granted under the 2019 RSU Scheme.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 RSU Scheme, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Judgments—Share-based compensation.”

6.C. Board Practices

Board of Directors

Our board of directors consists of three directors, including two independent directors, namely CHEN Yeung Tak and SHIN Ho Chuen. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of CHEN Yeung Tak and SHIN Ho Chuen, and is chaired by CHEN YeungTak. Section 303A.07 of the Corporate Governance Rules of the NYSE generally requires the audit committee must consist of three independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have three independent directors serving on our audit committee of the board of directors. We have determined that Mr. CHEN and Mr. SHIN satisfy the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. CHEN qualifies as an “audit committee financial expert.” Our Board has determined that the simultaneous service by Mr. CHEN on the audit committee of three other public companies would not impair their respective ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	establishing and overseeing procedures for the handling of complaints and whistleblowing;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Cong (Kenny) Li, CHEN Yeung Tak and SHIN Ho Chuen and is chaired by Cong (Kenny) Li. Section 303A.05 of the Corporate Governance Rules of the NYSE generally requires the compensation committee must be composed entirely of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have our compensation committee of the board of directors composed entirely of independent directors. We have determined that each of CHEN Yeung Tak and SHIN Ho Chuensatisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●	reviewing executive officer and director indemnification and insurance matters;
●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Cong (Kenny) Li, CHEN Yeung Tak and SHIN Ho Chuen, and is chaired by Cong (Kenny) Li. Section 303A.04 of the Corporate Governance Rules of the NYSE generally requires the nominating and corporate governance committee must be composed entirely of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have our nominating and corporate governance committee of the board of directors composed entirely of independent directors. We have determined that each of CHEN Yeung Tak and SHIN Ho Chuen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE rules, or otherwise considered desirable and appropriate;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Other than our independent director nominees, whose initial term of office is four years, each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our Amended and Restated Memorandum and Articles of Association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D.	Employees

Employees

As of December 31, 2021, we had a total of 855 employees, among which 819 are based in the PRC and 36 are based outside China, and 48 of our customer service representatives were outsourced from third-party human resource services companies. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

Function	Number of Employees
Luca Bank	81
O’Uni Marketing and Channel	396
Customer Services	128
Sales and Operations	268
E-Quick	44
Ocean Supply Exchange	7
Sharing Center	291
Overseas Operations	36
Total	855

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development. We regularly recruit new talents through campus events and colleague referral to build and develop our own talent pool. Other initiatives for talent retention include executive coaching, employee surveys or engagement, training and development, compensation and rewards. As a result of these efforts, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is subject to a collective bargaining agreement.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of May 31, 2022 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual class voting structure. The calculations in the table below are based on 10,511,762 ordinary shares and outstanding as of May 31, 2022, consisting of 5,671,762 Class A ordinary shares and 4,840,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of May 31, 2022
							Percentage
							of aggregate
	Class A		Class B				voting
	Ordinary Shares		Ordinary Shares		Total ordinary shares		power***
	Number	%	Number	%	Number	%	%
Directors and Executive Officers: †
Cong (Kenny) Li (1)	511,640	9.0	4,840,000	100.0	5,351,640	50.9	90.5
CHEN Yeung Tak	—	—	—	—	—	—	—
SHIN Ho Chuen	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	511,640	9.0	4,840,000	100.0	5,351,640	50.9	90.5
Principal Shareholders:
Li Bai Global Limited (2)	—	—	4,840,000	100.0	4,840,000	46.0	89.5
Pingsan Bai (3)	—	—	2,233,000	46.1	2,233,000	21.2	41.3
YGC Holdings Limited (4)	938,271	16.5	—	—	938,271	8.9	1.7
ECSH Xianlv Limited (5)	562,963	9.9	—	—	562,963	5.4	1.0
Shan (Mio) Ho (6)	350,768	6.2	—	—	350,768	3.3	0.6

Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 10,511,762, being the number of ordinary shares on an as-converted basis outstanding as of May 31, 2022, and (ii) the number of ordinary shares underlying the restricted share units held by such person or group that are exercisable within 60 days after May 31, 2022.

*** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	The address of our directors and executive officers is No. 309 3-05 Huangfu Avenue Zhong, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China.

(1)

Represents (i) 511,640 Class A ordinary shares underlying 511,640 restricted share units we granted to Mr. Li under the 2019 RSU Scheme, and (ii) 4,840,000 Class B ordinary shares held by Li Bai Global Limited, which Mr. Li beneficially owns 53.9% of the total outstanding shares as set forth in note (2) below. Mr. Cong (Kenny) Li disclaims economic interest in our ordinary shares held through Li Bai Global Limited except to the extent of his own pecuniary and economic interests therein. To boost shareholders’ confidence in our Group, Mr. Li has voluntarily agreed with us not to, during the period ending 365 days from May 6, 2022, offer, pledge, sell, contract to sell, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the rights and benefits underlying the 511,640 restricted share units.

(2)

Represents 4,840,000 Class B ordinary shares held by Li Bai Global Limited, an exempted company incorporated with limited liability under the laws of the British Virgin Islands. Approximately 53.9% of the total outstanding shares of Li Bai Global Limited are beneficially held by Mr. Cong (Kenny) Li and approximately 46.1% of the total outstanding shares of Li Bai Global Limited are beneficially held by Mr. Pingsan Bai. The register office of Li Bai Global Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Information set forth above is based upon Li Bai Global Limited’s Schedule 13G filing with the SEC on February 14, 2022.

(3)

Represents 2,233,000 Class B ordinary shares that are convertible into 2,233,000 Class A ordinary shares beneficially held by Mr. Pingsan Bai through Li Bai Global Limited, which Mr. Bai beneficially owns 46.1% of the total outstanding shares as set forth in note (2) above. Mr. Bai disclaims beneficial ownership of our shares held through Li Bai Global Limited except to the extent of his own pecuniary and economic interests therein. Information set forth above is based upon Pingsan Bai’s Schedule 13G filing with the SEC on February 14, 2022.

(4)

Represents (i) 187,654 Class A ordinary shares in the form of 1,876,540 restricted ADSs, and (ii) 750,617 Class A ordinary shares held by YGC Holdings Limited, which holds these 938,271 ordinary shares for the benefit of Shanghai Fenghao Enterprise Management L.P., whose general partner is Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. The controlling shareholder of Tibet Xianfeng Qiyun Investment Consulting Co., Ltd. is Lhasa Nianqing Enterprise Management Co., Ltd., which is in turn wholly owned by Mr. Keyi Chen. The register office of YGC Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Information set forth above is based upon YGC Holdings Limited’s Schedule 13G filing with the SEC on February 9, 2022.

(5)

Represents (i) 450,370 Class A ordinary shares and (ii) 112,593 Class A ordinary shares in the form of ADSs held by ECSH Xianlv Limited. These 562,963 Class A ordinary shares are held for the benefit of Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership), or Shanghai Xianlv. The general partner of Shanghai Xianlv is Shanghai Yilian Equity Investment Management Partnership (Limited Partnership), or Shanghai Yilian. The general partner of Shanghai Yilian is Shanghai Chenjun Investment Consulting Co. Ltd., or Shanghai Chenjun, whose designated executive representative is Mr. Shumin Wang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Shanghai Xianlv, Shanghai Yilian, Shanghai Chenjun and Mr. Shumin Wang may be deemed to beneficially own all of the shares of the Issuer owned by ECSH Xianlv Limited. However, Mr. Shumin Wang disclaims beneficial ownership of these shares of the Issuer held by ECSH Xianlv Limited except to the extent of his own pecuniary and economic interests therein. The register office of ECSH Xianlv Limited is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands. Information set forth above is based upon ECSH Xianlv Limited’s Schedule 13G filing with the SEC on February 14, 2022.

(6)

Represents 350,768 Class A ordinary shares held through Evolution Infinity Limited, a British Virgin Islands company ultimately controlled by Ms. Shan (Mio) Ho (such shares, the “Award Shares”). The register office of Evolution Infinity Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. To boost shareholders’ confidence in our Group, Ms. Ho has voluntarily agreed with us, during the period ending 180 days from May 6, 2022, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Award Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of or any of the Award Shares, in cash or otherwise or or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such swap or other arrangements.

To our knowledge, as of May 31, 2022, 1,687,449 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 16.1% of our total issued and outstanding ordinary shares as of such date. In addition, 3.3% of our outstanding ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.	Related Party Transactions

The table below sets forth the major related parties and their relationships with us as of December 31, 2019, 2020 and 2021:

Name of related parties	Relationship
Guangzhou Panhai Technology Co., Ltd. (“Pan Hai”)	Equity investee
Alnilam International Co., Limited (“Alnilam”)	Equity method investee
Sunwah Ocean Co., Ltd. (“Sunwah”)	Equity method investee
Guangzhou Newton Education Technology Co., Ltd (“Newton Education”)	Equity method investee for which our company owns 33.33% interest that was subsequently liquidated in 2020.
Guangzhou Bauhinia Technology Co., Ltd (“Zi Jun”)	Equity method investee for which a controlling interest was acquired in September 2020 and the entity became a subsidiary of us.
Chengdu Gentleman Technology Co., Ltd (“Jun Mi”)	Entity controlled by one of the officers of our company
Guangzhou Zhi Nao Education Technology Co., Ltd (“Zhi Nao”)	Equity investee that was subsequently disposed of by the Group in 2020
Easymedia（Guangzhou）Co., Ltd. (“Yi Xin”)	Entity controlled by one of the officers of our company
Hong Kong Fairlady Limited (“HK Fairlady”)	Entity controlled by one of the officers of our company
Guangzhou Pioneer Deux Investment Co., Ltd (“Explorer”)	Entity controlled by one of the officers of our company
Guangzhou Raspberry Technology Co., Ltd. (“GZ Raspberry ”)	Entity controlled by one of the officers of our company
Guangzhou Rock&Roll Technology Co.,Ltd. (“Rock&Roll”)	Entity controlled by one of the officers of our company
Raspberry International CO., Limited Ltd (“Raspberry ”)	Entity controlled by one of the officers of our company
Hong Kong Easymedia Limited (“HK Easymedia”)	Entity controlled by one of the officers of our company
Guangzhou Skyline Infinity Technology Co.,Ltd. (“GZ Skyline”)	Entity controlled by one of the officers of our company
Shanghai Skyline Infinity Technology Co.,Ltd. (“SH Skyline”)	Entity controlled by one of the officers of our company
Guangzhou Marvelousmart Branding Co., Ltd (“Marvelousmart”)	Entity controlled by one of the officers of our company
Guangzhou Reds Catering Co., Ltd. (“Reds Catering”)	Entity controlled by one of the officers of our company

Details of related party transactions for the years ended December 31, 2019, 2020 and 2021, and related party balances as of December 31, 2019, 2020 and 2021 are as follows:

Transactions with related parties

We had the following significant related party transactions:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product sales to Alnilam	4,029	2,346	—	—
Product sales to Newton Education	71	—	—	—
Product sales to Zi Jun	309	657	—	—
Product sales to Yi Xin	—	98	81	13
Product sales to HK Fairlady	7,957	28,639	43,422	6,814
Product sales to Rock&Roll	—	—	9,999	1,569
Product sales to Sunwah	—	—	359	56
Product sales to Jun Mi	—	—	302	47
	12,366	31,740	54,163	8,499

Cost of revenue:
Merchandise purchased from Alnilam	—	163	—	—
Merchandise purchased from Zi Jun	—	95	—	—
Merchandise purchased from Sunwah	—	—	15,349	2,409
Merchandise purchased from GZ Skyline	—	—	4,738	744
Merchandise purchased from Rock&Roll	—	—	3,364	528
Merchandise purchased from SH Skyline	—	—	1,224	192
Merchandise purchased from Marvelousmart	—	—	676	106
	—	258	25,351	3,979
Selling and marketing expenses:
Advertising and marketing services provided by Yi Xin	5,837	8,681	2,028	318
Marketing services provided by GZ Skyline	—	—	143	22
Marketing services provided by Jun Mi	—	—	329	52
	5,837	8,681	2,500	392

General and administrative expenses:
Office supplies purchased from HK Fairlady	750	—	—	—
Consulting services provided by SH Skyline	—	—	1,145	180
	750	—	1,145	180

Loans provided to:
GZ Raspberry (v)	—	—	250	39
Alnilam	5,649	—	—	—
Yi Xin (i)	3,400	8,600	—	—
Zi Jun (ii)	3,736	18,618	—	—
Zhi Nao	200	—	—	—
Pan Hai (iv)	—	1,500	—	—
Explorer (iii)	—	3,960	—	—
Jun Mi	—	880	—	—
	12,985	33,558	250	39

Repayment of loans:
GZ Raspberry (v)	—	—	250	39
Yi Xin (i)	2,000	1,000	—	—
Alnilam	1,603	7,185	—	—
Explorer (iii)	—	3,960	—	—
Jun Mi	—	410	470	74
Pan Hai (iv)	—	—	1,500	235
	3,603	12,555	2,220	348

Interest income from:
Alnilam	253	773	—	—
Zi Jun	26	518	—	—
Explorer	—	156	—	—
Pan Hai	—	51	12	2
Jun Mi		18	5	1
GZ Raspberry (v)	—	—	1	—
	279	1,516	18	3

Investment and loans receivable disposal transactions:
Disposal of Yi Xin investment and loans receivable to Explorer(i)	—	3,000	—	—
Disposal of Jun Mi investment to Explorer(vi)	—	152	—	—
	—	3,152	—	—

We had the following related party balances at the end of the periods:

	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current:
HK Fairlady	2,947	—	—
Yi Xin	943	1	—
Zhi Nao	200	—	—
Explorer	3,229	—	—
Pan Hai	1,551	—	—
Jun Mi	488	—	—
Sunwah	—	9,680	1,519
Rock&Roll	—	4,291	673
SH Skyline	—	2,900	455
Marvelousmart	—	1,777	279
Raspberry	—	81	13
Reds Catering	—	2	—
	9,358	18,732	2,939
Amounts due to related parties, current:
HK Fairlady	—	3,371	528
GZ Skyline	—	216	34
Jun Mi	—	82	13
Raspberry	—	30	5
Yi Xin	—	4	1
	—	3,703	581

Notes:

(i)

In 2020, we entered into certain loan agreements with Yi Xin, pursuant to which we granted total loans of RMB8.6 million to Yi Xin, with an annual interest rate of 4.5% if the loan is repaid within one year and an annual interest of 4.75% if the loan is repaid after one year from draw down. Considering the creditworthiness and the financial condition of the investee, we recognized allowance for doubtful accounts on the outstanding loan balances of RMB0.4 million as of December 31, 2020. Yi Xin repaid RMB1.0 million of loan principal in 2020. In October 2020, we disposed of its equity interest in Yi Xin and its loan receivables outstanding from Yi Xin for total proceeds of RMB7.2 million to Explorer.

(ii)

In 2020, we entered into certain loan agreements with Zijun, pursuant to which we granted total loans of RMB18.6 million to Zijun, with an annual interest rate ranging from 4.5% to 4.75%. The contractual maturity date is one year from draw down. In September 2020, we acquired a controlling interest in Zi Jun and the outstanding loans receivable due from Zi Jun were considered effectively settled at fair value.

(iii)

In 2020, we granted total short-term loans of RMB4.0 million to Explorer for its daily operational needs, with an annual interest rate of 5% and contractual terms of two years. The loans were repaid in full by Explorer when due in 2020. The disposal proceeds from Explorer with respect to the transaction described in (i) was fully repaid in March 2021.

(iv)

In 2020, we entered into a loan agreement with Pan Hai, pursuant to which we extended a RMB1.5 million loan to Pan Hai, with an annual interest rate is 4.5% and a contractual maturity date of one year from draw down. Pan Hai has fully repaid the principal and interest in March 2021.

(v)

In 2021, we entered into a loan agreement with GZ Raspberry, pursuant to which we granted total loans of RMB0.25 million (US$0.4 thousand) to GZ Raspberry for its daily operational needs, with a monthly compound interest rate of 0.417%. The principal and interest were repaid in full by GZ Raspberry in March 2021.

All the outstanding balances with related parties as of December 31, 2020 and December 31, 2021 are unsecured and repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amounts due from related parties for the periods presented unless otherwise disclose.

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIE and Our VIE’s Respective Shareholders” for a description of the contractual arrangements by and among our WFOE, our VIE and the shareholders of our VIE.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We are involved, and may in the future be involved, in various legal or administrative claims and proceedings that arise in the ordinary course of business. We are currently not involved in any legal or administrative proceedings that may have a material adverse effect on our business, financial position or results of operations.

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations on Dividend Distribution.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

8.B.	Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.THE OFFER AND LISTING

9.A.	Offering and Listing Details

Our ADSs have been listed on the NYSE since May 7, 2021 under the symbol “OG.” Each ten (10) ADS represents one (1) Class A ordinary share, par value US$0.0001 per share.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

The ADSs representing our Class A ordinary shares have been listed on the NYSE since May 7, 2021 under the symbol “OG.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, the form of which was initially filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-255102) filed with the Securities and Exchange Commission on April 7, 2021. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on April 7, 2021, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. We have adopted a dual-class share voting structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares, which will became effective immediately prior to the completion of our initial public offering. Holders of ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

The holders of Class B ordinary shares will continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Future issuances of our Class B ordinary shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A ordinary shares. Such issuances, or the perception that such issuances may occur, could depress the market price of our ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Under our dual-class share structure with different voting rights, holders of Class B ordinary shares will have complete control of the outcome of matters put to a vote of shareholders, which will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial. Future issuances or conversion of our Class B ordinary shares could result in dilution to existing holders of our Class A ordinary shares.”

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a founder or an affiliate of a founder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not a founder or an affiliate of a founder becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to 10 votes on all matters subject to vote at general and special meetings of our company.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings which shall include the founder’s entity, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. We did not hold an annual shareholders’ meeting during fiscal year of 2021, given we completed our initial public offering in May 2021. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our amended and restated articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of the Company; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect our corporate records (other than the memorandum and articles of association, special resolutions which have been passed by our shareholders, our register of mortgages and charges, and a list of our current directors) or obtain copies of our list of shareholders. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Exclusive forum. For the avoidance of doubt and without limiting the jurisdiction of the Cayman Islands courts to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time)

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our articles of association. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the ADSs—Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

10.C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

10.D.Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E.Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under U.S. state, or local laws or the tax laws of any jurisdiction other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of JunHe LLP, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporate tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was latest amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the primary location of the day-to-day operational management is in the PRC; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (d) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if Onion Global Limited is deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including the ADS holders) of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that acquires ADSs and holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●certain financial institutions;
●insurance companies;
●certain U.S. expatriates;
●regulated investment companies;
●dealers or traders in securities that use a mark-to-market method of tax accounting;
●persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
●persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●entities classified as partnerships for U.S. federal income tax purposes and their partners;
●tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●persons who acquired our ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●persons that own or are deemed to own 10% or more of our stock by vote or value; or
●persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion does not address any state, local or non-U.S. tax considerations, or any federal taxes (such as estate or gift taxes) other than income taxes. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is eligible for the benefits of the Treaty and that for U.S. federal income tax purposes a beneficial owner of the ADSs or Class A ordinary shares and:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the “Foreign Tax Credit Regulations,” may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. The discussions below regarding the creditability or deductibility of PRC taxes, if any, do not apply to investors in this special situation.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company, or PFIC, for any taxable year.

Taxation of Distributions

Distributions paid on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”), other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at a preferential rate.

Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this preferential tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of receipt by the depositary (in the case of ADSs) or the U.S. Holder (in the case of Class A ordinary shares). The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing the creditability and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty's resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties, and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based upon the manner in which we currently operate our business, the composition of our income and assets and the estimated value of our assets (including the value of our goodwill, which is based on the average price of the ADSs during 2021), we believe that we were not a PFIC for our taxable year ended on December 31, 2021. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including the value of our goodwill (which may be determined, in large part, by reference to our market capitalization, which has been, and could continue to be, volatile). Therefore, due to the volatility of our ADSs' trading prices our risk of being or becoming a PFIC will increase, and we may become a PFIC, if our market capitalization declines while we hold a substantial amount of cash and financial investments. Moreover, it is not entirely clear how the contractual arrangements between us, our VIE and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Because of these uncertainties, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIE) is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower- tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class A ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisres regarding the advisability of making a deemed sale election if we are a PFIC for any taxable year and cease to be a PFIC for any subsequent taxable year.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on the NYSE, a U.S. Holder that owns ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs is traded on the NYSE on at least 15 days during each calendar quarter. If a U.S. Holder of ADSs makes the mark-to-market election, for each taxable year that we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of such U.S. Holder’s taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such U.S. Holder’s taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the Internal Revenue Service’s consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark- to-market election in their particular circumstances in the case that we are a PFIC for any taxable year. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision in the Code or Treasury regulations that would enable a U.S. Holder to file a mark-to-market election with respect to Lower-tier PFICs the shares of which are not regularly traded. In addition, because our Class A ordinary shares will not be publicly traded, a U.S. Holder that holds ordinary shares that are not represented by ADSs will generally not be eligible to make a mark-to-market election with respect to such shares.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If we are a PFIC for any taxable year during which a U.S. Holders owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which the ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-255102), as amended to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-255558) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

A majority of our revenue is denominated in Renminbi. The vast majority of our costs are denominated in Renminbi and a portion of them are denominated in U.S. dollars, Hong Kong dollars, Japanese Yen, Korean (South) Won as we import certain products from overseas. Our management considers that the business is not exposed to any significant foreign exchange risk and we have not used any derivative financial instruments to hedge exposure to such risk.

In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 5.7% in 2018. The appreciation of the Renminbi against the U.S. dollar was approximately 1.2% in 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

As of December 31, 2021, we had RMB-denominated cash, cash equivalents, restricted cash and short-term investments of RMB163.5 million (US$25.7 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$2.9 million in cash, cash equivalents, restricted cash and short-term investments. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$2.3 million in cash, cash equivalents and short-term investments.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, amounts due from related parties and other receivables from third-party payment platforms. As of December 31, 2020 and 2021, the aggregate amount of cash and cash equivalents, restricted cash, and short-term investments of RMB243.3 million and RMB124.1 million (US$19.5 million) respectively, were held at major financial institutions located in the PRC, and RMB109.6 million and RMB174.9 million (US$27.4 million) respectively, were deposited with major financial institutions located outside the PRC. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. 95% and nil of our loans receivable is derived from loan to a third-party company in the PRC as of December 31, 2020 and 2021, respectively. The risk with respect to loans receivable is mitigated by credit evaluations we perform on the third-party company and our ongoing monitoring process of outstanding balances. Other receivables from third-party payment platforms derived from merchandise sales on our social e-commerce platforms are exposed to credit risk. The risk is mitigated by credit evaluations we perform on the selected third-party payment platforms that are reputable and market leaders.

There has been no default of payments from these third-party payment platforms. Accounts receivable and amounts due from related parties are typically unsecured and are derived from sales of products to product resellers and distributors. As of December 31, 2020 and 2021, we had two and three customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances.

Concentration of suppliers

There were purchases from one supplier for logistic services which individually represented 27% of the total purchase amount of logistic services made by us for the year ended December 31, 2019. There were purchases from two suppliers for logistic services which individually represented 15% and 12%, respectively, of the total amount of logistic service purchases made by the Company for the year ended December 31, 2020. There were purchases from three suppliers for logistic services which individually represented 19%, 15% and 13% of the total amount of logistic service purchases made by the Company for the year ended December 31, 2021.

Currency convertibility risk

We substantially transact all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. Historically, we have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2019, 2020 and 2021.

We may invest the net proceeds we receive from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13.ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-255102), as amended, in relation to our initial public offering, which was declared effective by the SEC on May 6, 2021. In May 2021, we completed our initial public offering which we issued and sold an aggregate of 9,310,350 ADSs, representing 931,035 Class A ordinary shares, at a public offering price of US$7.25 per ADS. In June 2021, the underwriters partially exercised their option to purchase from us 399,270 additional ADSs representing 39,927 Class A ordinary shares, at a public offering price of US$7.25 per ADS. AMTD Global Markets Limited and Huatai Securities (USA), Inc. were the representatives of the underwriters.

We received net proceeds of US$60.1 million from our initial public offering in May 2021 and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering in May 2021 totaled US$10.3 million, which included US$3.7 million for underwriting discounts and commissions and US$6.6 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 6, 2021, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2021, we used approximately US$60.1 million of the net proceeds received from our initial public offering for the supplement of the working capital of the subsidiaries of the group, which is mainly used for the purchase of goods and brands.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and interim Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that,  due to the material weaknesses identified below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and interim Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

 In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and (ii) lack of sufficient and proper approval procedures for certain purchase and investment.

We have since hired certain mid-level financial staff with U.S. GAAP and/or SEC reporting experience. We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (ii) hiring an external consulting firm to assist in the design and implementation of effective monitoring and oversight controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

We intend to remediate these material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. We cannot assure you, however, that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that CHEN Yeung Tak, an independent director and member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NYSE. CHEN Yeung Tak satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021, and posted a copy of our code of business conduct and ethics on our website at https://ir.msyc.com/. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our former independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	5,569	7,000
Tax Fees(2)	—	94
Other Fees(3)	—	357
Total	5,569	7,451
(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC, and services related to our initial public offering in 2021.

(2)	Tax Fees. Tax fees include the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(3)	Other Fees. Other fees mean fees incurred from professional services related to advisory.

Our engagement with Shandong Haoxin Certified Public Accountants Co., Ltd., our current independent registered public accounting firm, starts in January 2022. Therefore, we did not incur any auditor fees for Shandong Haoxin Certified Public Accountants Co., Ltd. in the years ended Decemebr 31, 2020 and 2021.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, our former independent registered public accounting firm, and Shandong Haoxin Certified Public Accountants Co., Ltd., our current independent registered public accounting firm, including audit services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 29, 2022, we dismissed Ernst & Young Hua Ming LLP, or E&Y, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2021. We appointed Shandong Haoxin Certified Public Accountants Co., Ltd., or Haoxin, as the Company’s independent registered public accounting firm, succeeding E&Y, the Company’s prior independent registered public accounting firm.

The appointment of Haoxin was made after a careful and thorough evaluation process and has been approved by the audit committee of the board of directors of the Company.

E&Y has served as the Company’s independent registered public accounting firm since 2020, and the audit report of E&Y on the Company’s consolidated financial statements for each of the three years ended and as of December 31, 2018, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent period prior to our engagement of Haoxin, there has been no (i) “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods; or (ii) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that E&Y had discussed with our Board and the Audit Committee of our Board and as previously disclosed by us, (a) in connection with the audits of the Company’s consolidated financial statements for each of the three years ended and as of December 31, 2018, 2019 and 2020, two material weaknesses in our internal control over financial reporting related to lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the SEC rules, and lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and the SEC reporting requirements; and (b) a purchase transaction for which the Company made a cash prepayment in the amount of US$45 million in 2021 to a new inventory supplier from whom a large portion of the prepaid inventory had not yet been received as of December 31, 2021. E&Y is authorized to discuss these matters with Haoxin without limitation. At the time of E&Y’s dismissal, we have not been able to resolve the above-mentioned matters to their satisfaction, and as a result, E&Y has not completed their audit of our consolidated financial statements as of and for the year ended December 31, 2021.

We provided a copy of this disclosure to E&Y and requested that E&Y furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from E&Y addressed to the SEC, dated June 27, 2022 was filed as Exhibit 15.4 to this annual report.

As part of the audit procedures carried out by Haoxin, the audit committee of the board of directors of the Company and Haoxin had reviewed the Purchase Transaction. Specifically, the Company in July 2021 signed an inventory purchase contract with Waichun Logistics Technology Limited, and made a cash prepayment in the amount of US$45 million in 2021. As of December 31, 2021, US$12 million of the inventory has been received by the Company from the supplier. The audit committee concluded that the Purchase Transaction was a bona fide business transaction carried out in the ordinary course of business of the Company.

During the fiscal year ended December 31, 2021 and the subsequent interim periods prior to the engagement of Haoxin, neither we, nor someone on our behalf, have consulted Haoxin regarding:

1.

the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that Haoxin concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or

2.

any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16.G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NYSE, we are subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among these corporate governance listing standards, Section 303A.01 of the NYSE Listed Company Manual requires that the board of directors be comprised of a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires the audit committee be comprised of at least three members. Section 303A.04(a) of the NYSE Listed Company Manual requires that a nominating and governance committee be composed entirely of independent directors. Section 303A.05(a) of the NYSE Listed Company Manual requires that a compensation committee be composed entirely of independent directors. Section 303A.08 of the NSYE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company's chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a), 303A.04(a), Section 303A.05(a), Section 303A.08 and 303A.12(a) of the NYSE Listed Company Manual.

Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders during each fiscal year. Under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2021. We may, however, hold annual shareholders meetings in the future.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. Our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Onion Global Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

2.4*	Description of Registrant’s Securities
4.1

2019 Restricted Share Unit Scheme (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

4.2

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

4.3

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

4.5

English translation of Exclusive Business Cooperation Agreement dated September 19, 2018, as amended and supplemented on September 26, 2020, by and between Guangzhou Onion Vogue Group Co., Ltd. and Guangzhou Transasia Trading Co., Ltd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

4.6

English translation of Exclusive Call Option Agreement dated September 19, 2018, as amended and supplemented on September 26, 2020, among Guangzhou Onion Vogue Group Co., Ltd., Guangzhou Transasia Trading Co., Ltd. and each shareholder of Guangzhou Onion Vogue Group Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

4.7

English translation of Voting Rights Proxy Agreement dated September 19, 2018, as amended and supplemented on September 26, 2020, among Guangzhou Onion Vogue Group Co., Ltd., Guangzhou Transasia Trading Co., Ltd. and each shareholder of Guangzhou Onion Vogue Group Co., Ltd. (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

4.8

English translation of Equity Interest Pledge Agreement dated September 19, 2018, as amended and supplemented on September 26, 2020, among Guangzhou Onion Vogue Group Co., Ltd., Guangzhou Transasia Trading Co., Ltd. and each shareholder of Guangzhou Onion Vogue Group Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

4.9

English translation of Financial Support Letter dated September 19, 2018 by Onion Global Limited addressed to Guangzhou Liangkeshu Network Technology Co., Ltd., the predecessor of Guangzhou Onion Vogue Group Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255102), as amended, initially filed with the SEC on April 7, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JunHe LLP
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd. , Independent Registered Public Accounting Firm

15.4*	Letter from Ernst & Young Hua Ming LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Onion Global Limited
By:	/s/ Cong (Kenny) Li
Name:Cong (Kenny) Li
Title:Director and Chief Executive Officer

Date: June 27, 2022

ONION GLOBAL LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Onion Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Onion Global Limited (the “Company”) as of December 31, 2021, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company as of December 31, 2019 and 2020, were audited by other auditors whose report dated April 7, 2021, expressed an unqualified opinion on those statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the  consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories, net – estimated net realizable value

Critical Audit Matter Description

As of December 31, 2021, the Company’s net balance of inventories was RMB624.99 million, which represented approximately 42.7% of the total assets. As disclosed in Note 2 and 4 to the consolidated financial statements, the Company records valuation allowance for slow-moving and damaged goods to adjust the cost of such inventories to their estimated net realizable value. The estimate requires management to make significant assumptions regarding various factors such as impact of inventory aging, historical and forecasted consumer demand, as well as market conditions that impact pricing.

We identified the estimate of net realizable value of inventories as a critical audit matter because of the significant judgments involved by management to evaluate the impact of the interaction among the various input factors in order to determine the amounts of estimated net realizable value of the inventories. This required a high degree of the auditor’s judgement and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimation of the net realizable value.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated net realizable value of inventories included the following, among others:

●We obtained an understanding, evaluated the design and tested the effectiveness of controls over the Company’s accounting for the estimated net realizable value of inventories, including the review of historical and forecasted consumer demand and the calculation of inventory valuation allowance;
●We observed the storage conditions and overall status of selected inventories to confirm whether actual damage or obsolescence exists;
●We evaluated the reasonableness of the valuation methodologies and assumptions applied by management to determine slow-moving and damaged inventories;
●We tested the accuracy and completeness of the underlying data that served as the basis for the calculation of inventory valuation allowance, and the mathematical accuracy of management’s calculation of inventory valuation allowance;
●We reviewed the actual sales subsequent to December 31, 2021 to corroborate management’s quantitative and qualitative judgments applied over the indicators of slow-moving and damaged inventories, and to evaluate the reasonableness of management’s estimate of the impact of interaction among various factors.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2022.

Weifang, the People’s Republic of China

June 27, 2022

ONION GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		241,706	288,048	45,201
Restricted cash		8,014	11,017	1,729
Short-term investments		103,217	—	—
Accounts receivable, net		9,433	18,917	2,969
Inventories, net	4	442,628	624,991	98,075
Loans receivable, net		5,575	—	—
Prepayments and other current assets	5	189,812	378,962	59,467
Amounts due from related parties	14	9,358	18,732	2,939
Total current assets		1,009,743	1,340,667	210,380
Non-current assets:
Long-term investments	6	4,990	10,898	1,710
Property and equipment, net	7	15,594	20,643	3,239
Intangible assets		—	39,623	6,219
Deferred tax assets	14	6,207	26,952	4,229
Goodwill		22,778	22,778	3,574
Other non-current assets		—	1,591	250
Total non-current assets		49,569	122,485	19,221
Total assets		1,059,312	1,463,152	229,601
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIE without recourse to the primary beneficiary of RMB181,412 and RMB48,003 (US$7,533) as of December 31, 2020 and December 31, 2021, respectively):

Short-term bank loans	9	24,200	52,793	8,284
Accounts payable		145,995	108,529	17,031
Customer advances and deferred revenue	15	174,456	41,067	6,444
Amounts due to related parties	14	—	3,703	581
Income tax payable		37,969	11,142	1,748
Accrued expenses and other liabilities	8	233,587	245,742	38,562
Long-term loan, current portion	9	—	269	42
Total current liabilities		616,207	463,245	72,692
Non-current liabilities (including non-current liabilities of the VIE without recourse to the primary beneficiary of nil as of December 31, 2020 and December 31, 2021):
Long-term loan	9	1,199	803	126
Other non-current assets		—	7,236	1,137
Total non-current liabilities		1,199	8,039	1,263
Total liabilities		617,406	471,284	73,955
Commitments and contingencies	17
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 259,109,312 shares authorized; 9,109,312 and nil shares issued; 7,993,846 and nil shares outstanding as of December 31, 2020 and December 31, 2021, respectively)	13	5	—	—
Class A ordinary shares (par value of US$0.0001 per share; nil and 254,269,312 shares authorized; nil and 5,712,857 shares issued; nil and 5,671,762 shares outstanding as of December 31, 2020 and December 31, 2021, respectively)	13	—	3	1
Class B ordinary shares (par value of US$0.0001 per share; nil and 4,840,000 shares authorized, issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	13	—	3	—
Additional paid-in capital		833,855	1,740,919	273,188
Statutory reserves		9,984	10,432	1,637
Accumulated deficit		(408,099)	(764,764)	(120,008)
Accumulated other comprehensive income/(loss)		566	(3,704)	(581)
Onion Global Limited shareholders’ equity		436,311	982,889	154,237
Non-controlling interests		5,595	8,979	1,409
Total shareholders’ equity		441,906	991,868	155,646
Total liabilities and shareholders’ equity		1,059,312	1,463,152	229,601

The accompanying notes are an integral part of the consolidated financial statements.

ONION GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Year ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Revenues:
Total revenues (including related party amounts of RMB12,366, RMB31,740 and RMB54,163 (US$8,499) for the year ended December 31, 2019, 2020 and 2021, respectively)	14,15	2,850,724	3,810,660	2,556,856	401,226
Operating cost and expenses:
Costs of revenues (including related party amounts of RMB nil, RMB258 and RMB25,351 (US$3,979) for the year ended December 31, 2019, 2020 and 2021, respectively)		(2,308,004)	(3,032,110)	(2,035,275)	(319,379)
Fulfillment expenses		(212,183)	(201,635)	(158,693)	(24,902)
Technology and content expenses		(19,889)	(24,316)	(39,413)	(6,186)
Selling and marketing expenses (including related party amounts of RMB5,837, RMB8,681 and RMB2,500 (US$392) for the year ended December 31, 2019, 2020 and 2021, respectively)	14	(127,160)	(243,784)	(236,528)	(37,116)
General and administrative expenses (including related party amounts of RMB750, RMB nil and RMB1,145 (US$180) for the year ended December 31, 2019, 2020 and 2021, respectively)		(50,597)	(63,151)	(466,961)	(73,276)
Total operating cost and expenses		(2,717,833)	(3,564,996)	(2,936,870)	(460,859)
Other operating income		13,105	10,238	2,694	422
Income/(loss) from operations		145,996	255,902	(377,320)	(59,211)
Other (expenses)/income:
Interest income (including related party amounts of RMB279, RMB1,516 and RMB18 (US$3) for the year ended December 31, 2019, 2020 and 2021, respectively)	14	1,529	6,758	4,169	654
Interest expense		(87)	(755)	(2,111)	(331)
Foreign exchange (loss)/gain, net		(21,240)	(20,168)	13,721	2,153
Other (loss)/income, net		(4,369)	14,992	772	121
Total other (expenses)/income		(24,167)	827	16,551	2,597
Income/(loss) before income taxes and share of (loss)/income from equity method investments		121,829	256,729	(360,769)	(56,614)
Income tax expenses	11	(15,067)	(29,848)	7,033	1,105
Income /(loss) before share of (loss)/income from equity method investments		106,762	226,881	(353,736)	(55,509)
Share of (loss)/income from equity method investments	6	(3,928)	(18,879)	854	134
Net income /(loss)		102,834	208,002	(352,882)	(55,375)
Less: net loss/(income) attributable to non-controlling interests		(361)	(1,657)	3,335	523
Net income/(loss) attributable to Onion Global Limited		103,195	209,659	(356,217)	(55,898)
Earnings/(loss) per share:
Ordinary shares - basic and diluted	12	13	26	—	—
Class A ordinary shares - basic and diluted	12	—	—	(38)	(6)
Class B ordinary shares - basic and diluted	12	—	—	(38)	(6)
Weighted average shares outstanding used in earnings/(loss) per share computation:
Ordinary shares - basic and diluted	12	7,993,846	7,993,846	—	—
Class A ordinary shares - basic and diluted		—	—	4,569,509	4,569,509
Class B ordinary shares - basic and diluted		—	—	4,840,000	4,840,000
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of tax of nil		(70)	737	(4,221)	(662)
Total other comprehensive loss, net of tax of nil		(70)	737	(4,221)	(662)
Comprehensive income/(loss)		102,764	208,739	(357,103)	(56,037)
Less: comprehensive income/(loss) attributable to non-controlling interests		(308)	(1,536)	3,384	531
Comprehensive income/(loss) attributable to Onion Global Limited		103,072	210,275	(360,487)	(56,568)

The accompanying notes are an integral part of the consolidated financial statements.

ONION GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

							Onion
						Accumulated	Global
	Ordinary shares		Additional			other	Limited	Non-	Total
	Number of		paid-in	Statutory	Accumulated	comprehensive	shareholders’	controlling	Shareholders’
	shares	Amount	capital	reserves	deficit	(loss)/income	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	7,993,846	5	834,307	1,019	(711,988)	73	123,416	3,046	126,462
Net income	—	—	—	—	103,195	—	103,195	(361)	102,834
Other comprehensive income	—	—	—	—	—	(123)	(123)	53	(70)
Appropriation of statutory reserves	—	—	—	1,831	(1,831)	—	—	—	—
Issuance of a subsidiary’s equity to a non-controlling interest holder	—	—	—	—	—	—	—	312	312
Purchase of non-controlling interest	—	—	(452)	—	—	—	(452)	452	—
Balance as of December 31, 2019	7,993,846	5	833,855	2,850	(610,624)	(50)	226,036	3,502	229,538
Net income	—	—	—	—	209,659	—	209,659	(1,657)	208,002
Other comprehensive income	—	—	—	—	—	616	616	121	737
Appropriation of statutory reserves	—	—	—	7,134	(7,134)	—	—	—	—
Issuance of a subsidiary’s equity to a non-controlling interest holder	—	—	—	—	—	—	—	805	805
Business combination	—	—	—	—	—	—	—	2,824	2,824
Balance as of December 31, 2020	7,993,846	5	833,855	9,984	(408,099)	566	436,311	5,595	441,906
Net loss	—	—	—	—	(356,217)	—	(356,217)	3,335	(352,882)
Other comprehensive income/(loss)	—	—	—	—	—	(4,270)	(4,270)	49	(4,221)
Issuance of ordinary shares upon initial public offering (“IPO”) and private investment in public equity (“PIPE”), and underwriters’ partial exercise of over-allotment option, net of issuance costs ("Over-allotment")	1,443,545	1	556,957	—	—	—	556,958	—	556,958
Appropriation of statutory reserves	—	—	—	448	(448)	—	—	—	—
Share-based compensation	1,074,371	—	350,107	—	—	—	350,107	—	350,107
Balance as of December 31, 2021	10,511,762	6	1,740,919	10,432	(764,764)	(3,704)	982,889	8,979	991,868
Balance as of December 31, 2021 (US$)		1	273,188	1,637	(120,008)	(581)	154,237	1,409	155,646

The accompanying notes are an integral part of the consolidated financial statements.

ONION GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	102,834	208,002	(352,882)	(55,375)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation and amortization	3,499	4,828	16,049	2,519
Allowance for loans provided to a related party	3,400	2,651	(56)	(9)
Inventories provision	6,098	4,780	3,298	518
Unrealized foreign exchange loss	—	885	(5,701)	(895)
Share of loss/(income) on equity method investments	3,928	18,879	(854)	(134)
Impairment of long-term investments	4,152	—	—	—
Deferred income tax (benefit)/expense	(8,117)	2,253	(20,745)	(3,255)
Share-based compensation	—	—	350,107	54,939
Loss on disposal of property and equipment	69	—	70	11
Gain from settlement of pre-existing loans to an equity investee	—	(11,873)	—	—
Gain on the remeasurement of the pre-existing equity interest	—	(3,765)	—	—
Interest expense/(income)	—	—	(622)	(98)
Changes in operating assets and liabilities:
Accounts receivable	448	(9,248)	(9,484)	(1,488)
Inventories	(212,780)	24,087	(185,661)	(29,134)
Prepayments and other current assets	5,972	(94,795)	(182,104)	(28,576)
Change in other non-current assets	—	—	(1,591)	(250)
Amounts due from related parties	(2,479)	21,358	(11,428)	(1,793)
Accounts payable	46,890	76,795	(37,466)	(5,879)
Customer advances and deferred revenue	151,872	(205,972)	(133,389)	(20,932)
Amounts due to related parties	99	(869)	3,703	581
Accrued expenses and other liabilities	81,102	(555)	19,649	3,084
Income tax payable	12,841	17,802	(33,770)	(5,299)
Net cash generated from/used in operating activities	199,828	55,243	(582,877)	(91,465)
Cash flows from investing activities:
Purchase of short-term investments	(194,600)	(575,000)	(555,070)	(87,103)
Proceeds from maturity or redemption of short-term investments	127,000	539,600	660,734	103,684
Purchase of property and equipment	(3,046)	(11,703)	(14,141)	(2,219)
Purchase of intangible assets	—	—	(45,755)	(7,181)
Purchase of long-term investments	(300)	(4,671)	(5,000)	(785)
Repayment of loans provided to a third party	9,164	8,080	6,098	957
Loans provided to related parties	(12,985)	(33,558)	(250)	(39)
Repayment of loans provided to related parties	3,603	12,555	2,486	390
Proceeds from disposal or liquidation of long-term investments	—	300	—	—
Proceeds from disposal of property and equipment	—	—	22	4
Proceeds from disposal of loan receivables of a related party	—	4,200	3,000	471
Business acquisition, net of cash acquired	—	127	—	—
Net cash (used in)/generated from investing activities	(71,164)	(60,070)	52,124	8,179
Cash flows from financing activities:
Proceeds from short-term bank loans	2,874	113,056	233,233	36,599
Repayment of short-term bank loans	(950)	(91,665)	(205,872)	(32,306)
Proceeds from long-term loan	—	1,199	—	—
Proceeds from issuance of shares by the Company’s subsidiaries	312	805	—	—
Proceeds from IPO, and PIPE and Over-allotment, net of issuance costs	—	—	556,958	87,399
Net cash generated from financing activities	2,236	23,395	584,319	91,692
Effect of exchange rate on cash and cash equivalents	(70)	520	(4,221)	(662)
Net increase/(decrease) in cash, cash equivalents and restricted cash	130,830	19,088	49,345	7,744
Cash, cash equivalents and restricted cash at the beginning of the period	99,802	230,632	249,720	39,186
Cash, cash equivalents and restricted cash at the end of the period	230,632	249,720	299,065	46,930
Supplemental disclosures of cash flow information:
Interest paid	87	755	834	131
Income taxes paid	10,123	10,320	41,343	6,488
Supplemental disclosures of non-cash information:
Purchase of long-term investments included in accrued expenses and other liabilities	547	—	—	—
Consideration for business combination included in accrued expenses and other liabilities	—	89	89	14
Disposal of long-term investments and loan receivables included in amounts due from related parties	—	3,152	—	—

The accompanying notes are an integral part of the consolidated financial statements.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.Organization and Principal Activities

Onion Global Limited (the “Company”) was incorporated in the Cayman Islands on June 5, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) and subsidiaries of the VIE (collectively, the “Group”) is principally engaged in operating a key opinion consumer (“KOC”) oriented social ecommerce platform that offers high-quality branded products to consumers in the People’s Republic of China (the “PRC”). On May 7, 2021, the Company completed its IPO on the NASDAQ Global Select Market.

As of December 31, 2021,there have been no material changes to the Company’s major subsidiaries, the VIE and subsidiaries of the VIE since December 31, 2020.

The Group conducts all of its business in China through its subsidiaries, the VIE and subsidiaries of the VIE in the PRC. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC shareholders (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all their voting rights underlying their equity interests in the VIE to the WFOE, which the Company immediately re-assigned to their board of directors or any officer authorized by the board of directors via resolutions executed by the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits via the WFOE and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

As of December 31, 2021, the Company’s major subsidiaries, the VIE and subsidiaries of the VIE are as follows:

			Percentage of
			direct or
		Place of	indirect
Entity Subsidiaries	incorporation/acquisition	incorporation	ownership	Principal activities

One Flew Over the Ocean Limited	July 12, 2018	BVI	100%	Investment holding
The Pearl of the East United Development Company Limited	July 26, 2018	Hong Kong	100%	Investment holding
Hong Kong Ocean Infinity Limited	January 31, 2019	Hong Kong	100%	Procurement/ Sale of merchandise
Peaches International Universal Limited	July 25, 2018	Hong Kong	100%	Procurement/ Sale of merchandise
Guangzhou Transasia Trading Co., Ltd.	July 10, 2018	PRC	100%	Investment holding
Guangzhou Ocean Unbounded Internet Co., Ltd.	July 16, 2019	PRC	100%	Procurement/ Sale of merchandise
Guangzhou Ocean Infinity Technology Co., Ltd.	January 26, 2018	PRC	100%	Procurement/ Sale of merchandise
Guangzhou Voyage Infinity Technology Co., Ltd.	February 19, 2019	PRC	100%	Procurement/ Sale of merchandise
Meissa International Co., Ltd	March 29, 2017	Korea	90%	Procurement/ Sale of merchandise

VIE
Guangzhou Onion Vogue Group Co., Ltd.	July 3, 2009	PRC	100%	ICP license provider

VIE’s subsidiaries
Guangzhou Onion Fans Technology Co., Ltd.	August 27, 2018	PRC	100%	Provision of subscription services
Doubletree (Tibet) Trading Co., Ltd.	August 19, 2016	PRC	100%	Provision of subscription services
Voyage of the Dawn Trading Limited	December 6, 2016	Hong Kong	100%	Procurement/ Sale of merchandise
Guangzhou Ocean Unbounded Technology Co.,Ltd	April 11, 2018	PRC	100%	Procurement/ Sale of merchandise

The VIE agreements

The Group conducts all of its business in China through its subsidiaries, the VIE and subsidiaries of the VIE in the PRC. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC shareholders (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all their voting rights underlying their equity interests in the VIE to the WFOE, which the Company immediately re-assigned to their board of directors or any officer authorized by the board of directors via resolutions executed by the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits via the WFOE, and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.Organization and Principal Activities (Continued)

The following is a summary of the Contractual Agreements:

Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreement entered into on September 19, 2018 amongst the WFOE, Guangzhou Onion and its Nominee Shareholders, each Nominee Shareholder irrevocably authorizes WFOE, or its designee(s) to act as his, her or its attorney-in-fact to exercise any and all rights that such shareholder has in respect of his, her or its equity interest in Guangzhou Onion on such Nominee shareholders’ behalf, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, exercising all the rights as shareholders in such meeting (including but not limited to voting rights, nomination rights and appointment rights), and the right to sell, transfer, pledge or dispose of all the equity interest held in part or in whole, and exercising all other rights as shareholders. The WFOE has the right to replace the authorized attorney-in-fact at any time upon written notice without consent from the Nominee Shareholders. This agreement is not terminated until all the equity interest or all assets of Guangzhou Onion have been transferred to the WFOE or its designee(s). The WFOE may terminate the agreement at its sole discretion.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement entered into on September 19, 2018 amongst the WFOE, Guangzhou Onion and its Nominee Shareholders, the Nominee Shareholders irrevocably granted the WFOE an exclusive purchase option to request the Nominee Shareholders to transfer or sell all or part of their equity interests in Guangzhou Onion to the WFOE, or its designee(s). The purchase price of the equity interests in Guangzhou Onion is equal to the minimum price required by PRC law. Guangzhou Onion also irrevocably granted the WFOE an exclusive asset purchase option whereby the WFOE has the right to purchase or designate another party to purchase all or part of Guangzhou Onion’s assets as permitted under the PRC laws. The purchase price of Guangzhou Onion’s assets is equal to the minimum price as permitted by applicable PRC law. Any proceeds received by the Nominee Shareholders from the exercise of the right shall be remitted to the WFOE or its designee(s). Without prior written consent of the WFOE, Guangzhou Onion and its Nominee Shareholders may not sell or otherwise dispose of their equity interests, create or allow any encumbrance on their equity interests, merge with or acquire any other persons or make any investments, sell or otherwise dispose of its assets except when in the ordinary course of business, execute any material contracts or any contracts conflicting with existing contracts, provide any loans or guarantees, amend its articles of association, increase or decrease the register capital, and request any dividends or other form of assets. The Nominee Shareholders cannot request the distribution of any dividends or other form of assets. If dividends or other form of assets were distributed, the Nominee Shareholders are required to transfer all received distribution to the WFOE or its designee(s). This agreement is not terminated until all the equity interests or all assets of Guangzhou Onion have been transferred to the WFOE or its designee(s). The WFOE may terminate the agreement at its sole discretion.

Pursuant to the exclusive business cooperation agreement entered into on September 19, 2018 between the WFOE and Guangzhou Onion, the WFOE has an exclusive right to provide business support, technology services and consulting services to Guangzhou Onion and its subsidiaries. In exchange for these services, Guangzhou Onion will pay a service fee equal to 100% of the consolidated net profits of Guangzhou Onion, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s prior written consent, Guangzhou Onion may not procure services from any third party or enter into similar service arrangements with any other third party, while the WFOE has the right to designate any party to provide such services. The agreement will remain in effect for ten years and automatically renew for ten years unless the WFOE unilaterally terminates the agreement by giving written notification or when all the equity interests or all assets of Guangzhou Onion have been transferred to the WFOE or its designee(s). In no circumstances may Guangzhou Onion terminate this agreement.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into on September 19, 2018 amongst the WFOE, Guangzhou Onion and its Nominee Shareholders, the Nominee Shareholders have pledged all of their respective equity interests in Guangzhou Onion to the WFOE to guarantee the performance of Guangzhou Onion and their obligations under the voting rights proxy agreement, exclusive call option agreement and exclusive business cooperation agreement described above. The WFOE or its designee(s) will have the right to receive all of Guangzhou Onion’s dividends and profits distributed on the pledged equity. If Guangzhou Onion or any of its Nominee Shareholders breaches its contractual obligations, the WFOE is entitled to certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of Guangzhou Onion in accordance with the applicable PRC laws. The Nominee Shareholders agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in Guangzhou Onion, without the prior written consent of the WFOE. This agreement is not terminated until Guangzhou Onion and its Nominee Shareholders fulfill all the contractual obligations under the Contractual Agreements or the termination of this agreement either at the WFOE’s sole discretion or when all of the equity interest in or the assets of Guangzhou Onion have been transferred to the WFOE under the exclusive call option agreement.

Financial support letter

Pursuant to the financial support letter, the Company is obligated and hereby undertakes to provide unlimited financial support to Guangzhou Onion, to the extent permissible under the applicable PRC laws and regulations. The Company agrees to forego the right to seek repayment in the event if Guangzhou Onion is unable to repay such funding.

Resolutions of all shareholders and resolution of the board of directors of the Company

The shareholders and the board of directors resolved that the board of directors or any officer authorized by the board of directors shall cause the WFOE to exercise its rights under the voting rights proxy agreement and the exclusive call option agreement.

On September 26, 2020, the WFOE, the VIE and its Nominee Shareholders entered into an amended and restated voting rights proxy agreement, an amended and restated exclusive call option agreement, an amended and restated exclusive business cooperation agreement and an amended and restated equity interest pledge agreement (the “amended and restated VIE agreements”) to reflect legal entity name changes to the WFOE and the VIE and there were no other material changes to the amended and restated VIE agreements from the summary of terms disclosed above. Therefore, as the Company continues to have the power to direct the activities of the VIE that most significantly impact its economic performance and the obligation to absorb losses of the VIE and the right to receive economic benefits of the VIE that potentially could be significant to the VIE, there was no financial impact to the consolidated financial statements.

Based on the opinion of the Company’s legal counsel, (i) the ownership structure of the WFOE, the VIE and subsidiaries of the VIE are not in violation with applicable PRC laws and regulations currently in effect; (ii) each of the Contractual Agreements are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the financial support letter issued by the Company to the VIE, will not conflict with or result in a breach of the memorandum and articles of association of the Company or any laws, public rule or regulations currently in force in the Cayman Islands.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of their current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. As a result, the Company may not be able to direct the activities of the VIE that most significantly impact the VIE’s economic performance, which may result in deconsolidation of the VIE.

The following financial statement balances and amounts of the Group’s VIE and its subsidiaries were included in the accompanying consolidated financial statements:

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	111,385	81,106	12,728
Restricted cash	8,014	11,017	1,729
Short-term investments	73,160	—	—
Accounts receivable, net	1,233	2,268	356
Inventories, net	3,157	13,493	2,117
Loans receivable, net	5,575	—	—
Prepayments and other current assets	40,616	25,493	4,000
Amounts due from related parties	5,488	13	2
Amount due from the Company and its subsidiaries	329,943	246,688	38,711
Total current assets	578,571	380,078	59,643
Non-current assets:
Property and equipment, net	9,200	10,908	1,712
Deferred tax assets	4,582	15,891	2,494
Total non-current assets	13,782	26,799	4,206
Total assets	592,353	406,877	63,849
LIABILITIES
Current liabilities:
Short-term bank loans	24,200	—	—
Accounts payable	26,527	1,477	232
Customers advances and deferred revenue	64,110	812	127
Amounts due to related parties	—	4	1
Income tax payable	7,237	556	87
Accrued expenses and other current liabilities	59,338	45,154	7,086
Amounts due to the Company and its subsidiaries	116,867	67,661	10,617
Total current liabilities	298,279	115,664	18,150
Total liabilities	298,279	115,664	18,150

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues	1,072,305	291,744	111,092	43,314
Net income/(loss)	31,942	4,117	(149,932)	(23,528)
Net cash used in operating activities	83,373	(2,736)	(98,792)	(15,503)
Net cash (used in)/generated from investing activities	(64,931)	(17,132)	79,446	12,467
Net cash generated from/(used in) financing activities	1,924	23,315	(7,770)	(1,219)
Effect of exchange rate on cash, cash equivalents and restricted cash	(74)	(1)	(160)	(25)
Net increase/(decrease) in cash, cash equivalents and restricted cash	20,292	3,446	(27,276)	(4,280)

Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIE and subsidiaries of the VIE during the periods presented.

The revenue-producing assets that are held by the VIE and its subsidiaries comprise mainly of permits, domain names, IP rights, operating licenses and fixed assets. The VIE and its subsidiaries contributed an aggregate of 38%, 8% and 4% of the Group’s consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively, after elimination of inter-company transactions. During 2019, 2020 and 2021, the VIE earned inter-company revenues in the amounts of RMB50,521, RMB76,606 and RMB164,910(US$25,878), respectively. In addition, the impact amount of inter-company transactions on net income of the VIE is RMB44,292, RMB75,174 for the years ended December 31, 2019 and 2020, and that on net loss of the VIE is RMB147,660 (US$23,171) for the year ended December 31,2021. There are no consolidated assets of the VIE and its subsidiaries that are pledged or collateralized for the VIE and its subsidiaries’ obligations which can only be used to settle the VIE and its subsidiaries’ obligations, except for the VIE and its subsidiaries’ registered capital and statutory reserves. Relevant PRC laws and regulations restrict a VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. Creditors of the VIE and its subsidiaries do not have recourse to the general credit of the Company for any of the liabilities of the VIE and its subsidiaries. There were no other pledges or collateralization of the assets of the VIE and its subsidiaries.

2.Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE, for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIE and the subsidiaries of the VIE have been eliminated upon consolidation.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to standalone selling prices of performance obligations, active KOC subscription period, allowance for doubtful accounts, inventory provision, impairment of long-term investments, valuation allowance for deferred tax assets, uncertain tax positions, fair value of share-based awards, fair value of financial instruments, fair value of pre-existing equity interests, and non-controlling interests. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation

The functional currency of the Company and its subsidiaries in Hong Kong is the United States dollar (“US$”). The functional currency of the Company’s subsidiary in Korea is the Korean won (“KRW”). The functional currency of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE is the Renminbi (“RMB”). The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss)/income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income/(loss), a component of shareholders’ equity.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.3726 on December 30, 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash mainly represents security deposits held in designated bank accounts for the issuance of a letter of guarantee.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

Short-term investments

Investments that are expected to be realized in cash during the next twelve months are included in short-term investments. The Company accounts for short-term investments in accordance with ASC 320, Investments—Debt and Equity Securities (“ASC 320”). The Company classifies the short-term investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income/(loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive (loss)/income when the decline in value is determined to be other-than-temporary.

Short-term investments comprise of only debt securities, which include wealth management products issued by commercial banks, which are redeemable by the Group at any time and have a variable interest rate indexed to the performance of underlying assets and are classified by the Group as available-for-sale investments. The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company values the short-term available-for-sale debt securities based on the quoted subscription/redemption price published by the relevant banks. For the years ended December 31, 2019, 2020 and 2021, the Group recognized interest income from short-term investments of RMB511, RMB3,183 and RMB2,677 (US$420) in the consolidated statements of comprehensive (loss)/income, respectively. As of December 31, 2019, 2020 and 2021, unrealized holding gains and losses of the available-for-sale investments were not significant.

Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and are recorded net of an allowance for doubtful accounts. Allowances are recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased. Allowance for doubtful accounts recorded as of December 31, 2020 and 2021 were nil.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

Loans receivable, net

Loans receivable, net and loans extended to related parties included in “Amounts due from related parties” on the consolidated balance sheets are carried at amortized cost. An allowance for doubtful accounts represents the Group’s best estimate of the losses inherent in the outstanding loans to third parties and related parties and is recognized when it is probable that the Group will not be able to collect all amounts due according to the contractual terms of the loans. The Group measures loan impairment using the present value of expected future cash flows discounted at the loan’s effective interest rate and losses are recognized as a charge to bad debt expense included in “General and administrative expenses” in the consolidated statements of comprehensive (loss)/income and an increase to the allowance for doubtful accounts. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses. The Group performs periodic reviews to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding debts and considers many factors, including but not limited to, the purpose of the loans, age of the amounts due, terms of the loans, historical collections and the creditworthiness and financial condition of the borrower. Interest income is recognized on loans receivable using the interest method except for when receivables are determined to be uncollectible, interest income is recognized on a cash basis method. Impaired loans are written off after all collection effort has ceased.

Inventories, net

Inventories are comprised of merchandise available for sale and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method and includes all costs to acquire and bring the inventories to their present location and condition. Adjustments to write down the cost of inventories to its estimated net realizable value are made, if required, for slow-moving merchandise and damaged goods. Inventory provisions are recorded in “Costs of revenues” in the consolidated statements of comprehensive (loss)/income.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Office and electronic equipment	5 years
Vehicles	3 to 4 years
Purchased software	2 to 5 years
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss)/income.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated useful life
Intellectual Property	2 to 4 years

Intangible assets represent license fees paid to intellectual property rights holders for the use of adaptation rights in the development of mobile games that the Group is going to launch on its social e-commerce platforms. The Group amortizes the intangible assets using the straight-line method over the contractual term of the respective license agreements. For the years ended December 31, 2019, 2020 and 2021, the Group recorded amortization expense of RMB nil, RMB nil and RMB 6,132(US$963), respectively.

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a long-lived asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates a long-lived asset or a group of long-lived assets for impairment by comparing their carrying amount to the expected undiscounted net cash flows expected to result from the use of the long-lived asset or asset group and their eventual disposition. If the sum of the expected undiscounted net cash flows is less than the carrying amount of the long-lived asset or asset group, an impairment loss is recognized based on the excess of the carrying amount over its fair value. Fair value is estimated based on a discounted cash flow approach, or when available and appropriate, to comparable market prices.

For the periods presented, no impairment charges were recognized on the Group’s long-lived assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the Company’s segment manager regularly reviews the operating results of that component. The Group determined that it has one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative impairment test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

No impairment of goodwill was recorded during the year ended December 31, 2021.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value and equity method investments.

Equity investments without readily determinable fair value

The Group has early adopted ASC 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

Equity method investments

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When the Group has other investments in its equity-method investee (including, but not limited to, preferred stock, debt securities and loans to the investee) and was not required to advance additional funds to that investee, the Group would continue to report its share of equity method losses in its consolidated statement of comprehensive (loss)/income after its equity method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of its other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. Unrealized inter-company profits and losses related to equity investees are eliminated. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. The Group considers the financial condition and near-term prospects of the investee including the investee’s ability to sustain earnings and generate operating cash flows and any specific events that may influence the operations of the investee in determining whether equity method investments are recoverable. An impairment loss is recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income when a decline in value of an equity method investment is determined to be other-than-temporary.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Revenue recognition

The Group’s revenues are primarily derived from product sales through its e-commerce platforms and the provision of subscription and marketplace services.

On January 1, 2018, the Group elected to early adopt ASC 606, Revenue from contracts with Customers (“ASC 606”) using the full retrospective method. The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. The Group acts as the principal and records revenue on a gross basis if it obtains control over the specified goods and services before they are transferred to the customers and would also generally be subject to inventory risk and have latitude in establishing prices. When the Group acts as an agent, revenue is recorded on a net basis and the Group also generally does not bear any inventory risk nor have the ability to establish price.

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

Product sales

The Group primarily recognizes revenue from the sale of beauty products, maternal and baby products, food and beverages, fast fashion goods, wellness and other consumer products through its social e-commerce platforms. Customers are required to pay for the products in advance and amounts received are recorded as “Customer advances and deferred revenue” on the consolidated balance sheets. In arrangements with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative standalone selling price. Standalone selling prices are generally determined based on the prices charged to customers or using expected cost plus a margin. Product revenues are recognized at a point in time when the products are accepted by the customers, which occurs when customers confirm acceptance of the products or when it is deemed to occur 21 days after delivery of the products, as stipulated in the Group’s sales policies published on its social e-commerce platforms.

The Group offers an unconditional right of return for a period of seven days upon the customer’s receipt of the products. Estimated merchandise returns are estimated using the expected value method based on historical return patterns. The Group recognizes revenues net of estimated merchandise returns and records a refund liability included in “Accrued expenses and other liabilities” in the consolidated balance sheets. As of December 31, 2019, 2020 and 2021, estimated merchandise returns were not significant.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

In 2019, the Group launched a customer loyalty program which grants loyalty points to customers when they purchase products from the Group’s social e-commerce platforms. Loyalty points are redeemable for cash discounts that can be offset against the selling price of future purchases made by customers or redeemed for a 12-month trial of a KOC subscription. The Group considers loyalty points as a separate performance obligation and allocates the total transaction price proportionally between the products sold and the loyalty points granted based on their relative standalone selling prices. The Group also provides discounts and coupons to its customers without concurrent purchases and recognizes them as a reduction of product revenues when they are utilized by customers in a sales transaction.

Revenue is recorded net of value-added taxes (“VAT”), custom duties and consumption taxes collected on behalf of the government. Revenues also include delivery fees charged to customers who do not meet the minimum order requirements for free shipping. The Group utilizes external logistic service providers to deliver products to its customers and records the shipping and handling costs as “Fulfillment expenses” in the consolidated statements of comprehensive (loss)/income.

Services rendered

The Group earns subscription service revenue from providing its KOCs with a lifetime subscription service in exchange for a non-refundable upfront fee. KOC subscribers are entitled to earn referral incentives from the Group. The amount of referral incentives is determined by an agreed formula based on the successful completion of product orders placed by customers referred by them, which are recorded as “Costs of revenues” in the consolidated statements of comprehensive (loss)/income. KOC subscribers are not required to purchase any products from the Group’s social e-commerce platforms in order to become a subscriber. The Group is the principal in the subscription service revenue transaction and recognizes revenue based on the amount they are entitled to in exchange for transferring promised services to KOCs. The receipt of subscription fees is initially recorded as deferred revenue and recognized as revenue on a straight-line basis over the estimated active KOC subscription period as that is when customers simultaneously receive and consume benefits from the Group’s performance and the Group’s efforts or inputs are expended evenly throughout the performance period. Judgment is required to estimate the active KOC subscription period and changes to such estimates could impact the amount of subscription service revenue recognized. The active KOC subscription period is estimated based on historical KOC usage patterns of KOC accounts which are determined on a daily basis by comparing the proportion of KOC accounts with generated orders to the total KOC accounts, considering KOC accounts registered on or after January 1, 2016. The Group then uses a regression model to simulate a KOC retention rate curve based on the daily historical KOC usage patterns. Based on this KOC retention rate curve, the Group estimates the average number of days during which a KOC account remains active after its initial registration. The active KOC subscription period is estimated to be no more than two years for the periods presented.

Revision to the Group’s estimates of active KOC subscription period are accounted for as a change in accounting estimate on a prospective basis in accordance with ASC 250, Accounting Changes and Error Corrections (“ASC 250”). The Group reviews and revises such estimates, if necessary, on a periodic basis and at a minimum, on an annual basis. As a result of the change in estimate in 2019, total revenues and net income decreased by RMB34,237 and basic and diluted earnings per share decreased by RMB4.28. As a result of the change in estimate in 2020, total revenues and net income increased by RMB31,216 and basic and diluted earnings per share increased by RMB3.91. As a result of the change in estimate in 2021, total revenues and net loss decreased by RMB3,611(US$567) and basic and diluted earnings per share decreased by RMB0.38(US$0.06).

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

Cost of revenues

Costs of revenues mainly consist of costs associated with procuring products including inbound shipping charges, referral incentives and inventory provisions. Inbound shipping charges to receive merchandise from suppliers are included in inventories and recognized as cost of revenues upon sale of the merchandise to the customers.

Payment processing, packaging material and product delivery costs are classified as “Fulfillment expenses” in the consolidated statements of comprehensive (loss)/income. Cost of revenues does not include outbound shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

Vendor rebates

The Group periodically receives consideration from certain vendors, representing rebates for products purchased over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ merchandise and they do not represent a reimbursement of costs incurred by the Group to sell the vendors’ merchandise. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the purchased merchandise and therefore the Group records such amounts as a reduction of cost of revenues. Rebates are earned when meeting minimum purchase thresholds specified in the contracts. When rebates can be reasonably estimated based on the Group’s past experience and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold.

Fulfillment expenses

Fulfillment expenses mainly consist of (i) expenses incurred in operating the Group’s warehouses, including rental and personnel costs, (ii) expenses charged by external logistic service providers for dispatching and delivering the Group’s products, and (iii) payment processing and related transaction costs charged by third-party payment platforms. The outbound shipping and handling costs included in fulfillment expenses were RMB99,369, RMB84,537 and RMB74,417 (US$11,678) for the years ended December 31, 2019, 2020 and 2021, respectively.

Technology and content expenses

Technology and content expenses mainly consist of payroll and related expenses for employees involved in research and development, designing, developing and maintaining the Group’s editorial content and social e-commerce platforms and improving big data technologies. Technology and content expenses also includes equipment and software depreciation, bandwidth costs and other expenses necessary to support the Group’s business. To date, expenditures incurred between when the application has reached the development stage and when it is substantially complete and ready for its intended use have been insignificant and as a result, the Group did not capitalize any qualifying software development costs. Technology and content expenditures are expensed as incurred.

Selling and marketing expenses

Selling and marketing expenses primarily consist of staff cost, promotion and marketing expenses, and others.

The Group rewards cash incentives to O’Partners for their product promotion efforts based on the results of their relevant marketing and promotional activities, such as the number of KOCs invited by O’Partners and product sales and subscription fees generated by an O’Partner’s referrals. Cash incentives paid to O’Partners are determined based upon an agreed-upon formula that is consistently applied for each O’Partner and therefore, determined to be at fair value in exchange for services provided. Cash incentives paid to O’Partners are recognized as “Selling and marketing expenses” in the consolidated statements of comprehensive (loss)/income and were RMB31,069,RMB33,871 and RMB32,108 (US$5,038) for the years ended December 31, 2019, 2020 and 2021, respectively.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

The Group hosts online and offline events from time to time, including seminars and campaigns, aimed at providing consumers with useful information and promote its brand and product awareness. Occasionally, the Company invites O’Partners and KOCs to attend these events to share their shopping experience and provide O’Partners and KOCs with opportunities to make new social contacts and expand their social network. The Group records the expenses for hosting these events in “Selling and marketing expense” in the consolidated statements of comprehensive (loss)/income, which were RMB22,421,RMB13,386 and RMB24,398 (US$3,829) for the years ended December 31, 2019, 2020 and 2021, respectively.

Advertising expenditures

Advertising expenditures which consist primarily of online advertising are expensed as incurred and included in “Selling and marketing expenses” in the consolidated statements of comprehensive (loss)/income. Advertising expenditures incurred for the years ended December 31, 2019, 2020 and 2021 were RMB32,542, RMB34,628 and RMB19,029 (US$2,986), respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any capital leases as a lessee or leases whereby it is the lessor for any of the periods presented.

Leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease terms. The Group leases office space and warehouses under operating lease agreements. Certain lease agreements contain rent holidays and escalating rental payments. Rent holidays and escalating rental payments are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies considered operating in nature with no further conditions to be met are recorded as operating income when received while government subsidies with certain operating conditions to be met in the future are recorded as deferred government subsidies when received and are recorded as operating income when the conditions are met.

For the years ended December 31, 2019, 2020 and 2021, the Group received government grants of RMB13,105, RMB10,238 and RMB2,694 (US$423), respectively, which were included in “Other operating income” in the consolidated statements of comprehensive (loss)/income. The amount of deferred government subsidies was immaterial as of December 31, 2019, 2020 and 2021.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable PRC tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified as “Income tax expenses” in the consolidated statements of comprehensive (loss)/income.

Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”) to account for its employee share-based awards and early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2018. Therefore, for non-employee share-based payments, the Group also applies ASC 718 to account for share-based awards for acquiring goods and services from non-employees at grant date fair value.

In accordance with ASC 718, the Group determines whether an award should be accounted for as a liability award or equity award. All the Group’s share-based awards to employees and non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group also elected to account for forfeitures as they occur.

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the unrecognized compensation cost remaining from the original grant-date valuation is recognized over the remainder of the employee’s original requisite service period, while the incremental compensation cost is recognized over the remaining service period of the modified award.

If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award. If an award has a vesting condition that was improbable of being achieved both before and after the modification, the original grant-date fair value is not considered relevant and the fair value of the modified award is used to recognize compensation cost if it ultimately vests.

A cancellation of outstanding awards with no replacement awards is accounted for as a repurchase for no consideration. Therefore, any previously unrecognized compensation cost shall be recognized at the cancellation date.

With the assistance of an independent third-party valuation firm, the Group used the discounted cash flow method to determine the underlying equity value of the Group and used an equity allocation model to estimate the fair value of its restricted share units (“RSUs”).

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

Employee benefit expenses

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. The total expenses the Group incurred for the plan were RMB8,773, RMB5,501 and RMB16,576 (US$2,601) for the years ended December 31, 2019, 2020 and 2021, respectively.

Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Group’s comprehensive (loss)/income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive (loss)/income. Unrealized holding gains and losses of the available-for-sale investments were insignificant for all periods presented.

Segment reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Board of Directors, as the CODM, reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group revenues are derived from within the PRC, no geographical segments are presented.

Deferred IPO costs

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded in prepayments and other current assets and will be charged against the gross proceeds received from such offering.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

(Loss)/earnings per share

(Loss)/earnings per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). The two-class method is used to compute earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The redeemable preferred shares are participating securities because they were entitled to receive dividends or distribution on an as converted basis while they were outstanding prior to the Reorganization in 2018. However, the computation of basic (loss)/earnings per share using the two-class method was not applicable in 2018 as the Group was in a net loss position and net loss is not allocated to the redeemable preferred shares as they are not obligated to share the losses of the Group based on their contractual terms. As part of the Reorganization, the Company issued ordinary shares to the Preferred Shareholders in exchange for their preferential equity interests in Guangzhou Onion. On September 19, 2018, the preferential rights associated with the redeemable preferred shares of Guangzhou Onion were removed. Therefore, the two-class method was not applicable in 2019 and 2020 as the redeemable preferred shares were no longer outstanding and basic (loss)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2019 and 2020, respectively.

Diluted (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. The outstanding RSUs with an IPO vesting condition are not considered contingently issuable shares for the years ended December 31, 2019 and 2020 are excluded from the computation of diluted (loss)/earnings per share.

Since 2021, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares for the year ended December 31, 2021.

Recently issued accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (Continued)

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity- classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In July 2021, the FASB issued an update (“ASU 2021-05”) Lessors - Certain Leases with Variable Lease Payments to ASC Topic 842, Leases (“ASC 842”). ASU 2021-05 provides additional ASC 842 classification guidance as it relates to a lessor’s accounting for certain leases with variable lease payments. ASU 2021-05 requires a lessor to classify a lease with variable payments that do not depend on an index or rate as an operating lease if either a sales-type lease or direct financing lease classification would trigger a day-one loss. ASU 2021-05 is effective for fiscal years beginning after 15 December 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

3.Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, amounts due from related parties and other receivables from third-party payment platforms. As of December 31, 2020 and 2021, the aggregate amount of cash and cash equivalents and short-term investments of RMB243,340 and RMB111,179 (US$17,446), respectively, were held at major financial institutions located in the PRC, and RMB109,597 and RMB187,886 (US$29,484), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Loans receivable is derived from loan to a third-party company in the PRC. The risk with respect to loans receivable is mitigated by credit evaluations the Group performs on the third-party company and its ongoing monitoring process of outstanding balances. Other receivables from third-party payment platforms (Note 5) derived from merchandise sales on the Group’s social e-commerce platforms are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected third-party payment platforms that are reputable and market leaders. There has been no default of payments from these third-party payment platforms.

Accounts receivable are typically unsecured and are derived from sales of products to product resellers and distributors. As of December 31, 2020 and 2021, the Group had two and three customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

3Concentration of Risks (Continued)

Business economic risk

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for products and services; competitive pressures due to new entrants; advances and new trends in new technology; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Concentration of customers and suppliers

No individual customer represented greater than 10% of the Group’s total revenues for the years ended December 31, 2020 and 2021, respectively.

There were purchases from two suppliers for logistic services which individually represented 15% and 12% of the total amount of logistic service purchases made by the Company for the year ended December 31,2020. There were purchases from three suppliers for logistic services which individually represented 19%, 15% and 13% of the total amount of logistic service purchases made by the Company for the year ended December 31, 2021.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities which primarily relate to interest expenses incurred with respect to short-term bank loans and long-term loan and interest income generated from short-term investments and loans receivable extended to a third party and related parties. Although interest-bearing assets and liabilities carrying a degree of interest rate risk; the Group has not been exposed to, nor anticipates being exposed to, material risks due to changes in market interest rates. and does not use any derivative financial instruments to manage its interest risk exposure. The Group has not used derivative financial instruments to manage its interest rate risk exposure.

Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents is denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Group’s earnings and financial position in US$.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

4.Inventories, net

Inventories consist of the following:

	As of As of December 31,
	2020	2021
	RMB	RMB	US$
Merchandise	457,469	643,130	100,921
Inventories provision	(14,841)	(18,139)	(2,846)
	442,628	624,991	98,075

5.Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of As of December 31,
	2020	2021
	RMB	RMB	US$
Prepaid expenses(i)	38,322	316,162	49,613
Receivables from third-party payment platforms(ii)	87,595	12,520	1,965
Deposits	29,770	10,518	1,651
VAT recoverable	14,333	6,460	1,014
Deferred IPO costs	8,084	—	—
Others	11,708	33,302	5,224
	189,812	378,962	59,467

(i)	Prepaid expenses represent the prepayments for purchase of inventories and business operating expenses.
(ii)	Receivables from third-party payment platforms represent cash due from the third-party payment service providers in relation to their processing of payments to the Group. No allowance for doubtful accounts was provided for these receivables.

6.Long-term investments

The Group’s long-term investments are investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock of the investee but does not own a majority equity interest or control. The carrying amount of the Group’s equity method investments was RMB4,990 and RMB10,798 (US$1,694) as of December 31, 2020 and 2021, respectively.

Before year 2020, the Group has significant influence over, Guangzhou Bauhinia Technology Co., Ltd. (“Zi Jun”) and its retained 40% equity interest was accounted for as an equity method investment. In January 2020, the Group entered an equity interest transfer agreement to acquire an additional 13.33% equity interests of Zi Jun for cash consideration of RMB200 (US$31), which would result in the Group holding a total equity interest of 53.33%. However, considering the substantive participating rights held by the other shareholders of Zi Jun, the Group continued to account for its investments as an equity method investment as the Group did not obtain control of Zi Jun. The Group’s investment in common shares of Zi Jun was reduced to nil during 2019. Due to the outstanding balance of loans extended by the Group to the investee, the Group continued to pick up its share of losses from Zi Jun amounting to RMB17,426 for the years ended December 31, 2020, which were offset against the outstanding balance of loans extended by the Group to the investee. In September 2020, the Group acquired an additional 6.67% equity interest of Zi Jun for total cash consideration of RMB89 (US$14), which resulted in the Group holding a total equity interest of 60%. Upon the closing of this transaction, the Group obtained control of Zi Jun and no further share of income/losses from Zi Jun was recgnonised since then.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

6.Long-term investments (Continued)

As of December 31, 2020 and 2021, the Group’s accounted for its 40% equity interest in Alnilam International Co., Limited(“Alnilam”) as an equity method investment. The Group recognized a total RMB1,302 share of losses from Alnilam for the years ended December 31, 2020, which were offset against the outstanding balance of loans extended by the Group to the investee. The Group’s share of (loss)/income from Alnilam for the year ended December 31, 2021 was insignificant.

In April 2021, Sunwah Ocean Co., Ltd (“Sunwah”) was set up for which 49% and 51% of Sunwah’s equity interest was held by the Group and a third-party investor, respectively. The Group can exercise significant influence but does not own a majority equity interest in or have control over the investee. The Group recognized RMB nil and RMB895 (US$140) share of income from Sunwah as of December 31, 2020 and 2021, respectively.

As of December 31,2019, 2020 and 2021, besides Sunwah, the Group also held several other equity method investments, all of which the Group can exercise significant influence but does not own a majority equity interest in or have control over the investee. None of the investments, either individually or in aggregate, is considered material to the Group’s financial position. The share of losses from these other equity method investments were RMB 75 and RMB151 for the years ended December 31, 2019 and 2020, respectively, and the share of income from these other equity method investments were RMB265 (US$42) for the year ended December 31, 2021.

7.Property and Equipment, net

Property and equipmesnt consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Office and electronic equipment	6,763	9,157	1,437
Vehicles	1,601	5,289	830
Purchased software	6,124	8,482	1,331
Leasehold improvements	12,982	18,060	2,834
	27,470	40,988	6,432
Accumulated depreciation	(11,876)	(20,345)	(3,193)
	15,594	20,643	3,239

For the years ended December 31, 2019, 2020 and 2021, the Group recorded depreciation expense of RMB3,499, RMB4,828 and RMB9,917 (US$1,556), respectively.

8.Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	As of As of December 31,
	2020	2021
	RMB	RMB	US$
Accrued referral incentives	101,542	139,402	21,875
Other tax payables	46,213	32,848	5,155
Payroll payable	22,949	22,452	3,523
Payable to merchants	4,040	2,163	339
Others	58,843	48,877	7,670
	233,587	245,742	38,562

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

9.Short-term Bank Loans and Long-term Loan

Short-term bank loans

In January 2021, the Group renewed the short-term loan facility with the Shanghai branch of Standard Chartered Bank, pursuant to which the Group is entitled to borrow a US$ denominated loan facility of US$18,277 (equivalent to RMB116,471). The term of each draw down should be no longer than 90 days, and the interest rate is determined each time before drawing down. During the year ended December 31, 2021, the Group drew down a total of RMB113,011 (US$17,734) with interest rates ranging from 1.3% to 1.7% and made total repayments of RMB104,759 (US$16,439). As of December 31, 2021, the outstanding balance of the short-term loan facility was RMB28,152 (US$4,418), and was repaid in full when due in January 2022. The bank loan is guaranteed by the Company’s Chief Executive Officer (“CEO”), Mr. Cong (Kenny) Li.

The Group renewed the short-term loan facility with Guangzhou branch of Hong Kong and Shanghai Banking Corporation Limited Bank, pursuant to which the Group is entitled to borrow a US$ denominated loan facility of US$21,415 (equivalent to RMB136,471). The term of each draw down should be no longer than 90 days, and the interest rate is determined as 1.85%. During the year ended December 31, 2021, the Group drew down a total of RMB120,222 (US$18,865) with interest rate ranging from 1.40% to 1.80% and made total repayments of RMB94,577 (US$14,841). As of December 31, 2021, the outstanding balance of the short-term loan facility was RMB24,641 (US$3,866), which will be fully repaid until April 2022.

In April 2021, the Group signed a short-term loan arrangement with Shinhan Bank Co., Ltd, pursuant to which the Group has the right to borrow a KRW 2.1 million (equivalent to RMB 11,256) loan due in April 2022. As of December 31, 2021, the outstanding balance of the short-term loan facility was nil.

Long-term loan

In February 2020, the Group entered into a long-term loan agreement with Korea SMEs and Startups Agency, pursuant to which the Group is entitled to borrow KRW200,000 (equivalent to RMB1,199). As of December 31, 2021, the outstanding balance of the long-term loan was RMB1,072 (US$168) with an interest rate of 1.73% and the loan principal is repayable as follows:

	As of December 31, 2021
	RMB	US$
2022	269	42
2023	357	56
2024	357	56
2025	89	14
	1,072	168

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

10.Share-based Compensation

Share incentive plan of Guangzhou Onion

Prior to the Reorganization, in order to provide incentives and rewards to the Group’s directors, senior management, employees and consultants, the Group adopted a share incentive plan that was approved by the shareholders and the sole director of Guangzhou Onion in December 2015 (the “2015 Share Incentive Plan”). A total of 660,000 ordinary shares of Guangzhou Onion were initially reserved for issuance. The plan has a contractual term of ten years.

In December 2015, the Group granted 660,000 RSUs of Guangzhou Onion to certain directors, senior management, employees and consultants. The RSUs granted will only vest upon the closing of an IPO, with no prerequisite service period. All outstanding RSUs granted by Guangzhou Onion were replaced by the Company’s RSUs in May 2019.

Restricted share unit scheme of the Company

On May 3, 2019, the Company adopted a restricted share unit scheme (“2019 RSU Scheme”) for the purpose of providing incentives and rewards to the Group’s directors, senior management, employees and consultants. Under the 2019 RSU Scheme, a total of 1,115,466 ordinary shares were initially reserved for issuance. As of December 31, 2019 and 2020, 965,103 ordinary shares are held by Onion Plus Group Limited (“Onion Plus”), a British Virgin Islands company which agreed to hold such ordinary shares for the sole benefit of the participants under the 2019 RSU Scheme, and 150,363 ordinary shares are held by Evolution Infinity Limited (“Evolution Infinity”), a British Virgin Islands company ultimately controlled by Ms. Shan (Mio) Ho, the former Chief Financial Officer of the Group. Onion Plus and Evolution Infinity has waived all rights associated with these 1,115,466 ordinary shares, including voting and dividend rights and these ordinary shares are considered legally issued but not outstanding.

The total 660,000 outstanding RSUs of Guangzhou Onion under the 2015 Share Incentive Plan were replaced and carried over on a one-for-one basis to the 2019 RSU Scheme after the Group’s Reorganization. In addition to the IPO performance condition, a service condition was introduced, as the RSUs are forfeited upon the termination of the grantee’s service for any reason. The Group assessed the impact of this modification, which due to the IPO performance condition, is considered improbable of being achieved both before and after the modification. Therefore, the future compensation costs are measured based on the fair value of the modified award (i.e. the Company’s RSU) on the modification date.

A summary of the RSU activities under 2019 RSU Scheme are stated below:

		Weighted average
	Number of RSUs	grant date fair value
		RMB
Unvested，January1，2021	751,094	184
Granted	362,867	628
Vested	(1,074,371)	320
Forfeited	(12,439)	422
Unvested，December 31，2021	27,151	614

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

10.Share-based Compensation (Continued)

The Group recognized share-based compensation expenses for the year ended December, 2019, 2020 and 2021 as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Technology and content expenses	—	—	3,333	523
Selling and marketing expenses	—	—	13,561	2,128
General and administrative expenses	—	—	333,213	52,288
	—	—	350,107	54,939

With the assistance of an independent third-party valuation firm, the Group used the discounted cash flow method to determine the underlying equity value of the Group and used an equity allocation model to determine the fair value of the RSUs as of the dates of issuance and modification. Due to the IPO performance condition, the Group did not recognize any shared-based compensation expense related to the Company’s RSUs for the periods presented and will only recognize share-based compensation expense measured as of the respective grant dates upon the completion of an IPO.

Restricted shares

In connection with the issuance of the Series A preferred shares in 2016, the Founders entered into an arrangement with the Series A preferred shareholders, whereby 50% of their equity interests in Guangzhou Onion (the “Founders’ Equity”) became subject to service and transfer restriction. Such Founders’ Equity is subject to repurchase by the Group upon early termination of the Founders’ requisite period of employment at the minimum price permitted under PRC laws. The restricted shares vest annually in equal installments over a two-year period from the issuance date of the Series A Preferred Shares. This arrangement was accounted for as a grant of restricted share awards subject to service vesting conditions.

With the assistance of an independent third-party valuation firm, the Group used the discounted cash flow method to determine the underlying equity value of Guangzhou Onion and used an equity allocation model to determine the fair value of the Founders’ Equity as of the date of restriction. The aggregate fair value of the Founders’ Equity was RMB79,463.

Modification of restricted shares

In connection with the issuance of the Series B preferred shares in 2017, the Founders entered into another arrangement with the Series B preferred shareholders, which extended the vesting period of the Founders’ Equity to two years from the issuance date of the Series B preferred shares. On the modification date, the fair value of the Founders’ Equity immediately after the modification was less than their fair value immediately before the modification, primarily due to the reallocation of enterprise value to the Series A and Series B preferred shareholders based on their preferential rights, as certain Series Pre-A preferred shares were redesignated as Series A and Series B preferred shares. Therefore, the Group did not recognize any incremental compensation cost related to such modification.

As part of the Reorganization, the vesting restrictions on the Founders’ Equity were waived by the Preferred Shareholders. The Group considers this to be an award cancellation and as a result, the remaining unrecognized share-based compensation expense related to the Founder’s restricted shares of RMB39,515 was immediately recognized on the date of cancellation and included in “General and administrative expenses” in the consolidated statement of comprehensive loss for the year ended December 31, 2018.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.Income Taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gains arising from Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, the subsidiaries in Hong Kong are subject to the Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. Under the Hong Kong tax law, the subsidiary in Hong Kong is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s subsidiaries, the VIE and subsidiaries of the VIE in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for certain entities eligible for preferential tax rates.

In accordance with the PRC Income Tax Laws, an enterprise awarded with the High and New Technology Enterprise (“HNTE”) certificate may enjoy a reduced EIT rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. Guangzhou Onion obtained HNTE certificate in December 2021 and is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023.

The corporate income tax rate for Doubletree (Tibet) Trading Co., Ltd. is 15% based on the relevant tax regulations of Tibet Autonomous Region. The Tibet local government has exempted 40% of corporate income tax payable from enterprises in Tibet Autonomous Region for a period of three years commencing from January 1, 2018 to December 31, 2021. Therefore, Doubletree (Tibet) Trading Co., Ltd. enjoyed an effective tax rate of 9% for the years presented.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Korea

Under the Korean Corporate Income Tax Act, an entity in Korea is subject to corporate tax of 22% on its income for each business year. Payments of dividends by a Korea entity to non-Korea resident enterprises shall be subject to 22% withholding tax, unless the respective non-Korea resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with Korea that provides for a reduced withholding tax rate or an exemption from withholding tax.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.Income Taxes (Continued)

The Group’s income/(loss) before income taxes consists of:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
PRC	23,514	103,301	(42,371)	(6,649)
Non-PRC	94,387	134,549	(317,544)	(49,830)
	117,901	237,850	(359,915)	(56,479)

The current and deferred components of income tax expense included in the consolidated statements of comprehensive (loss)/income are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Current income tax expense	23,184	27,595	13,712	2,150
Deferred income tax benefit	(8,117)	2,253	(20,745)	(3,255)
	15,067	29,848	(7,033)	(1,105)

The reconciliations of the income tax expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
(Loss)/Income before income tax	117,901	237,850	(359,915)	(56,479)
PRC statutory tax rate	25%	25%	25%	25%
Income tax expense at PRC statutory tax rate of 25%	29,476	59,462	(89,979)	(14,120)
International rate differences	(6,001)	(11,379)	4,947	776
Share based compensation costs	—	—	87,527	13,735
Preferential rate differences	(13,977)	(10,258)	341	54
Research and development expenses	(3,375)	(3,108)	(1,432)	(225)
Non-deductible expenses	884	1,805	1,132	178
Non-taxable income	(1)	(25)	(58)	(9)
Statutory income/(expenses)	14,013	(11,690)	(19,489)	(3,058)
Changes in tax rate	(415)	—	—	—
Late payment surcharge	—	(50)	(33)	(5)
Changes in valuation allowance	(5,537)	5,091	10,011	1,569
	15,067	29,848	(7,033)	(1,105)

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.Income Taxes (Continued)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets, net
Tax losses	10,304	42,139	6,613
Depreciation	67	40	6
Accrued payroll expenses	1,572	754	118
Long-term investments impairment	2,700	1,620	254
Share of losses on equity method investments	794	525	82
Allowance for doubtful accounts	437	428	67
Less: valuation allowance	(9,667)	(18,554)	(2,911)
Deferred tax assets, net	6,207	26,952	4,229

The Group operates through several subsidiaries, the VIE and subsidiaries of the VIE. Valuation allowance is considered for each of the entities on an individual basis.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. As of December 31, 2019, 2020 and 2021, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative loss position.

As of December 31, 2019, 2020 and 2021, the Group had deductible tax losses of RMB29,403, RMB37,936 and RMB147,639 (US$23,168) mainly deriving from entities in the PRC and Hong Kong. The tax losses in Hong Kong can be carried forward without an expiration date. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter. Certain of the tax losses arising from the entities in the PRC will begin to expire in 2022, if not utilized.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIE and subsidiaries of the VIE located in the PRC. Therefore, no withholding tax has been accrued as of December 31, 2019, 2020 and 2021.

Unrecognized Tax Benefit

As of December 31, 2019, 2020 and 2021, the Group recorded unrecognized tax benefit of RMB2,183, RMB1,430 and RMB1,747 (US$274), respectively, among which, RMB1,367, RMB718 and RMB1,630 (US$256) were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefit was mainly related to the cumulative under reporting of statutory profits before tax. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021, the unrecognized tax benefits of RMBRMB1,747 (US$274), if ultimately recognized, will impact the effective tax rate. For the years ended December 31, 2019, 2020 and 2021, interest expense of RMB nil, RMB nil and RMB nil (US$ nil) was accrued in relation to the unrecognized tax benefit. Accumulated interest expenses recorded related to unrecognized tax benefit were RMB409, RMB409 and RMB409 (US$64) as of December 31, 2019, 2020 and 2021, respectively.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.Income Taxes (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Balance at the beginning of the year	447	2,183	1,430	224
Increase	1,736	—	317	50
Decrease	—	(753)	—	—
Balance at the end of the year	2,183	1,430	1,747	274

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiary, the VIE and subsidiaries of the VIE. Accordingly, the PRC tax filings from 2016 through 2021 remain open to examination by the respective tax authorities as of December 31, 2021. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

12.Earnings/(loss) Per Share

The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the following periods:

	For the year ended December 31,
	2019	2020	2021
			Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income/(loss) attributable to Onion Global Limited	103,195	209,659	(172,988)	(27,146)	(183,229)	(28,752)
Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	7,993,846	7,993,846	4,569,509	4,569,509	4,840,000	4,840,000
Earnings/(loss) per share - basic and diluted	13	26	(38)	(6)	(38)	(6)

The outstanding RSUs are considered contingently issuable shares. Due to the IPO performance condition, the contingently issuable shares were excluded from the computation of diluted (loss)/earnings per share for the years ended December 31, 2019 and 2020. The effect of unvested RSUs were excluded from the computation of diluted loss per share for the year ended December 31, 2021 as its effect would be anti-dilutive.

1,115,466 and 1,115,466 ordinary shares held by Onion Plus and Evolution Infinity as of December 31, 2019 and 2020, respectively, were considered issued but not outstanding and therefore not included in the calculation of basic and diluted (loss)/earnings per share for the year ended 2019 and 2020. For the year ended December 31, 2021, vested RSUs of 1,074,371 were recognized as dilutive factors and included in the calculation of diluted (loss)/earnings per share.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13.Shareholders’ Equity

On May 7, 2021, the Company completed its IPO on the NYSE. 9,709,620 ADS representing 970,962 Class A ordinary shares were sold at $7.25 per ADS, or $72.5 per share. Net proceeds from the IPO including underwriter options after deducting underwriting discount and offering expenses were approximately RMB383.2 million (US$60.1 million). The deferred IPO costs were recorded as a reduction of the proceeds received from the IPO in the shareholders’ (deficit) equity.

Upon completion of the Company’s IPO on May 7, 2021, ordinary shares were re-designated on a one-for-one basis into 5,199,179 Class A ordinary shares and 4,840,000 Class B ordinary shares, respectively.

On November 3, 2021, the Company consummated the private placement investment and issued (i) 472,583 Class A ordinary shares to the PIPE Investors, and (ii) PIPE Warrants to the PIPE Investors to purchase up to 4,725,830 ADSs representing 472,583 Class A ordinary shares, at an exercise price of US$5.30 per ADS (or US$5.30 per 0.1 of a Class A ordinary share) and (iii) PA Warrants to four designees of the Placement Agent to purchase up to 354,440 ADSs representing 35,444 Class A ordinary shares, at an exercise price of US$6.625 per ADS (or $6.625 per 0.1 of a Class A ordinary share), as part of the compensation to the Placement Agent for their services to us pursuant to certain engagement letter between the Company and the Placement Agent. Net proceeds from the private placement was RMB135.8 million (US$21.3 million).

14.Related Parties Transactions

a)	Related Parties

Name of related parties	Relationship with the Group
Guangzhou Panhai Technology Co., Ltd. (“Pan Hai”)	Equity investee
Alnilam International Co., Limited (“Alnilam”)	Equity method investee
Sunwah Ocean Co., Ltd. (“Sunwah”)	Equity method investee
Guangzhou Newton Education Technology Co., Ltd (“Newton Education”)	Equity method investee for which our company owns 33.33% interest that was subsequently liquidated in 2020.
Guangzhou Bauhinia Technology Co., Ltd (“Zi Jun”)	Equity method investee for which a controlling interest was acquired in September 2020 and the entity became a subsidiary of us.
Chengdu Gentleman Technology Co., Ltd (“Jun Mi”)	Entity controlled by one of the officers of our company
Guangzhou Zhi Nao Education Technology Co., Ltd (“Zhi Nao”)	Equity investee that was subsequently disposed of by the Group in 2020
Easymedia（Guangzhou）Co., Ltd. (“Yi Xin”)	Entity controlled by one of the officers of the Company
Hong Kong Fairlady Limited (“HK Fairlady”)	Entity controlled by one of the officers of the Company
Guangzhou Pioneer Deux Investment Co., Ltd (“Explorer”)	Entity controlled by one of the officers of the Company
Guangzhou Raspberry Technology Co., Ltd. (“GZ Raspberry ”)	Entity controlled by one of the officers of the Company
Guangzhou Rock&Roll Technology Co.,Ltd. (“Rock&Roll”)	Entity controlled by one of the officers of the Company
Raspberry International CO., Limited Ltd (“Raspberry ”)	Entity controlled by one of the officers of the Company
Hong Kong Easymedia Limited (“HK Easymedia”)	Entity controlled by one of the officers of the Company
Guangzhou Skyline Infinity Technology Co.,Ltd. (“GZ Skyline”)	Entity controlled by one of the officers of the Company
Shanghai Skyline Infinity Technology Co.,Ltd. (“SH Skyline”)	Entity controlled by one of the officers of the Company
Guangzhou Marvelousmart Branding Co., Ltd (“Marvelousmart”)	Entity controlled by one of the officers of the Company
Guangzhou Reds Catering Co., Ltd. (“Reds Catering”)	Entity controlled by one of the officers of the Company

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.Related Parties Transactions (Continued)

b)The Group had the following significant related party transactions:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues:
Product sales to Alnilam	4,029	2,346	—	—
Product sales to Newton Education	71	—	—	—
Product sales to Zi Jun	309	657	—	—
Product sales to Yi Xin	—	98	81	13
Product sales to HK Fairlady	7,957	28,639	43,422	6,814
Product sales to Rock&Roll	—	—	9,999	1,569
Product sales to Sunwah	—	—	359	56
Product sales to Jun Mi	—	—	302	47
	12,366	31,740	54,163	8,499
Cost of revenue:
Merchandise purchased from Alnilam	—	163	—	—
Merchandise purchased from Zi Jun	—	95	—	—
Merchandise purchased from Sunwah	—	—	15,349	2,409
Merchandise purchased from GZ Skyline	—	—	4,738	744
Merchandise purchased from Rock&Roll	—	—	3,364	528
Merchandise purchased from SH Skyline	—	—	1,224	192
Merchandise purchased from Marvelousmart	—	—	676	106
	—	258	25,351	3,979
Selling and marketing expenses:
Advertising and marketing services provided by Yi Xin	5,837	8,681	2,028	318
Marketing services provided by GZ Skyline	—	—	143	22
Marketing services provided by Jun Mi	—	—	329	52
	5,837	8,681	2,500	392
General and administrative expenses:
Office supplies purchased from HK Fairlady	750	—	—	—
Consulting services provided by SH Skyline	—	—	1,145	180
	750	—	1,145	180
Loans provided to:
GZ Raspberry (v)	—	—	250	39
Alnilam	5,649	—	—	—
Yi Xin (i)	3,400	8,600	—	—
Zi Jun (ii)	3,736	18,618	—	—
Zhi Nao	200	—	—	—
Pan Hai (iv)	—	1,500	—	—
Explorer (iii)	—	3,960	—	—
Jun Mi	—	880	—	—
	12,985	33,558	250	39
Repayment of loans:
GZ Raspberry (v)	—	—	250	39
Yi Xin (i)	2,000	1,000	—	—
Alnilam	1,603	7,185	—	—
Explorer(iii)	—	3,960	—	—
Jun Mi	—	410	470	74
Pan Hai (iv)	—	—	1,500	235
	3,603	12,555	2,220	348
Interest income from:
Alnilam	253	773	—	—
Zi Jun	26	518	—	—
Explorer	—	156	—	—
Pan Hai	—	51	12	2
Jun Mi	—	18	5	1
GZ Raspberry (v)	—	—	1	—
	279	1,516	18	3
Investment and loans receivable disposal transactions:
Disposal of Yi Xin investment and loans receivable to Explorer (i)	—	3,000	—	—
Disposal of Jun Mi investment to Explorer (vi)	—	152	—	—
	—	3,152	—	—

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.Related Parties Transactions (Continued)

c)The Group had the following related party balances at the end of the periods:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Amounts due from related parties, current:
HK Fairlady	2,947	—	—
Yi Xin	943	1	—
Zhi Nao	200	—	—
Explorer	3,229	—	—
Pan Hai	1,551	—	—
Jun Mi	488	—	—
Sunwah	—	9,680	1,519
Rock&Roll	—	4,291	673
SH Skyline	—	2,900	455
Marvelousmart	—	1,777	279
Raspberry	—	81	13
Reds Catering	—	2	—
	9,358	18,732	2,939
Amounts due to related parties, current:
HK Fairlady	—	3,371	528
GZ Skyline	—	216	34
Jun Mi	—	82	13
Raspberry	—	30	5
Yi Xin	—	4	1
	—	3,703	581
(i)	In 2020, the Group entered into certain loan agreements with Yi Xin, pursuant to which the Group granted total loans of RMB8,600 to Yi Xin, with an annual interest rate of 4.5% if the loan is repaid within one year and an annual interest of 4.75% if the loan is repaid after one year from draw down. Considering the creditworthiness and the financial condition of the investee, the Group recognized allowance for doubtful accounts on the outstanding loan balances of RMB399 as of December 31, 2020. Yi Xin repaid RMB1,000 of loan principal in 2020. In October 2020, the Group disposed of its equity interest in Yi Xin and its loan receivables outstanding from Yi Xin for total proceeds of RMB7,201 to Explorer.
(ii)	In 2020, the Group entered into certain loan agreements with Zijun, pursuant to which the Group granted total loans of RMB18,618 to Zijun, with an annual interest rate ranging from 4.5% to 4.75%. The contractual maturity date is one year from draw down. In September 2020, the Group acquired a controlling interest in Zi Jun and the outstanding loans receivable due from Zi Jun were considered effectively settled at fair value.
(iii)	In 2020, the Group granted total short-term loans of RMB3,960 to Explorer for its daily operational needs, with an annual interest rate of 5% and contractual terms of two years. The loans were repaid in full by Explorer when due in 2020. The disposal proceeds from Explorer with respect to the transaction described in (i) was fully repaid in March 2021.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.Related Parties Transactions (Continued)

(iv)	In 2020, the Group entered into a loan agreement with Pan Hai, pursuant to which the Group extended a RMB1,500 loan to Pan Hai, with an annual interest rate is 4.5% and a contractual maturity date of one year from draw down. Pan Hai has fully repaid the principal and interest in March 2021.
(v)	In 2021, the Group entered into a loan agreement with GZ Raspberry, pursuant to which the Group granted total loans of RMB250 (US$39) to GZ Raspberry for its daily operational needs, with a monthly compound interest rate of 0.417%. The principal and interest were repaid in full by GZ Raspberry in March 2021.

All the outstanding balances with related parties as of December 31, 2020 and December 31, 2021 are unsecured and repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amounts due from related parties for the periods presented unless otherwise disclose.

15.Revenues

Revenues consist of the following:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Product revenues recognized at a point in time	2,609,922	3,572,192	2,429,535	381,247
Service revenues recognized over time	165,161	238,468	109,714	17,217
Service revenues recognized at a point in time	75,641	—	17,607	2,762
Total revenues	2,850,724	3,810,660	2,556,856	401,226

As of December 31, 2021, the transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) are related to subscription services, and the Group expects to recognize RMB826 (US$130) within one year.

Contract balances

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for subscription services; ii) cash collected from the sales of products for which the Group’s customers have not yet confirmed acceptance of the corresponding products; and iii) loyalty points granted to customers. Contract liabilities are presented as “Customer advances and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB174,456 and RMB41,067 (US$6,444) as of December 31, 2020 and 2021, respectively. The decrease in contract liabilities as of December 31, 2021 as compared to the year ended December 31, 2020 is mainly due to the change in estimated active KOC subscription period during 2021. Revenue recognized for the years ended December 31, 2020 and 2021 that was included in contract liabilities at the beginning of the period was RMB378,307 and RMB134,598 (US$21,121), respectively.

Revision to the Group’s estimates of active KOC subscription period are accounted for as a change in accounting estimate on a prospective basis in accordance with ASC 250, Accounting Changes and Error Corrections. The Group reviews and revises such estimates, if necessary, on a periodic basis and at a minimum, on an annual basis. As a result of the change in estimate, total revenues decreased by RMB3,611(US$567), net loss decreased by RMB3,611(US$567) and basic and diluted loss per share decreased by RMB 0.38(US$0.06) for the year ended December 31, 2021.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16.Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary, the VIE and subsidiaries of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiaries of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2020 and 2021 the WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2020 and 2021, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE were RMB122,073 and RMB 128,536 (US$20,170), respectively.

17.Commitments and Contingencies

Operating lease commitments

The Group leases offices and warehouses for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2021:

	RMB	US$
2022	34,949	5,484
2023	24,394	3,828
2024	4,600	722
2025 and thereafter	2,226	349
Total	66,169	10,383

Total rental expenses for all operating leases amounted to RMB31,254, RMB37,027 and RMB55,412 (US$8,695) for the years ended December 31, 2019, 2020 and 2021, respectively.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

17.Commitments and Contingencies (Continued)

Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Group is currently not involved in any legal or administrative proceeding that may have a material adverse impact on the Group’s business, financial position or results of operations.

18.Subsequent Events

As of the date of this report, the Group has received a total of US$ 42 million of goods shipped from Waichun Logistics Technology Limited (“Waichun”) under the US$ 45 million purchase contract signed in July 2021 with Waichun, of which US$ 30 million was received after December 31, 2021.

19.Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed Balance Sheets

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	136	3,098	486
Prepayments and other current assets	8,084	—	—
Amount due from related parties	—	531,346	83,380
Total current assets	8,220	534,444	83,866
Non-current assets:
Investments in subsidiaries, the VIE and subsidiaries of the VIE	436,407	466,791	73,250
Total non-current assets	436,407	466,791	73,250
Total assets	444,627	1,001,235	157,116
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	2,269	1,635	257
Accrued expenses and other liabilities	6,047	9,476	1,487
Total current liabilities	8,316	11,111	1,744
Non-current liabilities	—	7,235	1,135
Total liabilities	8,316	18,346	2,879
Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 259,109,312 shares authorized; 9,109,312 and nil shares issued; 7,993,846 and nil shares outstanding as of December 31, 2020 and December 31, 2021, respectively)	5	—	—
Class A ordinary shares (par value of US$0.0001 per share; nil and 254,269,312 shares authorized; nil and 5,712,857 shares issued; nil and 5,671,762 shares outstanding as of December 31, 2020 and December 31, 2021, respectively)	—	3	1
Class B ordinary shares (par value of US$0.0001 per share; nil and 4,840,000 shares authorized, issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	—	3	—
Additional paid-in capital	833,855	1,740,919	273,188
Statutory reserves	9,984	10,432	1,637
Accumulated deficit	(408,099)	(764,764)	(120,008)
Accumulated other comprehensive income/(loss)	566	(3,704)	(581)
Total shareholders’ equity	436,311	982,889	154,237
Total liabilities and shareholders’ equity	444,627	1,001,235	157,116

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

19.Condensed Financial Information of the Company (Continued)

Condensed Statements of Comprehensive (Loss)/Income

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
General and administrative expenses	(5)	(169)	(372,283)	(58,419)
Selling and marketing expenses	—	—	(13,561)	(2,128)
Technology and content expenses	—	—	(3,333)	(523)
Total operating expenses	(5)	(169)	(389,177)	(61,070)
Operating loss	(5)	(169)	(389,177)	(61,070)
Other (expenses)/income	—	78	(2,124)	(333)
Share of (losses)/income from subsidiaries, the VIE and subsidiaries of the VIE	103,200	209,750	35,084	5,505
Net (loss)/income attributable to Onion Global Limited	103,195	209,659	(356,217)	(55,898)
Net loss/(income) attributable to non-controlling interests	(361)	(1,657)	3,335	523
Net (loss)/income	102,834	208,002	(352,882)	(55,375)
Other comprehensive income/(loss)
Foreign currency translation adjustment net of tax of nil	(70)	737	(4,221)	(662)
Comprehensive (loss)/income	102,764	208,739	(357,103)	(56,037)

Condensed Statements of Cash Flows

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	39	97	(554,427)	(87,001)
Net cash generated from financing activities	—	—	557,389	87,466
Net increase in cash and cash equivalents	39	97	2,962	465
Cash and cash equivalents at the beginning of year	—	39	136	21
Cash and cash equivalents at the end of year	39	136	3,098	486

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company.

The parent company records its investment in its subsidiaries, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries, the VIE and subsidiaries of the VIE”, and their respective losses/income as “Share of (losses)/income from subsidiaries, the VIE and subsidiaries of the VIE” on the condensed statements of comprehensive (loss)/income.

The subsidiaries did not pay any dividends to the Company for the periods presented. The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.